**ORBIS**

Warsaw , 2003-05-09

**United States Securities**
**and Exchange Commission**
**Washington D.C. 20549**
**USA**


SEC MAIL PROCESSING
RECEIVED
JUN 06 2003
WASH. D.C.
152
SECTION

**Ref.: 82-5025**


03022727

SUPPL

Dear Sirs,

Please find enclosed the text of „Orbis" S.A. annual 2002 Consolidated Report.

Best regards

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

Krzysztof Gerula

Vice-President


ORBIS
GRUPA HOTELOWA

# SARs - 2002
# annual report

Ladies and Gentlemen,

Following the financial statements of Orbis S.A. for the year 2002 I hereby present you the consolidated financial statements of the Orbis Group covering the activities of Orbis S.A., PBP Orbis Sp. z o.o., Orbis Transport SP. z o.o. and Orbis Casino Sp. z o.o. All the companies forming the Group work for your benefit offering hotel, food & beverage, tourist, transport as well as games of chance services. We remain the only group with such comprehensive services on offer in Poland and the largest one in the Central and Eastern Europe.

In 2002 we focused on the development in all the companies of the Group and concentrated our actions and outlays on projects the implementation of which will enhance the position that companies enjoy in particular sectors while the Group, as an entirety, will strengthen its position of a leader in the hotel and tourist industry in Poland. Activities that we undertake have as their objective to provide you with a wide range of services, by expanding our offer and improving its quality and simultaneously caring for attractiveness of prices. All the companies operate in conditions marked by limited demand for their services and by ever growing competitive environment. Therefore, in 2002 each of the companies pursued cost optimization programme based on reduction of employment level and of other operating costs.

In 2002, Orbis Travel – taking account of changes occurring in the tourist industry following terrorist attacks in the USA in September 2001 – adapted the offer of both foreign and domestic tourist services by way of expanding its offer of sightseeing and coach trips and by focussing on selected destinations of charter offer in the basin of the Mediterranean sea. Adaptation of the product to market needs combined with further restructuring of costs allowed for the improvement of financial result achieved by Orbis Travel.

In 2002, not only did Orbis Transport succeed in maintaining its position in the field of car rentals but managed to increase its share in the market as well – in the field of international bus transport and car leases. Due to the cost reduction programme which was simultaneously being implemented Orbis Transport achieved a two-digit growth in its economic and financial performance.

In 2002 Orbis Casino laid main emphasis on cost optimization. Owing to the reduction of costs, outlays were substantially increased in the domain of marketing designed for the promotion of new casinos in Warsaw and Łódź and a casino in Gdańsk-Gdynia-Sopot where a competitive casino was opened. Closing down of a casino in Cracow significantly reduced the Company's operating costs. As a result of the above mentioned activities, the net profit generated by Orbis Casino in 2002 rose by over 100% as compared to the preceding year.

In these difficult times, the most wonderful prize for us is your confidence in the quality of our services. One more time, Orbis Travel turned out the winner in the category of *travel agencies* in the European Trusted Brands survey conducted by *Reader's Digest.* Also, the growth in the number of persons availing themselves of services rendered by Orbis Transport represents a pleasant token of confidence in the quality and attractiveness of our services in the field of bus transport as well as car rentals and car leases. Opening new casinos in 2002, Orbis Casino offered you a new product that attracts interest.

Thanking you for your long-term confidence I wish to express hope that the services of the Orbis Group will become even more popular in the years to come and, at the same time, I would like to assure you that will to our best to make it happen.


SEC MAIL PROCESSING
RECEIVED
2003
WASH. D.C.
SECTION

# Consolidated Annual Report SA-RS 2002

(In accordance with § 57 section 2 of the Ordinance of the Council of Ministers dated October 16, 2001 - Journal of Laws no. 139, entry 1569, and no. 31, entry 280 of 2002)
(for issuers of securities with the business profile of production, construction, trade or services)

For the current year, period from **2002-01-01** to **2002-12-31**
and for the prior year, period from 2001-01-01 to 2001-12-31
Date submitted 2003-04-30

**Orbis Spółka Akcyjna**
*(full name of company)*

| | |
|---|---|
| **Orbis S.A.** (brief name of company) | **12** (sector in accordance with WSE classification) |
| **00-028** (postcode) | **Warszawa** (city) |
| **Bracka** (street) | **16** (number) |
| **827 34 25, 829 39 30** (phone, facsimile) | **sekrde@orbis.pl** (e-mail) |
| **526-025-04-69, 006239529** (VAT no., REGON) | **www.orbis.pl** (www) |

**Deloitte & Touche Audit Services Sp. z o.o.**
(chartered auditors

*Consolidated Annual Report SA-RS 2002 comprises :*

- Opinon and report of chartered auditors on the audited consolidated annual financial statements
- ☐ President's Letter to Shareholders
- ☑ Consolidated annual financial statements
  - ☑ Introduction
  - ☑ Consolidated Balance Sheet
  - ☑ Consolidated Profit and Loss Account
  - ☑ Consolidated Statement of Shareholders' Equity
  - ☑ Consolidated Satement of Cash Flows
  - ☑ Additional information and notes
- ☑ Board of Director's Report on the operations of the Company's capital group

| FINANCIAL HIGHLIGHTS | in thousands of PLN | | in thousands of EURO | |
|---|---|---|---|---|
| | year 2002 | year 2001 | year 2002 | year 2001 |
| I. Net sales revenues | **815 989** | 882 064 | **210 872** | 241 602 |
| II. Operating profit (loss) | **28 696** | 49 009 | **7 416** | 13 424 |
| III. Profit (loss) before taxation | **49 770** | 73 817 | **12 862** | 20 219 |
| IV. Net profit (loss) | **34 583** | 51 524 | **8 937** | 14 113 |
| V. Net cash flows from operating activities | **94 199** | 115 766 | **24 343** | 31 709 |
| VI. Net cash flows from investing activities | **- 15 664** | - 107 559 | **- 4 048** | - 29 461 |
| VII. Net cash flows from financing activities | **- 23 065** | 10 728 | **- 5 961** | 2 938 |
| VIII. Total net cash flows | **55 470** | 18 935 | **14 334** | 5 186 |
| IX.. Total assets | **1 463 156** | 1 475 605 | **363 951** | 418 980 |
| X. Liabilities and reserves for liabilities | **265 462** | 275 312 | **66 032** | 78 171 |
| XI. Long-term liabilities | **73 228** | 48 227 | **18 215** | 13 693 |
| XII. Short-term liabilities | **92 855** | 115 457 | **23 097** | 32 783 |
| XIII. Shareholders' equity | **1 187 363** | 1 188 515 | **295 349** | 337 464 |
| XIV. Share capital | **92 154** | 92 154 | **22 923** | 26 166 |
| XV. Number of shares | **46 077 008** | 46 077 008 | **46 077 008** | 46 077 008 |
| XVI. Earnings (loss) per ordinary share (in PLN / EUR) | **0,75** | 1,12 | **0,19** | 0,31 |
| XVII. Diluted earnings (loss) per ordinary share (in PLN / EUR) | - | - | - | - |
| XVIII. Book value per share (in PLN / EUR) | **25,77** | 25,79 | **6,41** | 7,32 |
| XIX. Diluted book value per share (in PLN / EUR) | - | - | - | - |
| XX. Declared or paid-out dividend per ordinary share (in PLN / EUR) | - | - | - | - |

The Annual Report shall be submitted to the Securities and Exchange Commision, Warsaw Stock Exchange SA and to Polish Press Agency in compliance with the provisions of law.

**Contents:**

1. Opinion and report of auditor
2. Introduction
3. Financial statements
4. Additional notes
5. Commentary of Management Board


ORBIS
GRUPA HOTELOWA

# Opinion and report of auditor

# ORBIS S.A. CAPITAL GROUP
# WARSAW, BRACKA 16 STR.

## CERTIFIED AUDITOR'S OPINION
## WITH AUDIT REPORT
## FOR THE 2002 FINANCIAL YEAR

# TABLE OF CONTENTS

**INDEPENDENT AUDITOR'S OPINION** ..... 3

**REPORT SUPPLEMENTING THE AUDITOR'S OPINION ON THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS OF ORBIS S.A. CAPITAL GROUP FOR THE 2002 FINANCIAL YEAR** ..... 6

1. GENERAL INFORMATION ..... 6
2. ANALYSIS OF THE FINANCIAL RESULT AND THE ECONOMIC AND FINANCIAL POSITION OF THE CAPITAL GROUP ..... 11
3. DETAILED INFORMATION ..... 13

## INDEPENDENT AUDITOR'S OPINION

**To the Shareholders, Supervisory Board and Management Board of ORBIS S.A.**

We have audited the attached consolidated financial statements of the ORBIS S.A. Capital Group for which ORBIS S.A. located in Warsaw, Bracka 16 Str. is the holding company, including:

- introduction to the consolidated financial statements,
- consolidated balance sheet prepared as of 31 December 2002, with total assets and liabilities of PLN 1,463,156 thousand,
- consolidated profit and loss account for the period from 1 January 2002 to 31 December 2002 disclosing a net profit of PLN 34,583 thousand,
- statement of changes in consolidated equity for the period from 1 January 2002 to 31 December 2002 disclosing a decrease in equity of PLN 1,152 thousand,
- consolidated cash flow statement for the period from 1 January 2002 to 31 December 2002 showing a net cash inflow of PLN 55,470 thousand during the reporting period,
- additional information and explanations.

The financial statements were prepared using the full method in respect of subsidiaries and based on the equity method in respect of one associated entity.

Preparation of these consolidated financial statements is the responsibility of the Management Board of ORBIS S.A. Our responsibility is to audit and express an opinion on the accuracy, correctness and clarity of these consolidated financial statements and the accuracy of the underlying accounting records. The financial statements of two subsidiaries and one associated entity were audited by other certified auditors, and respective opinions were provided to us. The data from consolidation packages of the

subsidiaries in respect of which we have relied entirely on other auditors' opinions account for 7.47% of consolidated assets and 30.83% of consolidated sales revenue.

With the exception of the issue described in the following paragraph, our audit was performed in accordance with:

- section 7 of the Accounting Act of 29 September 1994 (Dz.U. from 2002 No. 76, item 694),
- auditing standards issued by the National Board of Certified Auditors,

in such a way as to obtain reasonable assurance as to whether the consolidated financial statements were free of material misstatement. Our audit included in particular examining, largely on a test basis, the consolidation documentation supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles (policy) applied , the estimates made by the Management Board, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In restating the opening balance following the coming in force as of 1 January 2002 of the amended Accounting Act, the Capital Group recognised as an asset the right to perpetual usufruct of land, so far recorded off-consolidated balance sheet. The Capital Group stated those rights at PLN 67.076.896,03 corresponding to the value of land estimated by the authorities determining fees for perpetual usufruct. Until the date of our opinion, no binding interpretation has been issued in respect of the provisions of the amended Accounting Act regarding measurement and recognition of rights to perpetual usufruct of land. In our opinion, those rights should be measured at fair value as at the recognition date.

In our opinion, except for potential adjustments which could be necessary if the ORBIS S.A. Capital Group determined the fair value of the rights to perpetual usufruct of land, based on the outcome of our audit and the opinions of other certified auditors, the consolidated financial statements of ORBIS S.A. Capital Group for the 2002 financial year were prepared in all material respects:

- in accordance with the accounting principles determined by the Accounting Act of 29 September 1994 and the Minister of Finance's ordinance of 12 December 2001 on detailed principles of drawing up financial statements of affiliated companies by entities other than banks and insurance companies, and

- in form and contents complying with the requirements of:
  - the Accounting Act of 29 September 1994 and the Company's By-laws,
  - the Council of Ministers' ordinance of 16 October 2001 on current and periodic information submitted by issuers of securities,
  - the Council of Ministers' ordinance of 16 October 2001 on detailed requirements to be fulfilled by the issue prospectus and the summary of prospectus

and present fairly and clearly all the information essential for evaluating the economic and financial position of the Capital Group as of 31 December 2002 and its financial result for the period from 1 January to 31 December 2002.

The Report on the activities of the Capital Group in the 2002 financial year is complete in the meaning of art. 49 item 2 of the Accounting Act and consistent with the underlying information disclosed in the audited consolidated financial statements.

**The above audit opinion is a translation from the original Polish version. In case of any discrepancies between the Polish and English version, the Polish version shall prevail.**

Certified auditor

Entity represented by

Alina Domosławska
No. 679

Alina Domosławska
Member of the Management Board

Wacław Nitka
Member of the Management Board

Deloitte & Touche Audit Services Sp. z o.o.
ul. Fredry 6, 00-097 Warszawa
Entity entitled to audit consolidated financial statements entered under the number 73 on the list kept by the National Chamber of Certified Auditors

Warsaw, 15 April 2003

# REPORT SUPPLEMENTING THE AUDITOR'S OPINION ON THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS OF ORBIS S.A. CAPITAL GROUP FOR THE 2002 FINANCIAL YEAR

## 1. GENERAL INFORMATION

### Basic information on the activities of the ORBIS S.A. Capital Group

The holding company operates under the name ORBIS S.A. The Company's registered office is located in the capital city of Warsaw.

The Company operates as a joint-stock company established on 17 December 1990 by virtue of a notary deed confirming the transformation of state enterprise Orbis in a joint-stock company, prepared by the notary Paweł Błaszczak at the notary's office No. 18 in Warsaw (Repertory No. A 1882/1990).

Currently, the Company is registered in the enterprise register kept by the District Court for the capital city of Warsaw, XIX Business Department of the National Court Register, under the number KRS 0000022622.

The Company's tax identification number NIP is -025-04-69
The REGON number assigned by the Statistical Office is 006239529

The Company operates based on the provisions of the Code of Commercial Companies.

In the audited period, the activities of the Capital Group included:
- provision of hotel and catering services,
- management of external hotel facilities within proprietary management systems,
- organisation and provision of domestic and foreign travel services,
- transport services including car rental,
- organisation and running of money games and games of chance,
- running cash desks buying and selling foreign currencies,
- provision of advertising and publishing services in Poland and abroad,
- provision of services related to training, investments and IT,
- tourist and travel services in Poland and abroad,
- organisation of coach transport aboard,
- rental of passenger cars,
- leasing of passenger cars,
- running casinos and games halls.

The average annual employment in the Capital Group in 2002 was 8,163 persons.

The share capital of the Capital Group is the share capital of the holding company – ORBIS S.A., which as of 31 December 2002 amounted to PLN 92,154,016 and was composed of 46,077,008 bearer and registered shares with unit face value of PLN 2. As of 31 December 2002, the Company's shareholders included:

- ACCOR S.A. – 27.1702% shares,
- Reib International – 10.37% shares,
- Commercial Union OFE BPH CU WBK – 4.34% shares,
- GTC S.A. – 5.00% shares,
- J.P. Morgan Fleming Asset Management (UK) Limited – 5.00% shares,
- State Treasury – 4.07% shares,
- other stock exchange shareholders – 44.0498% shares.

The Capital Group's financial year is the calendar year.

The composition of the Management Board of Orbis SA was as follows:
- Maciej Olaf Grelowski - Chairman of the Board,
- Krzysztof Andrzej Gerula - Deputy Chairman of the Board,
- Andrzej Bobola Szułdrzyński - Deputy Chairman of the Board,
- Ireneusz Andrzej Węgłowski - Deputy Chairman of the Board,
- Yannick Yvon Rouvrais - Member of the Board,
- Laurent Francois Picheral – Member of the Board.

The following changes in the composition of the Management Board took place in the audited period:
- Lidia Mieleszko – Member of the Board, Chief Accountant – term of office expired on 26 June 2002,
- Laurent Francois Picheral – Member of the Board – appointed on 26 June 2002.

As of 31 December 2002, ORBIS S.A. Capital Group was composed of:
- the holding company ORBIS S.A., and
- subsidiaries:
    - PBP Orbis Sp. z o.o.,
    - Orbis Transport Sp. z o.o.,
    - Wioska Turystyczna Wilkasy Sp. z o.o.,
- associated entities:
    - Orbis Casino Sp. z o.o.,
    - PH Majewicz Sp. z o.o.,
    - GLOBIS Poznań Sp. z o.o.,
    - GLOBIS Wrocław Sp. z o.o.,

The following companies were included in the consolidated financial statements:

The holding company – ORBIS S.A.

Fully consolidated subsidiaries of ORBIS S.A.

| Name and registered office | Name of certified auditor and type of opinion issued | Face value of shares (in PLN '000) | Total carrying value of shares in the Capital Group (in PLN '000) | Total percentage of share capital held within the Capital Group | Balance sheet date as of which the financial statements were drawn up |
|---|---|---|---|---|---|
| PBP Orbis Sp. z o.o. | FINANS – SERVIS Zespół Doradców Finansowo – Księgowych Sp. z o.o. – 17.03.2003, opinion with a qualification as to the write-down on receivables created in correspondence with previous years' result. FINANS – SERVIS Zespół Doradców Finansowo – Księgowych Sp. z o.o.- 14.04.2003 – opinion with a note regarding the adjusted consolidated financial statements. | 16,332 | 11,624 | 70.41% | 31.12.2002 |
| Orbis Transport Sp. z o.o. | Polskie Towarzystwo Ekonomiczne PTE-Profit Sp. z o. o.– unqualified opinion. | 14,078 | 11,887 | 84.44% | 31.12.2002 |
| | | | | | |

Associated entities of ORBIS S.A. consolidated by the equity method

| Name and registered office | Name of certified auditor and type of opinion issued | Face value of shares (in PLN '000) | Total carrying value of shares in the Capital Group (in PLN '000) | Total percentage of share capital held within the Capital Group | Balance sheet date as of which the financial statements were drawn up |
|---|---|---|---|---|---|
| Orbis Casino Sp. z o.o. | FINANS – SERVIS Sp. z o.o. – unqualified opinion. | 2,592 | 864 | 33.33% | 31.12.2002 |

Subsidiaries and associated entities excluded from consolidation based on article 58 2 of the Accounting Act:

| Name and registered office | Type of affiliation | Value of shares at purchase cost (in PLN '000) | Percentage of share capital held | Balance sheet total (in PLN '000) | Revenue from sales of goods and products (in PLN '000) |
|---|---|---|---|---|---|
| Wioska Turystyczna Wilkasy Sp. z o.o. | Subsidiary | 2,429 | 100% | 4,460 | 1,747 |
| PH Majewicz Sp. z o.o. | Associated | 2,157 | 49% | 4,697 | 7,723 |
| Globis Poznań Sp. z o.o. | Associated | 2,000 | 25% | 49,094 | 66 |
| Globis Wrocław Sp. z o.o. | Associated | 500 | 25% | 3 | 0 |

**Information on the audited consolidated financial statements**

The audited consolidated financial statements were prepared as of 31 December 2002 and include:

- introduction to the consolidated financial statements,
- consolidated balance sheet prepared as of 31 December 2002, with total assets and liabilities of PLN 1,463,156 thousand,
- consolidated profit and loss account for the period from 1 January 2002 to 31 December 2002 disclosing a net profit of PLN 34,583 thousand,
- statement of changes in consolidated equity for the period from 1 January 2002 to 31 December 2002 disclosing a decrease in equity of PLN 1,152 thousand,
- consolidated cash flow statement for the period from 1 January 2002 to 31 December 2002 showing a net cash inflow of PLN 55,470 thousand during the reporting period,
- additional information and explanations.

The consolidated financial statements were supplemented with a Management Report on the activities of the Capital Group for the 2002 financial year.

**Other information**

ORBIS S.A. as the holding company prepared the consolidated financial statements for the financial year ended 31 December 2001.

In 2001, the activities of the Capital Group resulted in a net profit of PLN 51.201 thousand. The consolidated financial statements of the Capital Group for the 2001 financial year were audited by a certified auditor. The certified auditor Alina Domosławska acting on behalf of the entity authorised to audit the financial statements, Deloitte & Touche Audit Services Sp. z o.o. issued an unqualified opinion on 22 April 2002.

The General Meeting of Shareholders which approved the financial statements for the 2001 financial year was held on 27 June 2002.

In accordance with the law, the consolidated financial statements for the 2001 financial year were submitted to the registry court and published in Monitor Polski-B No 337 of 7 October 2002.

## 2. ANALYSIS OF THE FINANCIAL RESULT AND THE ECONOMIC AND FINANCIAL POSITION OF THE CAPITAL GROUP

Presented below are the main items from the profit and loss account, as well as the financial ratios describing the financial result of the Capital Group, its economic and financial position compared with the previous years.

The consolidated financial statements were prepared using the historical cost method and therefore they disregard the inflationary character of the Polish economy. The overall consumer price index between 1 January 2002 and 31 December 2002 equalled 1.9%[1].

| Main items from the profit and loss account (in PLN '000) | 2001 | 2002 |
|---|---|---|
| Sales revenue | 882 064 | 815 989 |
| Operating expenses | 832 296 | 779 366 |
| Other operating income | 39 002 | 28 245 |
| Other operating expenses | 39 761 | 36 172 |
| Financial income | 47 209 | 38 765 |
| Financial expenses | 23 354 | 18 601 |
| Extraordinary gains | 167 | 122 |
| Income tax | 22 780 | 15 842 |
| Net profit | 51 524 | 34 583 |

Net revenue from sales of products, goods and materials adjusted by CPI

| Year | Revenue from sales of products and goods | Adjusted sales revenue |
|---|---|---|
| 2001 | 882 064 | 898 823 |
| 2002 | 815 989 | 815 989 |

| Profitability ratios | 2001 | 2002 |
|---|---|---|
| • gross profit margin | 8.3% | 5.5% |
| • net profit margin | 5.8% | 4.2% |
| • net return on equity | 4.3% | 2.9% |

[1] Source: 2002/2001 – 1.9% (Central Statistical Office)

Profitability ratios

| | | |
|---|---|---|
| • turnover assets to total ratio | 0.6 | 0.6 |
| • receivables turnover in days | 14 | 12 |
| • liabilities turnover in days | 22 | 20 |
| • inventory turnover in days | 8 | 7 |

Liquidity /Net working capital

| | | |
|---|---|---|
| • debt ratio | 0.18 | 0.18 |
| • equity to total assets ratio | 0.81 | 0.81 |
| • net working capital (in PLN '000) | 73 850 | 144 598 |
| • quick ratio | 1.64 | 2.56 |
| • acid ratio | 1.49 | 2.41 |

The analysis of the above ratios in comparable conditions identified the following trends occurring in 2002:

- the profitability ratios deteriorated,
- there were no significant changes in the turnover of receivables and liabilities in days,
- the liquidity ratios rose,
- the net working capital increased.

The Capital Group's position depends directly on its holding company, with assents accounting for 94.14% of the consolidated assets.

## 3. DETAILED INFORMATION

The audit of the consolidated financial statements was performed based on the contract of 23 May 2002 concluded between ORBIS S.A. and Deloitte & Touche Audit Services Sp. z o.o. located in Warsaw, ul. Fredry 6, registered under the number 73 on the list of entities authorised to provide audit services kept by the National Chamber of Certified Auditors. On behalf of the certified auditor, the audit was conducted under the supervision of the certified auditor Alina Domosławska (No. 697).

The entity authorised to perform the audit was selected by the Supervisory Board's resolution of 12 March 2002 based on the empowerment included in paragraph 20 of the Company's By-laws.

As confirmed in a written representation of the Management Board of the Company of 5 April 2003, all necessary documents and data as well as detailed information and explanations were provided to the certified auditor during the audit, except for the fair value of perpetual usufruct of land mentioned in our opinion.

Our audit covered the period from 1 January 2002 to 31 December 2002 and focused on:
- assessing the correctness and fairness of the consolidated financial statements drawn up by the Management Board of the holding company,
- auditing the consolidation documentation,
- assessing the correctness of consolidation methods and procedures applied in consolidation,
- reviewing the opinion sand reports from audits of financial statements of subsidiaries included in consolidation, drawn up by other certified auditors.

The audit of the consolidated financial statements was conducted in line with valid regulations and the auditing standards issued by the National Board of Certified Auditors in Poland.

**Comments concerning the correctness and fairness of particular items of the balance sheet and profit and loss account**

**BALANCE SHEET**

Presented below are the main groups of items from the audited consolidated balance sheet as of 31 December 2002 (in PLN '000):

| | |
|---|---|
| Intangible assets | 9 326 |
| Tangible assets | 1 180 808 |
| Long-term receivables | 2 754 |
| Long-term investments | 14 256 |
| Long-term prepayments | 18 559 |
| Inventory | 13 974 |
| Short-term receivables | 60 360 |
| Short-term investments | 156 307 |
| Short-term prepayments | 6 812 |
| **TOTAL ASSETS** | **1 463 156** |
| Share capital | 92 154 |
| Supplementary capital | 724 005 |
| Revaluation reserve | 270 047 |
| Previous years' profit | 66 574 |
| Net profit for the current financial year | 34 583 |
| Minority equity | 10 331 |
| Provisions for liabilities | 91 217 |
| Long-term liabilities | 73 228 |
| Short-term liabilities | 92 855 |
| Accruals | 8 162 |
| **TOTAL EQUITY AND LIABILITIES** | **1 463 156** |

## PROFIT AND LOSS ACCOUNT

Presented below are the main groups of items from the audited consolidated profit and loss account for the period of 12 months ended 31 December 2002 (in PLN '000):

| | |
|---|---|
| Net revenue from sales of products, goods and materials | 815 989 |
| Cost of products, goods and materials sold | 625 971 |
| **Gross profit on sales** | **190 018** |
| Selling costs | 46 454 |
| General and administrative costs | 106 941 |
| **Profit on sales** | **36 623** |
| Other operating income | 28 245 |
| Other operating expenses | 36 172 |
| **Operating profit** | **28 696** |
| Financial income | 38 765 |
| Financial expenses | 18 601 |
| **Profit on business activities** | **48 860** |
| Extraordinary gains | 158 |
| Extraordinary losses | 36 |
| Write-off on negative goodwill | 788 |
| **Gross profit** | **49 770** |
| Income tax | 15 842 |
| Other obligatory reductions in profit | 0 |
| Share in net profit (loss) of controlled entities measured by the equity method | 931 |
| Gains (losses) on minority equity | (276) |
| **Net profit** | **34 583** |

All items having an influence on the consolidated financial result were completely and correctly presented in all material respects when related to the financial statements as a whole. The structure of operating income and expenses, other operating income and expenses, financial income and expenses and extraordinary gains and losses was presented in the explanatory notes (additional information) to the financial statements.

## Consolidation documentation

The holding company presented consolidation documentation compliant with §19 of the Minister of Finance's ordinance of 12 December 2001 on detailed principles of drawing up financial statements of affiliated companies by entities other than banks and insurance companies, including:

1) financial statements of affiliated companies, including:
   a) plain (original) financial statements of affiliated companies,
   b) financial statements of controlled entities adjusted to the accounting principles (policy) applicable to consolidation,
2) all adjustments and eliminations made during consolidation, required to prepare the consolidated financial statements,
3) calculation of goodwill and negative goodwill as well as write-off thereon, including adjustment write-offs,
4) calculation of minority equity.

## Basis for drawing up the consolidated financial statements

The consolidated financial statements of the Capital Group for the 2002 financial year were drawn up in line with the requirements of the Accounting Act of 29 September 1994, the Minister of Finance's ordinance of 12 December 2001 on detailed principles of drawing up financial statements of affiliated companies by entities other than banks and insurance companies, and taking into account the provisions related to issuers of securities admitted to public trading – the Council of Minister's ordinance of 16 October 2001 on current and periodic information submitted by issuers of securities and the Council of Minister's ordinance of 16 October 2001 on detailed requirements to be fulfilled by the issue prospectus and the summary of prospectus.

## Identification of companies within the Capital Group

The type of affiliation was determined based on the criteria specified in article 3, clause 1 point 39 of the Accounting Act of 29 September 1994 (Dz.U. from 2002, No. 76, item 694 ).

## Financial year

The consolidated financial statements were prepared as at the same balance sheet date and for the same financial period as the financial statements of the holding company ORBIS S.A. Subsidiaries and associated entities included in consolidation prepared their financial statements as at the same balance sheet date as the holding company. The financial year for all subsidiaries and associated entities ended 31 December 2002.

**Companies included in the consolidation; consolidation method**

Consolidation of the Capital Group's financial statements in respect of subsidiaries was performed using the full method, by summing up individual items of respective financial statements of subsidiaries and the holding company.

The following items were excluded from consolidation:
- purchase value of shares in subsidiaries held by the holding company and the part of the subsidiaries' net assets corresponding to the holding company's share in ownership of those entities,
- mutual receivables and liabilities of subsidiaries included in consolidation,
- material revenues and expenses related with transactions between entities covered by consolidation.

Consolidation of the Capital Group's financial statements in respect of associated entities was performed by the equity method. The value of the holding company's share in associated entities was adjusted by increases or decreases in associated entities' equity attributable to the holding company, recorded in the period covered by consolidation, and reduced by dividends due from those entities.

The above adjustments and eliminations were posted correctly.

In accordance with article 57, clause 1, point 2 of the Accounting Act of 29 September 1994, certain subsidiaries and associated entities were excluded from consolidation. Information on their net revenue was presented in additional information.

After the eliminations were made, the financial statements for 2002 covered 2 out of 3 subsidiaries consolidated by the full method and 1 out of 4 associated entities included based on the equity method.

The associated entity was included in consolidation by the equity method. The value of the holding company's share in associated entities was adjusted by increases or decreases in associated entities' equity attributable to the holding company, recorded in the period covered by consolidation.
The above adjustments and eliminations were posted correctly.

All entities included in consolidation were audited by a certified auditor.
We have not audited the financial statements of two subsidiaries and one associated entity included in consolidation. Their financial statements were audited by certified auditors and we were provided with respective opinions. The data from consolidation packages of the subsidiaries and associated entities in respect of which we have relied entirely on other auditors' opinions account for 7.47% of consolidated assets and 30.83% of consolidated sales revenue.
The qualification included in the audit opinion regarding the subsidiary PBP Orbis Sp. z o.o. was adjusted in consolidation adjustments.

**Presentation**

The holding company correctly presented individual assets and liabilities, as well as revenues and expenses in the consolidated financial statements. The introduction to the consolidated financial statements, the consolidated balance sheet, consolidated profit and loss account, the statement of changes in consolidated equity and the consolidated cash flow statement together with additional notes, information and explanations which make their integral part include all items required to be disclosed in the consolidated financial statements under the Accounting Act of 29 September 1994, the Minister of Finance's ordinance of 12 December 2001 on detailed principles of drawing up financial statements of affiliated companies by entities other than banks and insurance companies, the Council of Ministers' ordinance of 16 October 2001 on current and periodic information submitted by issuers of securities with subsequent amendments and the Council of Ministers' ordinance of 16 October 2001 on detailed requirements to be fulfilled by the issue prospectus and the summary of prospectus with subsequent amendments.

**Introduction to the consolidated financial statements**

Introduction to the consolidated financial statements includes all information required under Attachment 1 to the Minister of Finance's ordinance of 12 December 2001 on detailed principles of drawing up financial statements of affiliated companies by entities other than banks and insurance companies. The introduction gives a correct and complete description of valuation principles regarding assets and liabilities, principles of measuring the financial result and preparing the consolidated financial statements. The Company confirmed that the financial statements underlying the consolidated financial statements were drawn up under the going concern principle.

**Statement of changes in consolidated equity**

The statement of changes in consolidated equity shows a decrease in equity of the Capital Group during the audited period in the amount of PLN 1,152 thousand.

**Consolidated cash flow statement**

The consolidated cash flow statement discloses:

- a net cash inflow from operating activities of PLN 94,199 thousand
- a net cash outflow from investment activities of PLN 15,664 thousand,
- a net cash outflow from financial activities of PLN 23,065 thousand,

and its items are correctly related to the balance sheet, profit and loss account and the accounting records.

**Additional information and explanations**

The Company prepared the additional information and explanations consisting of tabular notes to individual items of the consolidated balance sheet and consolidated profit and loss account as well as narrative descriptions.

Explanatory notes describing tangible assets, intangible assets, investments, liabilities and provisions correctly present increases and decreases as well as their basis during the financial year. Limitations imposed on individual assets disclosed in the balance sheet arising from security granted to creditors were described.

The additional information and explanations to the consolidated financial statements give a correct and complete description of the reporting items and clearly present other information required under Attachment 6 to the Minister of Finance's ordinance of 12 December 2001 on detailed principles of drawing up financial statements of affiliated companies by entities other than banks and insurance companies, the Council of Ministers' ordinance of 16 October 2001 on current and periodic information submitted by issuers of securities with subsequent amendments and the Council of Ministers' ordinance of 16 October 2001 on detailed requirements to be fulfilled by the issue prospectus and the summary of prospectus with subsequent amendments.

**Management Report on the activities of the Capital Group**

The consolidated financial statements are supplemented with the Management Report on the activities of the Capital Group in the 2002 financial year. The Management Report contains all information required under Art. 49 of the Accounting Act the provisions of the Council of Ministers' ordinance of 16 October 2001 on current and periodic information submitted by issuers with subsequent amendments. We have audited the Management Report with regard to the disclosed information derived directly from the audited financial statements.

**Justification of the opinion**

In view of the issues described above, we have issued an opinion with a qualification.

In restating the opening balance following the coming in force as of 1 January 2002 of the amended Accounting Act, the Capital Group recognised as an asset the right to perpetual usufruct of land, so far recorded off-consolidated balance sheet. The Company stated those rights at PLN 67.076.896,03 corresponding to the value of land estimated by the authorities determining fees for perpetual usufruct . Until the date of our opinion, no binding interpretation has been issued in respect of the provisions of the amended Accounting Act regarding measurement and recognition of rights to perpetual usufruct of land. In our opinion, those rights should be measured at fair value as at the recognition date.

**Compliance with legal regulations**

Management Representations

The certified auditor received a representation letter from the Management Board of the holding company in which the Board stated that the companies from Orbis S.A. Capital Group complied with the laws in force.

Certified Auditor's Representation

Deloitte & Touche Audit Services Sp. z o.o. and the certified auditor signed below confirm that they are on the list of persons entitled to carry out audits and meet the requirements to express an unbiased and independent opinion on the consolidated financial statements of ORBIS S.A. Capital Group.

The audit of the consolidated financial statements was carried out in accordance with the laws in force and existing professional standards, as well as valid accounting regulations.

Certified auditor

Alina Domosławska
No. 679

Alina Domosławska
Member of the Management Board

Wacław Nitka
Member of the Management Board

Deloitte & Touche Audit Services Sp. z o.o.
ul. Fredry 6, 00-097 Warszawa
Entity entitled to audit financial statements entered under the number 73 on the list kept by the National Chamber of Certified Auditors

Warsaw, 15 April 2003

**Introduction**

**1.** The attached consolidated financial statements contain the financial figures of the Orbis S.A. Group in which Orbis S.A. is a dominant company. Orbis S.A. has its registered address in Warsaw, at 16, Bracka street, 00-028 Warsaw. The Company Orbis S.A. is registered under the number KRS 22622 in the register of business operators kept by the District Court in Warsaw, XIX Economic Division of the National Court Registry. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 55.11. On the regulated market, the Company's operations are classified as miscellaneous services.

The scope of the Company's business operations includes, among others:

- provision of hotel lodging and food&beverage services as well as provision of ancillary services,
- management of foreign hotels within the framework of management systems in place,
- organization and servicing of domestic and international tourism,
- provision of transport services, including lease of transport vehicles,
- organization and running of gambling games and lotteries,
- operating cashier outlets offering sale and purchase of foreign tender,
- advertising and publishing activities, both in Poland and abroad,
- provision of services and conducting business operations in the area of training, investment and information technology .

**2.** The attached consolidated financial statements present financial figures contained in the balance sheet as of December 31, 2002, in comparison with the respective figures as of December 31, 2001, the profit and loss account, changes in the Company's equity, the cash flow statements as well as additional notes to the above mentioned financial statements relating to the year 2002 comparative to the corresponding figures for the year 2001.

**2.1** Members of the "Orbis" S.A. Management Board serving its V term of office:
1/ Maciej Grelowski - President of the Management Board
2/ Ireneusz Węgłowski - Vice-President of the Management Board
3/ Andrzej Szułdrzyński - Vice-President of the Management Board
4/ Krzysztof Gerula - Vice-President of the Management Board
5/ Yannick Rouvrais - Member of the Management Board
6/ Laurent Picheral - Member of the Management Board

Members of the Orbis S.A. Supervisory Board serving its V term of office:
Jean-Philippe Savoye – Chairman,
David Netser, Eli Alroy, Wojciech Ciesielski, Sabina Czepielinda, Wanda Dutkowska, Michael Harvey, Janusz Rożdżyński, Andrzej Saja, David Vely

**2.2** The current consolidated financial statements of the Orbis Group comprise:
- aggregate financial statements of all organizational units forming Company Orbis S.A.,
- financial statements of PBP Orbis Sp. z o.o. and financial statements of Orbis Transport Sp. z o.o. which have been fully consolidated,
- an affiliated company Orbis Casino Sp. z o.o. consolidated by equity method.

**2.3** In the course of the current reporting period and in the comparable period no merger with other companies was made.

**3.** The financial statements have been prepared on the assumption that the Company Orbis S.A and the Orbis Group further continue their business operations.

**3.1** The graphic presentation of the organizational structure of the issuer's subsidiaries and affiliated companies and information concerning the nature of relation.


ORBIS S.A.
Dominant company
Subsidiaries
Affiliates
70.41%
PBP Orbis Sp. z o.o.
0.18%
84.44%
Orbis Transport Sp. z o.o.
100%
Wioska Turystyczna WILKASY Sp. z o.o.
33.33%
Orbis Casino Sp. z o.o.
49%
PH Majewicz Sp. z.o.o.
25%
Globis Poznań Sp. z o.o.
25%
Globis Wrocław Sp. z o.o.

**3.2 Companies forming the Group that have been consolidated or valued by means of the equity method:**

| Company Legal status/seat | Method of consolidation | Business operations | Court or other registering body | Initial capital | Share held by Orbis S.A. | |
|---|---|---|---|---|---|---|
| | | | | | In the initial capital | In the total number of votes |
| PBP„Orbis" Sp. z o.o. Warszawa, ul. Annopol 3 | Full | Travel agent – retail sales and touroperator's services | District Court in Warsaw, XX Economic Division of the National Court Registry. | 16 454 | 70.41 % | 70.41 % |
| ORBIS Transport Sp. z o.o. Warszawa, ul. Łopuszańska 47 | Full | Transport of passengers and lease of transport vehicles | District Court in Warsaw, XX Economic Division of the National Court Registry | 14 429 | 84.44 % | 84.44 % |
| ORBIS CASINO Sp. z o.o. Warszawa, ul. Okrąg 3 | Equity method | Running casinoes and gambling rooms | District Court in Warsaw, XVI Economic Division of the National Court Registry | 2 592 | 33.33 % | 33.33 % |

The following companies have not been consolidated:

- Wioska Turystyczna Wilkasy Sp. z o.o.,
- P. H. "Majewicz" Sp. z o.o.,
- Globis Poznań Sp. z o.o.,
- Globis Wrocław Sp. z o.o.

Financial statements of these companies as at December 31, 2002 have not been consolidated as financial figures reported by these companies are not significant for the fulfillment of the obligation specified in Article 4, section 1 of the Accounting Act of September 29, 1994.

| No. | Name of the Company | Share in management | Balance sheet total In PLN '000 | Net sales of goods and products and financial operations, in PLN '000 | Financial result, in PLN '000 |
|---|---|---|---|---|---|
| 1. | Wioska Turystyczna Wilkasy Sp. z o.o. | Subsidiary | 4,460 | 1,776 | -11 |
| 2. | P. H. "Majewicz" Sp. z o.o. | Affiliated | 4,697 | 7,891 | 16 |
| 3. | Globis Poznań Sp. z o.o. | Affiliated | 49,094 | 810 | -1,951 |
| 4. | Globis Wrocław Sp. z o.o. | Affiliated | 3 | 0 | -8 |

PBP Orbis Sp. z o.o. holds 260 shares of Orbis Transport Sp. z o.o., accounting for 0.18% of shares.

In the period covered by the consolidated financial statements and comparable consolidated financial data, no change occurred with respect to the composition of companies to be consolidated or valued by the equity method.

**3.3** The financial statements for the preceding periods were adjusted to ensure the comparability of data in connection with changes introduced by virtue of the amended Accounting Act of September 29, 1994. The list and explanations of differences resulting from adjustments stemming from changes in accounting principles (policy) have been included in an additional explanatory note.

## 4. ACCOUNTING PRINCIPLES

### 4.1 Basis for preparation of the financial statements

The financial statements of Orbis Group have been prepared on the basis of accounting books kept in accordance with the Polish Accounting Standards, i.e. the Polish Accounting Act of September 29, 1994, as further amended. The principle of historic cost accounting was adopted for the purpose of preparing the financial statements.

### 4.2 The principles of consolidation

The consolidated financial statements prepared as of December 31, 2002, include the financial statements of the joint-stock company Orbis S.A., the financial statements of a limited liability company Polskie Biuro Podróży Orbis Sp. z o.o., in which Orbis S.A. holds 70.41% of shares, the financial statements of a limited liability company Orbis Transport Sp. z o.o., in which Orbis S.A. holds 82.38% of shares as well as the financial statements of a limited liability company Orbis Casino Sp. z o.o., in which Orbis S.A. holds a stake of 33.33%.

Each share held by Orbis S.A. in PBP Orbis Sp. z o.o. and in Orbis Transport Sp. z o.o. represents one vote. However, in the case of voting on matters involving:

1. amendments to the company's Articles of Association, including alteration of the company's core business,
2. merger of companies,
3. winding-up of a company,
4. sale of the company's business,

as well as in the instances of voting upon the company's transformation, Orbis S.A. is entitled to cast two votes per each share held.

The financial statements of Polskie Biuro Podróży Orbis Sp. z o.o. and Orbis Transport Sp. z o.o. have been fully consolidated.
The financial statements of Orbis Casino Sp. z o.o. have been accounted for by the equity method.

Pursuant to Art. 4, section 4 of the Act, Orbis has adopted an accounting principle providing that that subsidiaries and controlled companies, the share of which in the balance sheet total or net sales of products and goods and financial operations of the dominant company exceeds 3% will be consolidated. Affiliated companies the share of which in the balance sheet total or net sales of products and goods and financial operations of the dominant company exceeds 5 % will be consolidated by the equity method. The total share of non-consolidated companies in the balance sheet total or net sales of products and goods and financial operations of the dominant company cannot exceed 10%. Simultaneously, companies the companies satisfying he above mentioned conditions for being excluded from consolidation, may be consolidated in case it is necessary for other reasons

| Spółka | Percentage of shares held by Orbis S.A. | Balance sheet total | Share in the balance sheet total of the dominant company | Net sales and revenues from financial operations | Share in revenues of the dominant company |
|---|---|---|---|---|---|
| **ORBIS S.A.** | | **1 377 402** | | **654 499** | |
| **Subsidiaries** | | | | | |
| PBP Orbis, Sp. z o.o. | 70.41% | 48,785 | 3.54% | 190,299 | 29.08% |
| ORBIS Transport, Sp. z o.o. | 84.44% | 60,485 | 4.39% | 81,973 | 12.52% |
| Wioska Turystyczna Wilkasy, Sp. z o.o. | 100% | 4,460 | 0.32% | 1,776 | 0.27% |
| **Affilites** | | | | | |
| ORBIS CASINO, Sp. z o.o. | 33.33% | 19,398 | 1.41% | 323,878 | 49.48% |
| Globis Poznań, Sp. z o.o. | 25% | 49,094 | 3.56% | 810 | 0.12% |
| Globis Wrocław Sp. z o.o. | 25% | 3 | 0.00% | 0 | 0.00% |
| PH Majewicz, Sp. z o.o. | 49% | 4,697 | 0.34% | 7,891 | 1.21% |
| **TOTAL, Orbis Group, of which:** | | **1.564.324** | **100,00%** | **1.261.126** | **100,00%** |
| Consolidated companies | | 1,506,070 | 96.28% | 1,250,649 | 99.17% |
| Companies excluded form consolidation | | 58,254 | 3.72% | 10,477 | 0.83% |

### 4.3 Negative value of goodwill in subsidiaries

The negative value of goodwill in subsidiaries emerged as a result of difference between the share acquisition price and the net asset value calculated in proportion to the participation in the share capital of the subsidiary company Orbis Transport Sp. z o.o.:

| | |
|---|---|
| Balance as of the date of consolidation | PLN 3.932 thousand |
| Write-offs for the entire period | PLN 3.932 thousand |
| Balance as of December 31, 2002 | PLN 0 |

### 4.4 Intangible fixed assets

The intangible fixed assets shown in the financial statements have been valued at acquisition cost or cost of manufacture less depreciation write-offs calculated according to the rates reflecting the period of their use and less write-offs for a permanent loss in value.

### 4.5 Tangible fixed assets and depreciation

Fixed assets are valued at acquisition cost or cost of manufacture. Fixed assets obtained gratuitously are valued at the net selling price of the same or a similar fixed asset.

As at the balance sheet day, fixed assets are valued at acquisition cost or cost of manufacture or at revalued value (following revaluation of fixed assets) less accrued depreciation write-offs including write-offs for a permanent loss in value.

Fixed assets have been revalued from time to time in the past according to their market value or indices announced by the President of the Main Statistical Office. The net result of fixed assets revaluation is appropriated directly to the Company's reserves. The last revaluation of the fixed assets was performed as of January 1, 1995.

Work in progress is appraised at the acquisition cost or manufacture price, taking into account the cost of servicing liabilities taken for the purposes of financing work in progress and related exchange rate differences minus revenues derived there from. In case of a permanent loss in value of a fixed asset under construction, it is revalued so that its value equals the net sale price or, in the absence of the set sale price, the fair value of the fixed asset determined otherwise.

The titles to the perpetual usufruct of land reported for the first time in the balance sheet have been recorded at prices stated in the decisions of the local administrative authorities that constitute the basis for calculating initial fees for the use of these plots of land due to the fact that the land has been gratuitously acquired from the local administrative authorities.

The housing cooperative member's title to buildings and premises has been reported at acquisition price.

In the past years, companies belonging to the Orbis Group benefited from the investment reliefs on corporate tax payments: Orbis S.A. during the years 1998-2000, Orbis S.A. and PBP Orbis Sp. z o.o. during the years 1994-2000, Orbis Transport Sp. z o.o. during the years 1996-2000.

### 4.4 Depreciation
As at the date of acquisition of an intangible fixed asset or a fixed asset a rate of depreciation is determined reflecting the period of economic life of a given fixed asset

The period of economic life of a fixed asset serves as the basis for the establishment of a period and rate of depreciation of intangible fixed assets as well as the period, the annual rate and method of depreciation of fixed assets.

Depreciation write-offs are made, starting from the first day of the month following the month in which a given asset was accepted for use, until the end of the month in which the value of depreciation write-off became equal to its initial value or in which an asset was designed for liquidation, sold or its lack was reported

### 4.7 Long-term investments
Long-term investments comprise assets kept by the Company for the purposes of generating economic benefit, among others real property, long-term financial assets (interests, shares in other companies and long-term securities), intangibles as well as works of art. As at the acquisition date they are reported according to the price of acquisition or price of purchase, if the costs of carrying out and settling the transaction are insignificant. As at the balance sheet day they are valued at the market value determined on the basis of a valuation performed by real property expert, except for works of art, the value of which is specified in specialist catalogues.

Titles to perpetual usufruct of land reported for the first time and classified as long-term investments are accounted for at prices stated in first decisions issued by local administrative authorities constituting the basis for the calculation of an initial fee for the use of this land, adjusted to reflect the level of market value as at the balance sheet day.

### 4.8 Interest in subsidiaries and affiliates
Interest in subsidiaries and affiliates regarded as fixed assets have been valued at acquisition cost less depreciation write-offs for a permanent loss in value.

### 4.9 Short-term investments
Short-term investments in non-financial assets are reported at the date of their acquisition at acquisition cost or purchase price if the costs of carrying out and settling the transaction are insignificant. As at the balance sheet day, they are valued at the acquisition cost or market value (fair value), whichever is lower, while short-term investments for which no active market can be found are determined otherwise according to their fair value.

The titles to the perpetual usufruct of land reported for the first time in the balance sheet and classified as short-term investments have been recorded at prices stated in the first decisions of the local administrative authorities that constitute the basis for calculating the initial fees for the use of these plots of land.

### 4.10 Derivatives
Derivatives are reported when a company forming the Group becomes a party to a binding contract.
As at the balance date derivatives are appraised at their fair value. Derivatives with fair value exceeding "zero" are treated as financial assets while derivatives with negative fair value are treated as financial liabilities.

Profit or loss derived from derivatives is reported in income or financial costs, accordingly and, in the cash flow statement as a flow from operating activities.

**4.10.1 Reporting securing derivatives**

Profits and losses derived from a change in the fair value resulting from the valuation of a instrument securing the fair value are reported, as at the balance sheet date, as costs or financial income in the profit and loss account in the period in which they were incurred. At the same time, profit or loss from a protected item, which could be attributed to protected risk, adjust the balance sheet value of the protected item and are immediately reported in the profit and loss account as income or financial costs.

Profits and losses derived from a change in the fair value of an instrument securing cash flows are disclosed under a separate item of equity (revaluation reserve) in such a part as a given instrument represents an efficient protection of related item that is being secured. The inefficient part is accounted for in the profit and loss account under „income" or "financial costs" item. Profits and losses from the protecting instrument are reported in the profit and loss account when the secured item of assets and liabilities affects the profit and loss account.

**4.10.2 Derivatives incorporated in contracts**

Derivatives incorporated in contracts are conditions following from an executed agreement as a result of which a part or the entirety of cash flows derived from the contract changes in a manner similar to that that would be caused by independent derivatives. They form part of the so called basic contracts.

**4.11 Creditors and debtors**

Amounts due to creditors and from debtors, save for those resulting from financial instruments, are valued, as at the date of their entry into accounting books, according to the nominal value adhering to the principle of prudence. Amounts due to creditors and from debtors are reported at the actual value due to be paid.

Transactions in foreign currencies are reported according to the average rate of exchange of the given currency as of the date of transaction determined by the National Bank of Poland (NBP) unless other exchange rate was specified in a customs declaration or other document binding for a given entity. As at the date of preparation of the financial statements, all amounts due from debtors denominated in foreign currencies are converted according to the average daily foreign currency purchase rate quoted on the given day by the bank serving Companies forming the Group, which cannot be higher than that average rate announced by the National Bank of Poland for the given day, while all the amounts due to creditors denominated in foreign currencies are converted according to the average daily currency sale rate for the given day quoted by the bank serving Companies forming the Group for a given day, which cannot be higher than that average rate announced by the National Bank of Poland for the given day.

The amounts due from debtors are revalued considering the degree of probability that the debt is collectible by way of a revaluation write-off to reduce the value of debtors. Revaluation write-offs are made for:

- amounts due from debtors that have been put into liquidation or bankruptcy,
- amounts due from debtors involved in proceedings for an arrangement with creditors or in conciliatory proceedings,
- debts questioned by debtors (litigious),

- amounts due from debtors involved in remedial proceedings,
- amounts under litigation,

up to 100% of the amount due.

Also, general revaluation write-offs are made for amounts due from debtors that have been

- overdue for 6 – 9 months – up to 50% of the amount due
- overdue for 9 – 12 months – up to 80% of the amount due
- overdue for over 12 months – up to 100% of the amount due

**4.12 Stocks**

Tangible current assets are appraised at the acquisition cost at the date of their acquisition. The acquisition cost is posted to costs in its entirety at the moment of payment. The weighted average of the acquisition price is applied for the purposes of valuation of outgoing raw materials, semi-products and packing.

During the reporting period, products in hotel shops are valued at their inventory price at the level of a retail price comprising the purchase price, output VAT and the trade margin. As of the balance date, the value of stocks is adjusted to take into account the VAT and the deflections from the trade margin, hence as a result the value of goods reaches the purchase price.

Tangible current assets are reported at the purchase price or net selling price, whichever is lower.

If an event that permanently reduces the value of stocks occurs during the financial year, revaluation write-offs are made.

**4.13 Cash and cash equivalents**

As of the balance sheet date, cash and cash equivalents denominated in PLN are appraised according to their nominal value, while cash and cash equivalents denominated in foreign currencies are converted into PLN at the purchase rate of exchange of the bank that services the Companies' transactions, however, not higher than the average rate of exchange quoted by the National Bank of Poland (NBP).

**4.14 Deferred costs and prepayments**

Deferred costs and prepayments (assets) are reported according to the nominal value of costs (expenses) actually incurred or according to revenues posted to the profit and loss account. Deferred costs are costs of set up provisions for operating and financial activities and are appraised according to the estimated value of these costs.

Prepayments are reported according to the principle of prudence and include in particular the equivalent of payments received or due from business partners for services which will be provided in the next reporting periods or cash received to finance the acquisition or manufacturing of fixed assets, equivalent of fixed assets under construction acquired gratuitously, fixed assets and intangibles and a negative goodwill.

As of the balance sheet day, deferred costs and prepayments are reported at their initial value less write-offs to costs posted prior to the balance sheet day while prepayments are reported at their initial value less write-offs for the dissolution of the "prepayments" item.

**4.15 Income tax**
According to the Polish regulations, the companies forming the Orbis Group calculate the corporate income tax due to be paid in 2002 at 28% of its taxable income for the purposes of current tax and at 27% for the purposes of deferred income tax.

The deferred income tax assets are determined according to the amount estimated to be deducted from the income tax in the future in relation to negative temporary differences, which will in future reduce the taxation base and a tax loss that may be deducted in the future, calculated according to the principle of prudence
The main factors that affect the occurrence of negative temporary differences are as follows:
- applying a lower depreciation rate for tax purposes than for accounting purpose,
- setting up a provision for liabilities relating to the basic operating activities (e.g. pays, derivates from provisions for pays, posted but not paid costs of energy)
- accrued but unpaid interest on loans, resulting from executed contracts,
- setting up a provision for liabilities to employees for retirements benefits and jubilee awards,
- accrued unrealized negative foreign exchange differences,

Provision for deferred income tax is set up in the amount of the income tax to be due in the future.
The main factors affecting the creation of positive temporary differences include:
- applying a higher depreciation rate for tax purposes than for accounting purposes,
- reporting revenues from unpaid interest on loans granted or other financial assets,
- accrued unrealized positive foreign exchange differences,

Deferred tax on revenues and costs posted directly to equity is also posted to equity.

**4.16 Equity**
Equity and other assets and liabilities are assessed at their nominal value.
The initial capital of Orbis Group comprises the initial capital of Orbis S.A. that is reported according to the amount specified in an agreement or Statute and entered in the court register. The initial capital must be valued at least as often as any change in its nominal value occurs.

Supplementary capital comprises annual write-offs of at least 8% of net profit until such time as the its value reaches at least 1/3 of the initial capital.

Reserve capital is created, independently of supplementary capital, from net profit up to the amount determined by the General Meeting.
The item "revaluation reserve" includes the following:
- in respect of real property reported as long-term investments – the amount by which the value of investment increased as opposed to its market value is reported. Reduction in the value of investment previously revalued as described above reduces the value of revaluation reserve by an amount not higher than the value of addition obtained as a result of revaluation;
- in respect of the deferred tax – the increase of provisions and decrease of deferred tax assets relating to transactions settled against the equity is reported;
- in respect of fixed assets – the amounts equal to the value of increase in the value of fixed assets as a result of revaluation is reported.. Sale of fixed asset the value of which was increased as a result of revaluation results in appropriating the respective amount previously posted to the revaluation reserve to supplementary capital;

The value of perpetual usufruct of land disclosed so far in the off-balance sheet registers was reported as an increase in capital under the "profit/loss brought forward".

**4.17 Provisions**
Companies forming the Group set up provisions for claims and anticipated or contingent losses incurred in the course of on-going business transactions. The provisions are also created for potential future liabilities, the amount of which can be reliably assessed, including costs related with restructuring and liabilities to employees for retirement benefits and jubilee awards, for income tax as well as other liabilities.
The provisions are created in a justified and reasonably assessed amounts as of the date of the occurrence of an event making it necessary for such a provision to be set up, not later however than at the end of the reporting period. As at the balance sheet day, the balance of provisions is verified, appropriate adjustments are made, if necessary, so that the balance of provisions reflects the current, most reliable assessment of its value.

**4.18** Income and costs, principles of determining financial result
In the Orbis Group the net financial result is composed of:
a) operating result
- profit (loss) from basic operating activities
- profit (loss) from other operating activities

b) result from financial operations
c) extraordinary items
d) obligatory charges of financial result due to income tax and payments equalized with them on the basis of separate regulations, as broken down into:
- current income tax resulting from the taxation base;
- deferred income tax representing a change of the balance of assets and reserves for the deferred income tax.

The result from basic operating activities constitutes a difference between income and costs relating to the basic operating activities. Sales of services are valued according to invoiced and rendered services.

Result on other operating activities constitutes a difference between income and costs directly relating to operating activities. Other operating income and costs embrace the following:
- income and costs being a result of ongoing events that took place in the course of the reporting period
- income and costs being a result of changed estimates made at the valuation of assets and liabilities other than financial ones,
- income as a result of benefits generated in the preceding years being cleared in the future periods.

The result on financial operations constitutes a difference between financial income and financial costs comprising the following groups:
- income from interest, dividends and other benefits resulting from financial assets;
- costs of discount and interest on financial liabilities,
- income in the form of interest on trade and other receivables other than those treated as financial assets and costs of interest on trade liabilities and other liabilities not posted to financial liabilities,
- income and costs of foreign exchange differences,

- income from the reinstatement of the value of financial assets up to the amount of write-off for loss in value previously posted to financial costs,
- costs of estimates and changes thereof at the time of valuation of assets and financial liabilities,
- income relating to the increase in the value of short-term financial assets over their initial value and the their market price value,
- income from the sale of investments, as divided into income from the sale of investments in financial and non-financial assets and costs of sale of financial assets,
- costs of current transactions connected with financial operations.

The result of extraordinary items is a difference between profits and losses that occurred as a result of events that are difficult to be foreseen, not connected with the operating activities of an entity and not related to the general risk of conducting operations, in particular it applies to catastrophes, fires, floods and other misfortune. The result on extraordinary operations includes profits or losses generated in the current period that occurred as a result of misfortune, loss incurred in relation to the setting up of a provision for misfortune or the change of its amount, profits from the dissolution of such a provision or the change of its amount.

Current income tax, charged to the financial result of the reporting period, is determined according to the amount of income tax due, as shown on the tax declaration for the current reporting period, net of the amount of the current income tax for past years if it is classified as a basic (fundamental) error which is reported in equity as an adjustment of profit/loss from past years.

Deferred income tax charged to the financial result of the reporting period constitutes a change in the balance of assets and provisions for deferred income tax being the result of events reported in the financial result of that period.

**5. International Accounting Standards**

In order to comply with the disclosure obligations imposed upon by the Regulation of the Council of Ministers dated October 10, 2001, concerning detailed conditions to be fulfilled by an issue prospectus and a condensed issue prospectus, the Management Board is obligated to present, in accordance with the guidelines published by the Polish Securities and Exchanges' Commission, the areas in which the principles of accounting adopted by a Company and the data disclosed in its financial statements differ from statements that would have been prepared in accordance with the International Accounting Standards (IAS).

Since the Orbis Group does not prepare its financial statements in accordance with the IAS, the areas of the most essential divergences from the IAS which affect the value of assets and liabilities in relation to the result achieved during the current period or other items relating to the Group's equity have been described below.

In order to prepare the financial statements in accordance with the International Accounting Standards, Orbis S.A. must present comparative figures complying with the IAS. The opening balance may significantly affect the presentation of results pertaining to the reporting period in question and the value of the Company's equity.

It is worthy of note that financial statements are deemed compliant with the IAS only if they meet all the requirements of the IAS with no exceptions to the rule. At the same time, IAS are not intended to be applied to negligible factors.

**a) Effects of hyperinflation**

Up till the end of 1996, the Polish economy fulfilled the criteria of a hyperinflationary environment. During that period, an official restatement of fixed assets' value was conducted several times, the last revaluation being performed as of January 1, 1995, in accordance with indices announced by the Main Statistical Office [GUS] for individual categories of fixed assets.

According to the International Accounting Standard No 29: "Financial Reporting in Hyper-Inflationary Economies" (IAS 29), the value of assets and liabilities should be presented at the end of the hyperinflationary reporting period in current prices as at the balance date which at the same time should constitute the unit of valuation of assets and liabilities during subsequent reporting periods. According to IAS 29, restatements of amounts should be calculated on the basis of general price growth indices and restatements of the value of fixed assets should be performed during the last hyperinflationary reporting period, i.e. as at December 31, 1996.

In all the other essential aspects, the financial statements are prepared according to the historic cost principle.

**b) Perpetual free-hold of land**

The companies forming the Group discloses the title to perpetual free-hold of land at acquisition price, which may not reflect the actual market value of the land. If the right to perpetual free-hold is acquired gratuitously by a company, the purchase price is established on the basis of a decision issued by territorial administration authorities which serves as the basis for calculating fees for perpetual free-hold of land.. According to the IAS, such titles should be recorded at acquisition cost, however, an alternative method allows for their accounting at the actual market value.

**c) Costs of joint-stock company expansion**

The dominant company discloses costs of share capital increase under long-term deferred costs and prepayments item.
According to the International Accounting Standards, accrued capitalized costs of share capital increase should be charged to financial results during the year in which they were incurred.

**6.** In respect of the reporting period covered by the financial statements and the comparative financial data, the following exchange rates were applied for the purpose of conversion of „Selected Financial Data" in the balance sheet into EURO:

1/ Balance sheet figures - the average rate of exchange quoted by the NBP:
- on December 31, 2001, i.e. 1 EUR = 3.5219 PLN,
- on December 31, 2002, i.e. 1 EUR = 4.0202 PLN,

2/ Profit and loss account figures - the average arithmetical exchange rate calculated on the basis of the exchange rate as of the last day of the month of the given reporting period, i.e.:

- from January 1, 2001, until December 31, 2001, 1 EUR = 3. 6509 PLN,
- from January 1, 2002, until December 31, 2002, 1 EUR = 3. 8697 PLN.

| **Year 2001** | Rate of exchange of the Euro on the last day of the month | **Year 2002** | Rate of exchange of the Euro on the last day of the month |
|---|---|---|---|
| 31.01.01 | 3.8015 | 31.01.02 | 3.5929 |
| 28.02.01 | 3.7535 | 28.02.02 | 3.6410 |
| 30.03.01 | 3.6170 | 29.03.02 | 3.6036 |
| 30.04.01 | 3.5364 | 30.04.02 | 3.5910 |
| 31.05.01 | 3.3969 | 31.05.02 | 3.7782 |
| 29.06.01 | 3.3783 | 28.06.02 | 4.0091 |
| 31.07.01 | 3.7110 | 31.07.02 | 4.0810 |
| 31.08.01 | 3.8843 | 30.08.02 | 4.0809 |
| 28.09.01 | 3.8810 | 30.09.02 | 4.0782 |
| 31.10.01 | 3.7069 | 30.10.02 | 3.9793 |
| 30.11.01 | 3.6223 | 29.11.02 | 3.9809 |
| 31.12.01 | 3.5219 | 31.12.02 | 4.0202 |
| **Arithmetic mean** | **3.6509** | **Arithmetic mean** | **3.8696** |


ORBIS
GRUPA HOTELOWA

# Financial statements

SA-RS 2002 in thousands of PLN

CONSOLIDATED BALANCE SHEET

| | Note | year 2002 | year 2001 |
|---|---|---|---|
| **ASSETS** | | | |
| **I. Fixed assets** | | 1 225 703 | 1 286 298 |
| 1. Intangible assets, of which: | 1 | 9 326 | 10 619 |
| - goodwill | | 3 560 | 4 728 |
| 2. Goodwill of subsidiary and associated companies | 2 | 0 | 0 |
| 3. Tangible fixed assets | 3 | 1 180 808 | 1 185 784 |
| 4. Long-term receivables | 4,9 | 2 754 | 2 567 |
| 4.1. From affiliated companies | | 970 | 1 212 |
| 4.2. From other companies | | 1 784 | 1 355 |
| 5. Long-term investments | 5 | 14 256 | 66 322 |
| 5.1. Real estste | | 3 879 | 12 601 |
| 5.2. Intangible assets | | 0 | 0 |
| 5.3. Long-term financial assets | | 9 982 | 53 326 |
| a) in affiliated companies, of which: | | 8 340 | 8 766 |
| - shares in subsidiary and associated companies valued under the equity method | | 3 363 | 2 433 |
| - shares in subsidiary and associated companies not subject to consolidation | | 504 | 838 |
| b) in other companies | | 1 642 | 44 560 |
| 5.4. Other long-term investments | | 395 | 395 |
| 6. Long-term deferred assets | 6 | 18 559 | 21 006 |
| 6.1. Deferred income tax | | 18 541 | 18 628 |
| 6.2. Other deferred assets | | 18 | 2 378 |
| **II. Current assets** | | 237 453 | 189 307 |
| 1. Inventories | 7 | 13 974 | 16 899 |
| 2. Current receivables | 8,9 | 60 360 | 60 442 |
| 2.1. From affiliated companies | | 3 472 | 5 889 |
| 2.2. From other companies | | 56 888 | 54 553 |
| 3. Short-term investments | 10 | 156 307 | 105 229 |
| 3.1. Short-term financial assets | | 141 048 | 90 248 |
| a) in affiliated companies | | 0 | 0 |
| *b) in other companies* | | 463 | 5 133 |
| c) cash and cash equivalents | | 140 585 | 85 115 |
| 3.2. Other short-term investments* | | 15 259 | 14 981 |
| 4. Short-term deferred assets | 11 | 6 812 | 6 737 |
| **Total Assets** | | 1 463 156 | 1 475 605 |
| **SHAREHOLDERS' EQUITY AND LIABILITIES** | | | |
| **I. Shareholders' Equity** | | 1 187 363 | 1 188 515 |
| 1. Share capital | 13 | 92 154 | 92 154 |
| 2. Not paid-up share capital (negative value) | | 0 | 0 |
| 3. Own shares in treasury (negative value) | 14 | 0 | 0 |
| 4. Reserve capital | 15 | 724 005 | 689 820 |
| 5. Revaluation capital | 16 | 270 047 | 287 874 |
| 6. Other reserve capitals | 17 | 0 | 0 |
| 7. Foreign currency translation differences on subsidiary and associated companies | | 0 | 0 |
| a) positive foreign exchange differences | | 0 | 0 |
| b) negative foreign exchange differences | | 0 | 0 |
| 8. Prior years' profit (loss)** | | 66 574 | 67 143 |
| 9. Net profit (loss) | | 34 583 | 51 524 |
| 10. Net profit write-offs during the financial year (negative value) | 18 | 0 | 0 |
| II. Minority shareholders' interest | 19 | 10 331 | 10 990 |
| III. Negative goodwill of subsidiary and associated companies | 20 | 0 | 788 |
| **IV. Liabilities and reserves for liabilities** | | 265 462 | 275 312 |
| 1. Reserves for liabilities | 21 | 91 217 | 104 034 |
| 1.1. Reserve for deferred income tax | | 16 269 | 15 717 |
| 1.2. Provisions for pensions and similar benefits | | 45 355 | 55 180 |
| a) long-term provisions | | 39 715 | 47 997 |
| b) short-term provisions | | 5 640 | 7 183 |
| 1.3. Other provisions | | 29 593 | 33 137 |
| a) long-term provisions | | 19 090 | 18 358 |
| b) short-term provisions | | 10 503 | 14 779 |
| *2. Long-term liabilities* | 22 | 73 228 | 48 227 |
| 2.1. To affiliated companies | | 0 | 0 |
| 2.2. To other companies | | 73 228 | 48 227 |
| 3. Current liabilities | 23 | 92 855 | 115 457 |
| 3.1. To affiliated companies | | 835 | 838 |
| 3.2. To other companies | | 82 638 | 104 058 |
| 3.3. Special funds | | 9 382 | 10 561 |
| 4. Accrued liabilities | 24 | 8 162 | 7 594 |

| | | | |
|---|---|---|---|
| 4.1. Negative goodwill | | 0 | 0 |
| 4.2. Accrued expenses and deferred income | | 8 162 | 7 594 |
| a) long-term accruals | | 200 | 8 |
| b) short-term accruals | | 7 962 | 7 586 |
| **Total Shareholders' Equity and Liabilities** | | 1 463 156 | 1 475 605 |

| | | | |
|---|---|---|---|
| Book value | | 1 187 363 | 1 188 515 |
| Number of shares | | 46 077 008 | 46 077 008 |
| Book value per share (in PLN) - basic | **25** | 25,77 | 25,79 |
| Diluted number of shares | | 0 | 0 |
| Book value per share (in PLN) - diluted | **25** | 0 | 0 |

* including real estate: 15 224 tys. zł

** including perpetual usufruct of land aquired from the local administrative authorities: 64 723 tys. zł

**OFF-BALANCE-SHEET ITEMS**

| | Note | **year 2002** | year 2001 |
|---|---|---|---|
| 1. Contingent receivables | **26** | 0 | 0 |
| 1.1. From affiliated companies (due to) | | 0 | 0 |
| - guarantees received | | 0 | 0 |
| - | | | |
| 1.2. From other companies (due to) | | 0 | 0 |
| - guarantees received | | 0 | 0 |
| - | | | |
| 2. Contingent liabilities | **26** | 4 993 | 4 993 |
| 2.1. To affiliated companies (due to) | | 4 993 | 4 993 |
| - guarantees extended | | 4 993 | 4 993 |
| - | | | |
| 2.2. To other companies (due to) | | 0 | 0 |
| - guarantees extended | | 0 | 0 |
| - | | | |
| 3. Other (due to) | | 6 428 | 6 609 |
| - promissory note declarations | | 6 428 | 6 609 |
| **Total off-balance-sheet items** | | 11 421 | 11 602 |

SA-RS 2002 in thousands of PLN

**CONSOLIDATED PROFIT AND LOSS ACCOUNT**

| | Note | year 2002 | year 2001 |
|---|---|---|---|
| ***I. Net sales revenues*** | | 815 989 | 882 064 |
| - of which sales to affiliated companies | | 16 384 | 6 941 |
| 1. Net sales of products | 27 | 809 569 | 872 939 |
| 2. Net sales of merchandise and raw materials | 28 | 6 420 | 9 125 |
| ***II. Cost of products, merchandise and raw materials sold*** | | 625 971 | 671 604 |
| - of which sold to affiliated companies | | 20 160 | 5 316 |
| 1. Cost of products sold | 29 | 623 349 | 666 566 |
| 2. Cost of merchandise and raw materials sold | | 2 622 | 5 038 |
| **III. Gross profit (loss) on sales (I-II)** | | 190 018 | 210 460 |
| IV. Distrubution expenses | 29 | 46 454 | 46 091 |
| V. General administrative expenses | 29 | 106 941 | 114 601 |
| **VI. Profit (loss) on sales (III-IV-V)** | | 36 623 | 49 768 |
| VII. Other operating income | | 28 245 | 39 002 |
| 1. Gain on disposal of non-financial fixed assets | | 4 877 | 12 232 |
| 2. Subsidies | | 32 | 37 |
| 3. Other operating income* | 30 | 23 336 | 26 733 |
| VIII. Other operating expenses | | 36 172 | 39 761 |
| 1. Loss on disposal of non-financial fixed assets | | 0 | 0 |
| 2. Reveluation of non-financial fixed assets | | 9 145 | 4 169 |
| 3. Other operating costs | 31 | 27 027 | 35 592 |
| **IX. Operating profit (loss) (VI+VII-VIII)** | | 28 696 | 49 009 |
| X. Financial income | 32 | 38 765 | 47 209 |
| 1. Equity income – dividends | | 151 | 436 |
| - of which from affiliated companies | | 0 | 0 |
| 2. Interest receivable | | 4 680 | 8 186 |
| - of which from affiliated companies | | 73 | 137 |
| 3. Gain on disposal of investments | | 21 355 | 19 281 |
| 4. Reveluation of investments | | 0 | 300 |
| 5. Other financial income | | 12 579 | 19 006 |
| XI. Financial expenses | 33 | 18 601 | 23 354 |
| 1. Interest payable | | 5 293 | 9 968 |
| *- of which to subsidiary and associated companies* | | 0 | 0 |
| 2. Loss on disposal of investments | | 0 | 0 |
| 3. Revaluation of investments | | 1 593 | 101 |
| 4. Other financial expenses | | 11 715 | 13 285 |
| XII. Gain (loss) on sales of shares in subsidiary and associated companies | 34 | 0 | 0 |
| **XIII. Profit (loss) on ordinary activities (IX+X-XI+/-XII)** | | 48 860 | 72 864 |
| XIV. Result of extraordinary itms (XIV.1. - XIV.2.) | | 122 | 167 |
| 1. Extraordinary gains | 35 | 158 | 301 |
| 2. Extraordinary losses | 36 | 36 | 134 |
| XV. Write-downs from goodwill of subsidiary and associated companies | | 0 | 0 |
| XVI. Write-downs from negative goodwill of subsidiary and associated companies | | 788 | 786 |
| **XVII. Profit (loss) before taxation (XIII+/-XIV-XV+XVI)** | | 49 770 | 73 817 |
| XVIII. Corporate income tax | 37 | 15 842 | 22 780 |
| a) current portion | | 14 636 | 22 049 |
| b) deferred portion | | 1 206 | 731 |
| XIX. Other obligatory profit decreases (loss increases) | 38 | 0 | 0 |
| XX. Share in net profits (losses) of subsidiary and associated companies valued under the equity method | | 931 | 747 |
| XXI. Minority shareholders' (profit) loss | | -276 | -260 |
| **XXII. Net profit (loss) (XVII-XVIII-XIX+/-XX+/-XXI)**** | 39 | 34 583 | 51 524 |

| | | | |
|---|---|---|---|
| Net profit (loss) (on annual basis) | | 34 583 | 51 524 |
| Weighted average number of ordinary shares | | 46 077 008 | 46 077 008 |
| Earning (loss) per ordinary share (in PLN) - basic | 40 | 0,75 | 1,12 |
| Diluted weighted average number of ordinary shares | | 0 | 0 |
| Earning (loss) per ordinary share (in PLN) - diluted | 40 | 0 | 0 |

* including perpetual usufruct of land aquired from the local administrative authorities: 651 tys. zł

** The differences between the net profit figure for the year 2001 and the previously reported and distributed net profit is a a result of conversion necessary to ensure comparability of figures for the years 2001 - 2002 after amendment of the Accounting Law as of January 1,2002

SA-RS 2002 in thousands of PLN

**CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY**

| | year 2002 | year 2001 |
|---|---|---|
| **I. Shareholders' Equity at the beginning of period (opening balance)** | 1 188 515 | 1 057 766 |
| a) changes in accepted accounting principles (polices) | -977 | 72 714 |
| b) corrections of material faults | 0 | 0 |
| **I. Shareholders' Equity at the beginning of period (opening balance), after restatement to comparative data** | 1 187 538 | 1 130 480 |
| ***1. Share capital at the beginning of period*** | 92 154 | 92 154 |
| 1.1. Changes in share capital | 0 | 0 |
| a) additions, of which: | 0 | 0 |
| - issuance of shares | 0 | 0 |
| - | | |
| b) reductions, of which: | 0 | 0 |
| - retirement of shares | 0 | 0 |
| - | | |
| **1.2. Share capital at the end of period** | 92 154 | 92 154 |
| **2. Not paid-up share capital at the beginning of period** | 0 | 0 |
| 2.1. Changes in not paid-up share capital | 0 | 0 |
| a) additions, of which: | 0 | 0 |
| - | | |
| b) reductions, of which: | **0** | 0 |
| - | | |
| **2.2. Not paid-up share capital at the end of period** | 0 | 0 |
| **3. Own shares in treasury at the beginning of period** | 0 | 0 |
| 3.1. Changes in own shares in treasury | 0 | 0 |
| a) additions, of which: | 0 | 0 |
| - | | |
| b) reductions, of which: | **0** | 0 |
| - | | |
| **3.2. Own shares in treasury at the end of period** | 0 | 0 |
| **4. Reserve capital at the beginning of period** | 689 820 | 596 918 |
| 4.1. Changes in reserve capital | 34 185 | 92 902 |
| a) additions, of which: | 35 185 | 92 902 |
| - additional paid-in capital from issuance of shares | 0 | 0 |
| - distribution of profit (by law) | 1 105 | 1 453 |
| - distribution of profit (in excess of value required by law) | 32 547 | 84 807 |
| - transfer from reserve capital as a result of revaluation | 1 440 | 1 429 |
| - consolidation adjustments | 93 | 3 564 |
| - *increase of equity holdings in Orbis Transport Sp. z o.o.* | 0 | 1 649 |
| b) reductions, of which: | 1 000 | 0 |
| - coverage of loss | 263 | 0 |
| - own shares ( in treasury) | 737 | 0 |
| **4.2. Reserve capital at the end of period** | 724 005 | 689 820 |
| **5. Revaluation capital at the beginning of period** | 287 874 | 289 665 |
| 5.1. Changes in revaluation capital | -17 827 | -1 791 |
| a) additions, of which: | 896 | 0 |
| '-provision for deferred income tax charged to revaluation capital | 894 | 0 |
| - consolidation adjustments | 2 | 0 |
| b) reductions, of which: | 18 723 | 1 791 |
| - sale or disposal of tangible fixed assets | 1 440 | 1 429 |
| - change of classification from tangible assets into investments | 5 262 | 0 |
| -revaluation of liquidated fixed assets | 12 021 | 0 |
| - transfer of office building within the scope of restructuring | 0 | 362 |
| **5.2. Revaluation capital at the end of period** | 270 047 | 287 874 |
| **6. Other reserve capital at the beginning of period** | 0 | 0 |
| 6.1. Changes in other reserve capital | 0 | 0 |
| a) additions, of which: | 0 | 0 |
| - | | |
| b) reductions, of which: | **0** | 0 |
| - | | |
| **6.2. Other reserve capital at the end of period** | 0 | 0 |
| **7. Foreign currency translation differences on subsidiary and associated companies** | 0 | 0 |
| **8. Prior years' profit (loss) at the beginning of period** | 118 667 | 79 029 |
| **8.1. Prior years' profit at the beginning of period** | 122 009 | 81 674 |
| a) changes in accepted accounting principles (polices) | -977 | 75 162 |
| b) corrections of material faults | 0 | 0 |
| **8.2. Prior years' profit at the beginning of period,after restatement to comparative data** | 121 032 | 156 836 |
| a) additions, of which: | 0 | 0 |
| - distribution of prior years' profit | 0 | 0 |

| | | |
|---|---|---|
| - | | |
| b) reductions, of which: | 51 549 | 86 521 |
| - distribution of pror years' profit | 50 978 | 86 260 |
| - increase of reserve capital | 1 | 0 |
| - retirement of shares | 514 | 127 |
| - consolidation adjustments | 56 | 134 |
| **8.3. Prior years' profit at the end of period** | 69 483 | 70 315 |
| **8.4. Prior years' loss at the beginning of period** | 3 342 | 2 645 |
| a) changes in accepted accounting principles (polices) | 0 | 2 448 |
| b) corrections of material faults | 0 | 0 |
| **8.5. Prior years' loss at the beginning of period, after restatement to comparative data** | 3 342 | 5 093 |
| a) additions, of which: | 0 | 263 |
| - transition of prior years' loss to be covered | 0 | 263 |
| - | | |
| b) reductions, of which: | 433 | 2 184 |
| - coverage of prior years' loss from reserve capital | 263 | 0 |
| - consolidation adjustments | 170 | 2 184 |
| **8.6. Prior years' loss at the end of period** | 2 909 | 3 172 |
| **8.7. Prior years' profit (loss) at the end of period** | 66 574 | 67 143 |
| **9. Net profit (loss)** | 34 583 | 51 524 |
| a) net profit | 34 583 | 51 524 |
| b) net loss | 0 | 0 |
| c) charges on the profit | 0 | 0 |
| **II. Shareholders' Equity at the end of period (closing balance)** | 1 187 363 | 1 188 515 |
| **III. Shareholders' Equity adjusted by the proposed distribution of profit (coverage of loss)** | | |

SA-RS 2002 in thousands of PLN

**CONSOLIDATED SATEMENT OF CASH FLOWS**

| | year 2002 | year 2001 |
|---|---|---|
| **A. Cash flows from operating activities - direct method** | | |
| **I. Cash provided by operating activities** | | |
| 1. Sales revenues | | |
| 2. Other income from operating activities | | |
| **II. Cash used in operating activities** | | |
| 1. Goods and services purchased | | |
| 2. Net salaries and wages | | |
| 3. Social and health security, other benefits | | |
| 4. Taxes and charges | | |
| 5. Other operating expenses | | |
| **III. Net cash flows from operating activities (I–II)** | | |
| **A. Cash flows from operating activities -indirect method** | | |
| **I. Net profit (loss)** | 34 583 | 51 524 |
| **II. Total adjustments** | 59 616 | 64 242 |
| 1. Minority shareholders' profit (loss) | 276 | 260 |
| 2. Share in net (profits) losses of subsidiary and associated companies valued under the equity method | -931 | -747 |
| 3. Depreciation and amortisation | 85 649 | 85 889 |
| - of which write-downs from goodwill or negative goodwill of subsidiary and associated companies | 788 | 786 |
| 4. (Gain) loss on foreign exchange differences | 646 | -2 472 |
| 5. Interest and dividends | 4 579 | 8 229 |
| 6. (Gain) loss on investing activities | -25 078 | -28 101 |
| 7. Change in provisions | -12 001 | -8 827 |
| 8. Change in inventories | 2 925 | 4 437 |
| 9. Change in receivables | -2 720 | 10 739 |
| 10. Change in current liabilities (excluding loans and bank credits) | -1 630 | -11 356 |
| 11. Change in deferred and accrued expenses | 2 940 | 7 313 |
| 12.Other adjustments | 4 961 | -1 122 |
| **III. Net cash flows from operating activities (I+/-II)** | 94 199 | 115 766 |
| **B. Cash flows from investing activities** | | |
| **I. Cash provided by investing activities** | 509 768 | 519 452 |
| 1. Disposal of intangible assets and tangible fixed assets | 17 644 | 14 741 |
| 2. Disposal of investments in real-estate and intangible assets | 4 194 | 8 792 |
| 3. From financial assets, of which: | 487 930 | 495 919 |
| a) in affiliated companies | 530 | 528 |
| - disposal of securities | 530 | 0 |
| - dividends and shares in profits | 0 | 528 |
| - long-term loans collected | 0 | 0 |
| - interest received | 0 | 0 |
| - other income from financial assets | 0 | 0 |
| b) in other companies | 487 400 | 495 391 |
| - disposal of securities | 487 249 | 492 955 |
| - dividends and shares in profits | 151 | 2 436 |
| - long-term loans collected | 0 | 0 |
| - interest received | 0 | 0 |
| - other income from financial assets | 0 | 0 |
| 4. Other investing income | 0 | 0 |
| **II. Cash used in investing activities** | -525 432 | -627 011 |
| 1. Purchases of intangible assets and tangible fixed assets | -103 672 | -30 161 |
| 2. Purchases of investments in real-estate and intangible assets | 0 | -131 913 |
| 3. For financial assets, of which: | -421 229 | -454 700 |
| a) in affiliated companies | -248 | -8 800 |
| - acquisition of securities | -248 | -8 800 |
| - long-term loans granted | 0 | 0 |
| b) in other companies | -420 981 | -445 900 |
| - acquisition of securities | -420 981 | -443 996 |
| - long-term loans granted | 0 | -1 904 |
| 4. Dividends and other shares in profits paid to minority shareholders | 0 | 0 |
| 5. Other investing expenses | -531 | -10 237 |
| **III. Net cash flows from investing activities (I-II)** | -15 664 | -107 559 |
| ***C. Cash flows from financing activities*** | | |
| **I. Cash provided by financing activities** | 65 036 | 91 491 |
| 1. Issuance of shares and other capital securities and additional paid-in capital | 0 | 7 215 |

| | | |
|---|---|---|
| 2. Bank credits and loans contracted | 54 429 | 67 653 |
| 3. Issuance of debt securities | 0 | 0 |
| 4. Other financial income | 10 607 | 16 623 |
| **II. Cash used in financing activities** | -88 101 | -80 763 |
| 1. Acquisition of own shares | 0 | 0 |
| 2. Dividends and other payments to shareholders | -18 431 | 0 |
| 3. Profit distribution expenses other than payments to shareholders | 0 | -182 |
| 4. Payments of bank credits and loans | -53 931 | -59 401 |
| 5. Redemption of debt securities | 0 | 0 |
| 6. Payments of other financial liabilities | 0 | 0 |
| 7. Finance lease commitments paid | 0 | 0 |
| 8. Interest paid | -6 054 | -7 726 |
| 9. Other financial expenses | -9 685 | -13 454 |
| **III. Net cash flows from financing activities (I-II)** | **-23 065** | **10 728** |
| **D. Total net cash flows (A.III+/-B.III+/-C.III)** | 55 470 | 18 935 |
| **E. Change in balance-sheet cash and cash equivalents** | 55 470 | 18 935 |
| - of which change in cash and cash equivalents due to foreign exchange differences | 0 | 0 |
| **F. Cash and cash equivalents - beginning of period** | 85 115 | 66 180 |
| **G. Cash and cash equivalents - end of period (F+/-D)** | 140 585 | 85 115 |
| - of which those with restricted availability | 0 | 0 |

SA-RS 2002 in thousands of PLN

ADDITIONAL INFORMATION AND NOTES

A. NOTES TO FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED BALANCE SHEET

K

NOTE 1A

| INTANGIBLE ASSETS | year 2002 | year 2001 |
|---|---|---|
| a) cost of finished research and development work | 0 | 0 |
| b) goodwill | 3 560 | 4 728 |
| c) concessions, patents, licenses and similar assets purchased, of which: | 5 189 | 5 431 |
| - computer software | 1 806 | 1 971 |
| d) other intangible assets | 127 | 96 |
| e) prepaid intangible assets | 450 | 364 |
| **Total intangible assets** | **9 326** | **10 619** |

NOTE 1C

| INTANGIBLE ASSETS - by ownership | year 2002 | year 2001 |
|---|---|---|
| a) owned | 9 326 | 10 619 |
| b) used under leasing, rent, tenancy or similar contract, of which: | 0 | 0 |
| - | | |
| **Total intangible assets** | **9 326** | **10 619** |

ORBIS S.A. SA-RS 2002 in thousands of PLN

NOTE 1B

CHANGES IN INTANGIBLE ASSETS - by category

| | a) cost of finished research and development work | b) goodwill | c) concessions, patents, licenses and similar assets purchased, of which: | - computer software | d) other intangible assets | e) prepaid intangible assets | **Total intangible assets** |
|---|---|---|---|---|---|---|---|
| a) gross value of intangible assets at the beginning of period | 0 | 8 945 | 14 193 | 10 430 | 116 | 364 | 23 618 |
| b) additions, of which: | 0 | 0 | 2 056 | 1 587 | 115 | 175 | 2 346 |
| - *take-over from* investments | 0 | 0 | 171 | 171 | 0 | 0 | 171 |
| - purchase | 0 | 0 | 1 437 | 1 416 | 115 | 174 | 1 726 |
| - other | 0 | 0 | 448 | 0 | 0 | 1 | 449 |
| c) reductions, of which: | 0 | 0 | 1 528 | 1 134 | 0 | 89 | 1 617 |
| - sale | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| - liquidation | 0 | 0 | 1 528 | 1 134 | 0 | 89 | 1 617 |
| - other | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| d) gross value of intangible assets at the end of period | 0 | 8 945 | 14 721 | 10 883 | 231 | 450 | 24 347 |
| e) accumulated amortization at the beginning of period | 0 | 4 217 | 8 762 | 8 459 | 20 | 0 | 12 999 |
| f) amortization for the period, of which: | 0 | 1 168 | 770 | 618 | 84 | 0 | 2 022 |
| - annual write-down | 0 | 1 168 | 2 006 | 1 735 | 6 | 0 | 3 180 |
| - liquidation | 0 | 0 | -1 236 | -1 117 | 0 | 0 | -1 236 |
| - other | 0 | 0 | 0 | 0 | 78 | 0 | 78 |
| g) accumulated amortization at the end of period | 0 | 5 385 | 9 532 | 9 077 | 104 | 0 | 15 021 |
| h) write-downs due to permanent loss of value at the beginning of period | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| - additions | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| - reductions | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| i) write-downs due to permanent loss of value at the end of period | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| j) net value of intangible assets at the end of period | 0 | 3 560 | 5 189 | 1 806 | 127 | 450 | 9 326 |

NOTE 2A

| GOODWILL OF SUBSIDIARY AND ASSOCIATED COMPANIES | year 2002 | year 2001 |
|---|---|---|
| *a) goodwill of subsidiary companies* | 0 | 0 |
| b) goodwill of mutually controlled companies | 0 | 0 |
| c) goodwill of associated companies | 0 | 0 |
| Total goodwill of subsidiary and associated companies | 0 | 0 |

NOTE 2B

| CHNAGES IN GOODWILL OF SUBSIDIARY COMPANIES | year 2002 | year 2001 |
|---|---|---|
| *a) gross company goodwill at the beginning of period* | 0 | 0 |
| b) increases, of which: | 0 | 0 |
| - | | |
| c) decreases, of which: | 0 | 0 |
| - | | |
| d) gross company goodwill at the end of period | 0 | 0 |
| e) company goodwill write-downs at the beginning of period | 0 | 0 |
| *f) company goodwill write-downs recorded in the period, of which:* | 0 | 0 |
| - | | |
| g) company goodwill write-downs at the end of period | 0 | 0 |
| h) net company goodwill at the end of period | 0 | 0 |

NOTE 2C

| CHNAGES IN GOODWILL OF MUTUALLY CONTROLLED COMPANIES | year 2002 | year 2001 |
|---|---|---|
| *a) gross company goodwill at the beginning of period* | 0 | 0 |
| b) increases, of which: | 0 | 0 |
| - | | |
| c) decreases, of which: | 0 | 0 |
| - | | |
| d) gross company goodwill at the end of period | 0 | 0 |
| e) company goodwill write-downs at the beginning of period | 0 | 0 |
| *f) company goodwill write-downs recorded in the period, of which:* | 0 | 0 |
| - | | |
| g) company goodwill write-downs at the end of period | 0 | 0 |
| h) net company goodwill at the end of period | 0 | 0 |

NOTE 2D

| CHNAGES IN GOODWILL OF ASSOCIATED COMPANIES | year 2002 | year 2001 |
|---|---|---|
| *a) gross company goodwill at the beginning of period* | 0 | 0 |
| b) increases, of which: | 0 | 0 |
| - | | |
| c) decreases, of which: | 0 | 0 |
| - | | |
| d) gross company goodwill at the end of period | 0 | 0 |
| e) company goodwill write-downs at the beginning of period | 0 | 0 |
| f) company goodwill write-downs recorded in the period, of which: | 0 | 0 |
| - | | |
| g) company goodwill write-downs at the end of period | 0 | 0 |
| h) net company goodwill at the end of period | 0 | 0 |

NOTE 3A

| TANGIBLE FIXED ASSETS | year 2002 | year 2001 |
|---|---|---|
| a) tangible assets, of which: | **1 148 886** | **1 136 882** |
| - land (inclusive of right of perpetual land lease) | **76 699** | **76 049** |
| - buildings, premises and land and water engineering structures | **909 678** | **888 595** |
| - machinery and technical equipment | **72 846** | **75 888** |
| - transportation vehicles | **45 945** | **44 543** |
| - other tangible assets | **43 718** | **51 807** |
| b) tangible assets in progress | **25 158** | **39 202** |
| c) prepaid tangible assets in progress | **6 764** | **9 700** |
| **Total tangible fixed assets** | **1 180 808** | **1 185 784** |

NOTE 3C

| BALANCE-SHEET TANGIBLE FIXED ASSETS - by ownership | year 2002 | year 2001 |
|---|---|---|
| a) owned | **1 073 129** | **1 062 893** |
| b) used under leasing, rent, tenancy or similar contract, of which: | **75 757** | **73 989** |
| - perpetual usufruct of land | **75 757** | **73 989** |
| **Total balance-sheet tangible fixed assets** | **1 148 886** | **1 136 882** |

NOTE 3D

| OFF-BALANCE-SHEET TANGIBLE FIXED ASSETS | year 2002 | year 2001 |
|---|---|---|
| - used under leasing, rent, tenancy or similar contract, of which: | **7 492** | **4 762** |
| - value of land used perpetually | **0** | **0** |
| - financial lease of cars and buses | **7 492** | **4 762** |
| **Total off-balance-sheet tangible fixed assets** | **7 492** | **4 762** |

ORBIS S.A. SA-RS 2002 in thousands of PLN

NOTE 3B

**CHANGES IN TANGIBLE FIXED ASSETS - by category**

| | - land (inclusive of right of perpetual land lease) | - buildings, premises and land and water engineering structures | - machinery and technical equipment | - transportation vehicles | - other tangible assets | **Total tangible fixed assets** |
|---|---|---|---|---|---|---|
| a) gross value of tangible fixed assets at the beginning of period | 76 049 | 1 266 785 | 246 065 | 80 221 | 124 178 | 1 793 298 |
| b) additions, of which: | 651 | 65 925 | 16 051 | 30 184 | 9 679 | 122 490 |
| - take-over from investments | 0 | 63 183 | 5 875 | 10 | 7 009 | 76 077 |
| - purchase | 0 | 2 721 | 9 809 | 30 027 | 2 624 | 45 181 |
| - *other* | 651 | 21 | 367 | 147 | 46 | 1 232 |
| c) reductions, of which: | 1 | 2 712 | 21 318 | 29 694 | 2 320 | 56 045 |
| - sale | 1 | 1 522 | 11 112 | 29 624 | 670 | 42 929 |
| - liquidation | 0 | 1 052 | 10 083 | 0 | 1 060 | 12 195 |
| - other | 0 | 138 | 123 | 70 | 590 | 921 |
| d) gross value of tangible fixed assets at the *end of period* | 76 699 | 1 329 998 | 240 798 | 80 711 | 131 537 | 1 859 743 |
| e) accumulated depreciation at the beginning of period | 0 | 378 190 | 170 101 | 35 678 | 72 371 | 656 340 |
| f) depreciation for the period, of which: | 0 | 30 393 | -2 572 | -912 | 15 448 | 42 357 |
| - annual write-down | 0 | 31 911 | 17 204 | 16 492 | 17 643 | 83 250 |
| - sale | 0 | -679 | -10 428 | -17 373 | -804 | -29 284 |
| - liquidation | 0 | -812 | -9 348 | 0 | -845 | -11 005 |
| - other | 0 | -27 | 0 | -31 | -546 | -604 |
| g) accumulated depreciation at the end of period | 0 | 408 583 | 167 529 | 34 766 | 87 819 | 698 697 |
| h) write-downs due to permanent loss of value at the beginning of period | 0 | 0 | 76 | 0 | 0 | 76 |
| - additions | 0 | 11 737 | 423 | 0 | 0 | 12 160 |
| - reductions | 0 | 0 | 76 | 0 | 0 | 76 |
| i) write-downs due to permanent loss of value at the end of period | 0 | 11 737 | 423 | 0 | 0 | 12 160 |
| j) net value of tangible fixed assets at the end of period | 76 699 | 909 678 | 72 846 | 45 945 | 43 718 | 1 148 886 |

NOTE 4A

| LONG-TERM RECEIVABLES | year 2002 | year 2001 |
|---|---|---|
| a) long-term accounts receivable from affiliated companies, of which: | 970 | 1 212 |
| - from subsidiary companies: | 0 | 0 |
| - | | |
| - from mutually controlled companies: | 0 | 0 |
| - | | |
| - from associated companies: | 970 | 1 212 |
| - joining a debt | 970 | 1 212 |
| - from a significant investor: | | |
| - | | |
| - from the parent company: | 0 | 0 |
| - | | |
| b) from other companies: | 1 784 | 1 355 |
| -sale of short term investment | 38 | 0 |
| - financial leases | 1 744 | 1 340 |
| - from disposal of premises | 2 | 15 |
| Net long-term receivables | 2 754 | 2 567 |
| c) allowances for doubtful accounts | 0 | 0 |
| **Gross long-term receivables** | 2 754 | 2 567 |

NOTE 4B

| CHANGES IN LONG-TERM RECEIVABLES | year 2002 | year 2001 |
|---|---|---|
| a) balance at the beginning of period | 2 567 | 1 543 |
| - disposal of premises | 15 | 89 |
| - financial leases | 1 340 | 0 |
| - joining a debt | 1 212 | 1 454 |
| b) additions, of which: | 442 | 1 340 |
| -sale of short term investment | 38 | 0 |
| - financial leases | 404 | 1 340 |
| c) reductions, of which: | 255 | 316 |
| - settlement of receivable from the disposal of premises | 13 | 74 |
| - transfer into short term receivables | 242 | 242 |
| d) balance at the end of period | 2 754 | 2 567 |
| - disposal of premises | 2 | 15 |
| - financial leases | 1 744 | 1 340 |
| - joining a debt | 970 | 1 212 |
| - sale of short term investment | 38 | 0 |

NOTE 4C

| CHANGES IN ALLOWANCES FOR DOUBTFUL LONG-TERM RECEIVABLES | year 2002 | year 2001 |
|---|---|---|
| Balance at the beginning of period | 0 | 0 |
| a) additions, of which: | 0 | 0 |
| - | | |
| b) reductions, of which: | 0 | 0 |
| - | | |
| Allowances for doubtful long-term receivables at the end of period | 0 | 0 |

NOTE 4D

| LONG-TERM RECEIVABLES - by currency | year 2002 | year 2001 |
|---|---|---|
| a) in Polish currency (PLN) | 2 754 | 2 567 |
| b) in foreign currencies (and as restated in PLN) | 0 | 0 |
| b1. unit / currency .............. / ............... | 0 | 0 |
| in thousands PLN | 0 | 0 |
| b2. unit / currency .............. / ............... | 0 | 0 |
| in thousands PLN | 0 | 0 |
| - | | |
| in other foreign currencies as restated in thousands PLN | 0 | 0 |
| **Total long-term receivables** | 2 754 | 2 567 |

NOTE 5A

| CHANGES IN REAL ESTATE - by category | year 2002 | year 2001 |
|---|---|---|
| a) balance at the beginning of period | 12 601 | 12 601 |
| - perpetual usufruct of land | 3 580 | 3 580 |
| - buildings | 9 021 | 9 021 |
| b) additions, of which: | 0 | 0 |
| - perpetual usufruct of land | 0 | - 0 |
| - buildings | 0 | 0 |
| c) reductions, of which: | 8 722 | 0 |
| - reclassification to short term investments | 8 722 | 0 |
| - perpetual usufruct of land | 1 401 | 0 |
| - buildings | 7 321 | 0 |
| d) balance at the end of period | 3 879 | 12 601 |
| - perpetual usufruct of land | 2 179 | 3 580 |
| - buildings | 1 700 | 9 021 |

NOTE 5B

| CHANGES IN INTANGIBLE ASSETS - by category | year 2002 | year 2001 |
|---|---|---|
| a) balance at the beginning of period | 0 | 0 |
| b) additions, of which: | 0 | 0 |
| c) reductions, of which: | 0 | 0 |
| d) balance at the end of period | 0 | 0 |

NOTE 5C

| LONG-TERM FINANCIAL ASSETS | year 2002 | year 2001 |
|---|---|---|
| a) in subsidiary and mutually controlled companies not subject to consolidation | 504 | 838 |
| - shares | 504 | 838 |
| - debt securities | 0 | 0 |
| - other securities - by type | 0 | 0 |
| - | | |
| - loans granted | 0 | 0 |
| - other long-term financial assets - by type | 0 | 0 |
| - | | |
| b) in subsidiary, mutually controlled and associated companies valued under the equity method | 7 836 | 7 928 |
| - shares | 3 363 | 2 433 |
| - debt securities | 0 | 0 |
| - other securities - by type | 0 | 0 |
| - | | |
| - loans granted | 1 888 | 1 834 |
| - other long-term financial assets - by type | 0 | 0 |
| - | | |
| c) in other companies | 1 642 | 44 560 |
| - shares | 1 611 | 44 529 |
| - debt securities | 0 | 0 |
| - other securities - by type | 31 | 31 |
| - | | |
| - loans granted | 0 | 0 |
| - other long-term financial assets - by type | 0 | 0 |
| - | | |
| **Tptal long-term financial assets** | 9 982 | 53 326 |

NOTE 5D

| CHANGES IN LONG-TERM FINANCIAL ASSETS - by category | year 2002 | year 2001 |
|---|---|---|
| a) balance at the beginning of period | 53 326 | 50 627 |
| - shares and other securities | 51 492 | 74 138 |
| - long term loans | 1 834 | 0 |
| b) additions, of which: | 1 594 | 11 025 |
| - purchase | 544 | 9 191 |
| - loans granted | 0 | 1 834 |
| - consolidation adjustments | 930 | 0 |
| - other | 120 | 0 |
| c) reductions, of which: | 44 938 | 8 326 |
| - payment of loans | 0 | 0 |
| - sale | 42 852 | 7 583 |
| - impairment in value of investment | 1 228 | 0 |
| - other | 858 | 985 |
| d) balance at the end of period | 9 982 | 53 326 |
| - shares and other securities | 8 094 | 51 492 |
| - long term loans | 1 888 | 1 834 |

ORBIS S.A. SA-RS 2002 in thousands of PLN

NOTE 5E

| No. | a | b | c | d | e | f | g | h | i | j | k | l |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | SHARES IN SUBSIDIARY AND ASSOCIATED COMPANIES | | | | | | | | | | | |
| | Name of company and legal status | Location | Profile of company | Nature of affiliation (subsidiary, mutually controlled, or associated company, incl. disclosure of direct and indirect relationships | Applied method of consolidation / equity valuation, or indication that the company is not subject to consolidation / equity valuation | Date of taking-over control / mutual control / substantial influence | Value of shares at purchase price | Total revaluation write-doens | Balance-sheet value of shares owned | Ownership interest in share capital | Voting interest at General Meeting of Shareholders | Other basis of control than specified in items j) and k) |
| 1. | Wioska Turyst. Wilkasy S | Wilkasy | hotel and rest. | subsidiary | non | 1990 | 2 429 | (1 932) | 497 | 100,00 | 100,00 | - |
| 2. | OrbisTransport Sp.z o.o.W | Warszawa | transportation | subsidiary | full | 1993 | 11 887 | | 11 887 | 84,44 | 84,44 | - |
| 3. | PBP Orbis Sp. z o.o. | Warszawa | tourism | subsidiary | full | 1993 | 11 624 | | 11 624 | 70,41 | 70,41 | - |
| 4. | PH Majewicz Sp. z o.o. | Bydgoszcz | hotel and rest. | affiliate | non | - | 2 157 | (1 079) | 1 078 | 49,00 | 49,00 | - |
| 5. | Orbis Casino Sp. z o.o. | Warszawa | lotteries | affiliate | equity method | - | 864 | | 864 | 33,33 | 33,33 | - |
| 6. | Globis Poznań Sp. z oo | Warszawa | real property devel. & administration | affiliate | non | - | 2 000 | | 2 000 | 25,00 | 25,00 | - |
| 7. | Globis Wrocław Sp. z o.o. | Warszawa | real property devel. & administration | affiliate | non | - | 500 | | 500 | 25,00 | 25,00 | - |
| 8. | Orbis Polish Travel | Nowy York | tourism | subsidiary | non | 2000 | 619 | (619) | 0 | 88,00 | 88,00 | |
| 9. | Inter Bus Sp.z o.o | Warszawa | transportation | affiliate | non | - | 3 | 0 | 3 | 31,00 | 31,00 | |

ad1 Company's name changed from Port Silnowa Sp. z o.o. To Wioska Turystyczna Wilkasy Sp. Z o.o.-resolution of General Assembly of 17.05.2002 register in KRS on 28.10.2002.

ad7 Shares in Globis Wroclaw has not yet been paid - 500 000 PLN,.

NOTE 5F

| No. | a | m | | | | | | | n | | | o | | | p | r | s | t |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | SHARES IN SUBSIDIARY AND ASSOCIATED COMPANIES - continued | | | | | | | | | | | | | | | | | |
| | Name of company | Shareholders' Equity, of which: | | | | | | | Liabilities and reserves on liabilities of which: | | | Receivables, of which: | | | Total assets | Sales revenues | Shares not paid-up by the Company | Dividends received or receivable for the last year |
| | | | Share capital | Not paid-up share capital (negative value) | Reserve capital | Other reserve capital, of which: | | | | | | | | | | | | |
| | | | | | | | Prior years' non-distributed profit (uncovered loss) | Net profit (loss) | | - long-term liabilities | - current liabilities | | - long-term receivables | - current receivables | | | | |
| 1. | Wioska Turystyczna Wilk | 3 398 | 1 650 | 0 | 891 | 857 | (110) | (11) | 1 062 | 0 | 105 | 132 | 0 | 132 | 4 460 | 1 747 | | |
| 2. | Orbis Transport Sp.z o.o. | 28 232 | 14 429 | 0 | 11 071 | 2 732 | 203 | 2 428 | 32 253 | 21 559 | 7 250 | 13 288 | 1 744 | 11 544 | 60 485 | 75 258 | | |
| 3. | PBP Orbis Sp. z o.o. | 19 982 | 16 454 | 0 | 7 869 | (4 341) | (4 131) | (352) | 28 803 | 2 741 | 21 086 | 15 742 | 2 | 15 740 | 48 785 | 176 348 | | |
| 4. | Majewicz Sp. z o.o. | 2 352 | 2 202 | 0 | 426 | (276) | (582) | 16 | 2 345 | 969 | 883 | 337 | 0 | 337 | 4 697 | 7 723 | | |
| 5. | Orbis Casino Sp. z o.o. | 10 091 | 2 592 | 0 | 4 238 | 3 261 | (1) | 2 792 | 9 307 | 0 | 9 304 | 1 189 | 0 | 1 189 | 19 398 | 323 276 | | |
| 6. | Globis Poznań Sp. z o.o. | 6 188 | 8 000 | 0 | 0 | (1 812) | 139 | (1 951) | 42 906 | 24 495 | 15 695 | 2 482 | 0 | 2 482 | 49 094 | 66 | | |
| 7. | Globis Wrocław Sp. z o.o. | (16) | 2 000 | (2 000) | 0 | (16) | (8) | (8) | 19 | 0 | 19 | 3 | 0 | 3 | 3 | 0 | | |
| 8. | Orbis Polish Travel | (954) | 1 049 | 0 | 0 | (2 003) | (1 778) | (225) | 1 379 | 0 | 1 379 | 377 | 0 | 377 | 413 | 4 814 | | |
| 9. | Inter Bus Sp. z o.o. | (103) | 10 | 0 | 12 | (125) | (4) | (249) | 2011 | 0 | 2011 | 1028 | 0 | 1028 | 1908 | 5 | | |

ad4. The share capital was reduced to the amount 2 205 500 PLN without payments for stockholders;the value of each stock was reduced to 500PLN-resolution of General Assembly as of 9.06.2002.
The reduction was registered on 29.01.2003.

*NOTE 5G*

| No. | a | b | c | d | e | | f | g | h | i |
|---|---|---|---|---|---|---|---|---|---|---|
| | SHARES IN OTHER COMPANIES | | | | | | | | | |
| | Name of company and legal status | Location | Profile of company | Balance-sheet value of shares owned | Shareholders' equity; of which: | | Ownership interest in share capital | Voting interest at General Meeting of Shareholders | Shares not paid-up by the Company | Dividends received or receivable for the last year |
| | | | | | | - share capital | | | | |
| 1. | Bank Współpracy Europejskiej S.A. | Warszawa | banking services | 1 275 | 154 955 | 117 291 | 1,09 | 1,09 | 0,0 | 11,0 |
| 2. | Polskie Hotele Sp. z o.o. w likwidacji | Warszawa | hotel supplies' services | 0 | | 125 | 0,80 | 0,80 | 0,0 | 0,0 |
| 3. | Rena-Kord S.A. | Łódź | production, sale of textiles, industrial articles and agricultural products | 0 | | 9 468 | 0,01 | 0,01 | 0,0 | 0,0 |
| 4. | Tarpan Sp. z o.o. w likwidacji | Poznań | motor idustry, furniture, trade | 0 | | 45 984 | 0,08 | 0,08 | 0,0 | 0,0 |
| 5. | PPTE Diament S.A. | Warszawa | employee pension fund | 282 | | 100 | 16,00 | 16,00 | 0,0 | 0,0 |
| 6. | Walewice Sp. z o.o. w likwidacji | Warszawa | leisure, trade & foodstuff industry | 0 | | 10 | 38,05 | 14,29 | 0,0 | 0,0 |

NOTE 5H

| LONG-TERM SECURITIES, SHARES AND OTHER FINANCIAL ASSETS - by currency | year 2002 | year 2001 |
|---|---|---|
| a) in Polish currency (PLN) | 8 094 | 8 992 |
| b) in foreign currencies (and as restated in PLN) | 0 | 42 500 |
| b1. unit / currency .............. / ............... | 0 | 0 |
| in thousands PLN | 0 | 42 500 |
| b2. unit / currency .............. / ............... | 0 | 0 |
| in thousands PLN | 0 | 0 |
| - | | |
| in other foreign currencies as restated in thousands PLN | 0 | 0 |
| *Total long-term securities, shares and other financial assets* | *8 094* | *51 492* |

NOTE 5I

| LONG-TERM SECURITIES, SHARES AND OTHER FINANCIAL ASSETS - by marketability | year 2002 | year 2001 |
|---|---|---|
| A. Securities with unrestricted marketability, traded on stock exchanges (balance sheet value) | 0 | 0 |
| a) shares (balance sheet value) | 0 | 0 |
| - revaluation adjustments (for the period) | 0 | 0 |
| - value at the beginning of period | 0 | 0 |
| - value at purchase prices | 0 | 0 |
| b) bonds (balance sheet value) | 0 | 0 |
| - revaluation adjustments (for the period) | 0 | 0 |
| - value at the beginning of period | 0 | 0 |
| - value at purchase prices | 0 | 0 |
| c) other - by categories (balance sheet value) | 0 | 0 |
| c1. ... | 0 | 0 |
| - revaluation adjustments (for the period) | 0 | 0 |
| - value at the beginning of period | 0 | 0 |
| - value at purchase prices | 0 | 0 |
| ... | | |
| B. Securities with unrestricted marketability, traded over-the-counter (balance sheet value) | 0 | 0 |
| a) shares (balance sheet value) | 0 | 0 |
| - revaluation adjustments (for the period) | 0 | 0 |
| - value at the beginning of period | 0 | 0 |
| - value at purchase prices | 0 | 0 |
| b) bonds (balance sheet value) | 0 | 0 |
| - revaluation adjustments (for the period) | 0 | 0 |
| - value at the beginning of period | 0 | 0 |
| - value at purchase prices | 0 | 0 |
| *c) other - by categories (balance sheet value)* | 0 | 0 |
| c1. ... | 0 | 0 |
| - revaluation adjustments (for the period) | 0 | 0 |
| - value at the beginning of period | 0 | 0 |
| - value at purchase prices | 0 | 0 |
| ... | | |
| C. Securities with unrestricted marketability, not traded on stock exchanges nor over-the-counter (balance sheet value) | 8 037 | 50 889 |
| a) shares (balance sheet value) | 8 006 | 50 858 |
| - revaluation adjustments (for the period) | -298 | -510 |
| - value at the beginning of period | 8 056 | 51 368 |
| - value at purchase prices | 8 705 | 51 628 |
| b) bonds (balance sheet value) | 0 | 0 |
| - revaluation adjustments (for the period) | 0 | 0 |
| - value at the beginning of period | 0 | 0 |
| - value at purchase prices | 0 | 0 |
| c) other - by categories (balance sheet value) | 31 | 31 |
| c1. ... | 31 | 31 |
| - revaluation adjustments (for the period) | 0 | 0 |
| - value at the beginning of period | 31 | 31 |
| - value at purchase prices | 31 | 31 |
| ... | | |
| D. Securities with restricted marketability (balance sheet value) | 57 | 603 |
| a) shares (balance sheet value) | 57 | 603 |
| - revaluation adjustments (for the period) | 5 | 0 |
| - value at the beginning of period | 62 | 0 |
| - value at purchase prices | 62 | 0 |
| b) bonds (balance sheet value) | 0 | 0 |
| - revaluation adjustments (for the period) | 0 | 0 |
| - value at the beginning of period | 0 | 0 |
| - value at purchase prices | 0 | 0 |

| c) other - by categories (balance sheet value) | 0 | 0 |
|---|---|---|
| c1. ... | 0 | 0 |
| - revaluation adjustments (for the period) | 0 | 0 |
| - value at the beginning of period | 0 | 0 |
| - value at purchase prices | 0 | 0 |
| ... | | |
| Total value at purchase prices | 8 798 | 52 262 |
| Total value at the beginning of period | 8 149 | 52 002 |
| Total revaluation adjustments (for the period) | -293 | -510 |
| **Total balance sheet value** | **8 094** | **51 492** |

**NOTE 5J**

| LONG-TERM LOANS GRANTED - by currency | year 2002 | year 2001 |
|---|---|---|
| a) in Polish currency (PLN) | 0 | 0 |
| b) in foreign currencies (and as restated in PLN) | 1 888 | 1 834 |
| b1. unit / currency thousands / USD | 492 | 461 |
| in thousands PLN | 1 888 | 1 834 |
| b2. unit / currency .............. / ............... | 0 | 0 |
| in thousands PLN | 0 | 0 |
| - | | |
| in other foreign currencies as restated in thousands PLN | 0 | 0 |
| **Total long-term loans granted** | **1 888** | **1 834** |

**NOTE 5K**

| OTHER LONG-TERM INVESTMENTS - by category | year 2002 | year 2001 |
|---|---|---|
| -works of art. | 395 | 395 |
| - | | |
| - | | |
| **Total other long-term investments** | 395 | 395 |

**NOTE 5L**

| CHANGES IN OTHER LONG-TERM INVESTMENTS - by category | year 2002 | year 2001 |
|---|---|---|
| a) balance at the beginning of period | 395 | 395 |
| -works of art. | 395 | 395 |
| b) additions, of which: | 0 | 0 |
| - | | |
| c) reductions, of which: | 0 | 0 |
| - | | |
| d) balance at the end of period | 395 | 395 |
| -works of art. | 395 | 395 |

**NOTE 5M**

| OTHER LONG-TERM INVESTMENTS - by currency | year 2002 | year 2001 |
|---|---|---|
| a) in Polish currency (PLN) | 395 | 395 |
| b) in foreign currencies (and as restated in PLN) | 0 | 0 |
| b1. unit / currency .............. / ............... | 0 | 0 |
| in thousands PLN | 0 | 0 |
| b2. unit / currency .............. / ............... | 0 | 0 |
| in thousands PLN | 0 | 0 |
| - | | |
| in other foreign currencies as restated in thousands PLN | 0 | 0 |
| **Total other long-term investments** | **395** | **395** |

**NOTE 6A**

| CHANGES IN DEFERRED INCOME TAX | year 2002 | year 2001 |
|---|---|---|
| 1. Balance of deferred income tax at the beginning of period, of which: | 18 628 | 18 884 |
| a) reflected in financial results | 18 628 | 18 884 |
| - tangible fixed assets | 21 | 0 |
| - long term investments | 1 054 | 1 054 |
| - short term receivables | 1 285 | 1 077 |
| - short term investments | 142 | 199 |
| - short term liabilities | 509 | 454 |
| - long term reserves | 10 396 | 11 683 |
| - short term reserves | 5 221 | 4 417 |
| - | | |
| b) reflected in shareholders' equity | 0 | 0 |
| - | | |
| c) reflected in in goodwill or negative goodwill | 0 | 0 |
| - | | |
| 2. Additions | 7 626 | 7 808 |
| a) reflected in financial results for the priod due to negative timing differences: | 7 626 | 7 808 |

| | | |
|---|---|---|
| - negative timing differences | 4 469 | 5 477 |
| - tangible fixed assets | 36 | 21 |
| - long term investments | 332 | 0 |
| - short term receivables | 1 917 | 1 249 |
| - short term investments | 95 | 0 |
| - short term liabilities | 192 | 362 |
| - long term reserves | 1 376 | 1 045 |
| - short term reserves | 1 584 | 3 243 |
| - | | |
| - change of tax ratio | 931 | 0 |
| - long term reserves | 300 | 0 |
| - long term reserves | 631 | 0 |
| - others | 1 163 | 1 888 |
| - short term reserves | 1 163 | 1 888 |
| b) reflected in financial results for the priod due to taxation loss: | 0 | 0 |
| - | | |
| c) reflected in shareholders' equity for the priod due to negative timing differences: | 0 | 0 |
| - | | |
| d) reflected in shareholders' equity for the priod due to taxation loss: | 0 | 0 |
| - | | |
| e) reflected in in goodwill or negative goodwill due to negative timing differences: | 0 | 0 |
| - | | |
| 3. Reductions | -7 713 | -8 064 |
| a) reflected in financial results for the priod due to negative timing differences: | -7 713 | -8 064 |
| - reverse of negative timing differences | -5 746 | -6 176 |
| - tangible fixed assets | -21 | 0 |
| - long term investments | -196 | 0 |
| - short term receivables | -1 264 | -955 |
| - short term liabilities | -357 | -441 |
| - long term reserves | -466 | -266 |
| - short term investments | 0 | -57 |
| - short term reserves | -4 215 | -4 417 |
| - | | |
| - change of tax ratio | -31 | 0 |
| - short term investments | -5 | 0 |
| - short term reserves | -25 | 0 |
| - short term liabilities | -1 | 0 |
| - others | -1 163 | -1 888 |
| - long term investments | -1 163 | -1 888 |
| b) reflected in financial results for the priod due to taxation loss: | 0 | 0 |
| - | | |
| c) reflected in shareholders' equity for the priod due to negative timing differences: | 0 | 0 |
| - | | |
| d) reflected in shareholders' equity for the priod due to taxation loss: | 0 | 0 |
| - | | |
| e) reflected in in goodwill or negative goodwill due to negative timing differences: | 0 | 0 |
| - | | |
| 4. Total deferred income tax at the end of period, of which: | 18 541 | 18 628 |
| a) reflected in financial results | 18 541 | 18 628 |
| - tangible fixed assets | 36 | 21 |
| - long term investments | 1 490 | 1 054 |
| - short term receivables | 1 938 | 1 285 |
| - short term investments | 232 | 142 |
| - short term liabilities | 343 | 509 |
| - long term reserves | 10 774 | 10 396 |
| - short term reserves | 3 728 | 5 221 |
| - | | |
| b) reflected in shareholders' equity | 0 | 0 |
| - | | |
| c) reflected in in goodwill or negative goodwill | 0 | 0 |
| - | | |

K Negative timing difference

| | short term | | long term | |
|---|---|---|---|---|
| | | 2004 | 2005 | long term |
| **Assets** | | | | |
| tangible fixed assets | 132 | | | |
| long term investments | | | | 5 521 |
| short term receivables | 7 173 | | | |
| short term investments | 859 | | | |

short term investments 859

Shareholder's equity and liabilities

| | | | | |
|---|---|---|---|---|
| long term reserves | | 7 314 | 7 314 | 25 278 |
| hort term reserves | 13 806 | | | |
| short term liabilities | 1 272 | | | |
| | | | | |
| Total short term differences | 23 242 | | | |
| Total long term differences | | | | 45 427 |

NOTE 6B

| OTHER DEFERRED EXPENSES | year 2002 | year 2001 |
|---|---|---|
| a) deferred expenses, of which: | 18 | 26 |
| - other | 18 | 26 |
| b) other deferred assets, of which: | 0 | 2 352 |
| -cost of shares issue | 0 | 2 352 |
| **Total other deferred assets** | 18 | 2 378 |

NOTE 7

| INVENTORIES | year 2002 | year 2001 |
|---|---|---|
| a) raw materials | 11 128 | 14 133 |
| b) work in process | 861 | 799 |
| c) finished products | 0 | 0 |
| d) merchandise | 786 | 668 |
| e) prepaid supplies | 1 199 | 1 299 |
| **Total inventories** | 13 974 | 16 899 |

NOTE 8A

| CURRENT RECEIVABLES | year 2002 | year 2001 |
|---|---|---|
| a) from affiliated companies | 3 472 | 5 889 |
| - trade accounts receivable, with maturity of: | 3 230 | 5 647 |
| - less than 12 months | 3 230 | 5 643 |
| - over 12 months | 0 | 4 |
| - other | 242 | 242 |
| *- receivables in litigation* | *0* | *0* |
| b) from other companies | 56 888 | 54 553 |
| - trade accounts receivable, with maturity of: | 37 632 | 34 673 |
| - less than 12 months | 33 374 | 33 244 |
| - over 12 months | 4 258 | 1 247 |
| - taxes recoverable, subsidies, tariffs, social and health security, or other benefits receivable | 9 785 | 8 917 |
| - other | 9 470 | 11 088 |
| - receivables in litigation | 1 | 57 |
| Total net current receivables | 60 360 | 60 442 |
| c) allowance for doubtful accounts receivable | 10 579 | 6 961 |
| **Total gross current receivables** | 70 939 | 67 403 |

NOTE 8B

| CURRENT RECEIVABLES FROM AFFILIATED COMPANIES | year 2002 | year 2001 |
|---|---|---|
| a) trade accounts receivable, of which: | 3 230 | 5 647 |
| - from subsidiary companies | 1 160 | 2 643 |
| - from mutually controlled companies | 0 | 0 |
| - from associated companies | 2 070 | 3 004 |
| - from a significant investor | 0 | 0 |
| - from the parent company | 0 | 0 |
| b) other receivables, of which: | 242 | 242 |
| - from subsidiary companies | 0 | 0 |
| - from mutually controlled companies | 0 | 0 |
| - from associated companies | 242 | 242 |
| - from a significant investor | 0 | 0 |
| - from the parent company | 0 | 0 |
| c) receivables in litigation, of which: | 0 | 0 |
| - from subsidiary companies | 0 | 0 |
| - from mutually controlled companies | 0 | 0 |
| - from associated companies | 0 | 0 |
| *- from a significant investor* | *0* | *0* |
| - from the parent company | 0 | 0 |
| Total net current receivables from affiliated companies | 3 472 | 5 889 |
| d) allowance for doubtful accounts receivable from affiliated companies | 2 276 | 0 |
| **Total gross current receivables from affiliated companies** | 5 748 | 5 889 |

NOTE 8C

| CHANGES IN ALLOWANCES FOR DOUBTFUL CURENT RECEIVABLES | year 2002 | year 2001 |
|---|---|---|
| Balance at the beginning of period | 6 961 | 5 942 |
| a) additions, of which: | 5 712 | 4 339 |
| - from debtors put into bankrupcy | 405 | 75 |
| - doubtful receivables | 3 283 | 2 997 |
| - other | 543 | 1 268 |
| b) reductions, of which: | 2 094 | 3 320 |
| - from debtors put into bankrupcy | 37 | 197 |
| - doubtful receivables | 895 | 1 794 |
| - receivable settlement | 160 | 0 |
| - other | 1 002 | 1 329 |
| Allowances for doubtful current receivables at the end of period | 10 579 | 6 961 |

NOTE 8D

| GROSS CURRENT RECEIVABLES - by currency | year 2002 | year 2001 |
|---|---|---|
| a) in Polish currency (PLN) | 63 526 | 60 940 |
| b) in foreign currencies (and as restated in PLN) | 7 413 | 6 463 |
| b1. unit / currency thousand /EURO | 1 024 | 106 |
| in thousands PLN | 4 716 | 374 |
| b2. unit / currency thousand /GBP | 42 | 74 |
| in thousands PLN | 251 | 428 |
| b3. unit / currency thousand /CHF | 115 | 0 |
| in thousands PLN | 311 | 0 |
| b4. unit / currency thousand /USD | 575 | 664 |
| in thousands PLN | 2 129 | 2 647 |
| b5. unit / currency thousand /DEM | 0 | 636 |
| in thousands PLN | 0 | 1 146 |
| b6. unit / currency thousand /BEF | 0 | 2 474 |
| in thousands PLN | 0 | 215 |
| in other foreign currencies as restated in thousands PLN | 6 | 1 653 |
| **Total current receivables** | 70 939 | 67 403 |

NOTE 8E

| TRADE ACCOUNTS RECEIVABLE (GROSS) - by maturity | year 2002 | year 2001 |
|---|---|---|
| a) to 1 month | 26 899 | 25 983 |
| b) over 1 month to 3 months | 2 522 | 3 922 |
| c) over 3 months to 6 months | 1 295 | 1 032 |
| d) over 6 months to 1 year | 1 302 | 1 735 |
| e) over 1 year | 1 845 | 1 478 |
| f) past-due trade accounts receivable | 15 192 | 10 379 |
| Total trade accounts receivable (gross) | 49 055 | 44 529 |
| g) allowance for doubtful trade accounts receivable | 8 193 | 4 209 |
| ***Total trade accounts receivable (net)*** | 40 862 | 40 320 |

K

NOTE 8F

| PAST-DUE TRADE ACCOUNTS RECEIVABLE (GROSS) - by period of delay | year 2002 | year 2001 |
|---|---|---|
| a) to 1 month | 3 700 | 2 048 |
| b) over 1 month to 3 months | 4 595 | 3 548 |
| c) over 3 months to 6 months | 1 409 | 1 185 |
| d) over 6 months to 1 year | 1 030 | 743 |
| e) over 1 year | 4 458 | 2 855 |
| Total past-due trade accounts receivable (gross) | 15 192 | 10 379 |
| f) allowance for doubtful past-due trade accounts receivable | 6 753 | 4 001 |
| **Total past-due trade accounts receivable (net)** | 8 439 | 6 378 |

NOTE 9

K The company makes allowance for all doubtful past due trade accounts receivable and doubtful accounts receivable. Trade accounts receivable should be paid within 1 month.

NOTE 10A

| SHORT-TERM FINANCIAL ASSETS | year 2002 | year 2001 |
|---|---|---|
| a) in subsidiary companies | 0 | 0 |
| - shares | 0 | 0 |
| - dividends and other shares of profits receivable | 0 | 0 |
| - debt securities | 0 | 0 |
| - other securities - by type | 0 | 0 |
| - | | |

| | | |
|---|---|---|
| - loans granted | 0 | 0 |
| - other short-term financial assets - by type | 0 | 0 |
| - | | |
| b) in mutually controlled companies | 0 | 0 |
| - shares | 0 | 0 |
| - dividends and other shares of profits receivable | 0 | 0 |
| - debt securities | 0 | 0 |
| - other securities - by type | 0 | 0 |
| - | | |
| - loans granted | 0 | 0 |
| - other short-term financial assets - by type | 0 | 0 |
| - | | |
| *c) in associated companies* | 0 | 0 |
| - shares | 0 | 0 |
| - dividends and other shares of profits receivable | 0 | 0 |
| - debt securities | 0 | 0 |
| - *other securities - by type* | 0 | 0 |
| - | | |
| - loans granted | 0 | 0 |
| - other short-term financial assets - by type | 0 | 0 |
| - | | |
| d) in a significant investor | 0 | 0 |
| - shares | 0 | 0 |
| - dividends and other shares of profits receivable | 0 | 0 |
| - debt securities | 0 | 0 |
| - other securities - by type | 0 | 0 |
| - | | |
| - loans granted | 0 | 0 |
| - other short-term financial assets - by type | 0 | 0 |
| - | | |
| e) in the parent company | 0 | 0 |
| - shares | 0 | 0 |
| - dividends and other shares of profits receivable | 0 | 0 |
| - debt securities | 0 | 0 |
| - other securities - by type | 0 | 0 |
| - | | |
| - loans granted | 0 | 0 |
| - other short-term financial assets - by type | 0 | 0 |
| - | | |
| f) in other companies | 463 | 5 133 |
| - shares | 300 | 0 |
| - dividends and other shares of profits receivable | 0 | 0 |
| - debt securities | 0 | 0 |
| - *other securities - by type* | 0 | 5 064 |
| - | | |
| - loans granted | 0 | 0 |
| - other short-term financial assets - by type | 163 | 69 |
| - | | |
| g) cash and cash equivalents | 140 585 | 85 115 |
| - cash at bank and on hand | 131 117 | 79 453 |
| - other cash | 9 461 | 5 594 |
| - cash equivalents | 7 | 68 |
| **Total short-term financial assets** | **141 048** | **90 248** |

**NOTE 10B**

| **SHORT-TERM SECURITIES, SHARES AND OTHER FINANCIAL ASSETS - by currency** | **year 2002** | year 2001 |
|---|---|---|
| a) in Polish currency (PLN) | 463 | 5 133 |
| b) in foreign currencies (and as restated in PLN) | 0 | 0 |
| b1. unit / currency .............. / ............... | 0 | 0 |
| in thousands PLN | 0 | 0 |
| b2. unit / currency .............. / ............... | | |
| in thousands PLN | | |
| - | | |
| in other foreign currencies as restated in thousands PLN | 0 | 0 |
| **Total short-term securities, shares and other financial assets** | **463** | **5 133** |

**NOTE 10C**

| **SHORT-TERM SECURITIES, SHARES AND OTHER FINANCIAL ASSETS - by marketability** | **year 2002** | year 2001 |
|---|---|---|
| A. Securities with unrestricted marketability, traded on stock exchanges (balance sheet value) | 0 | 0 |
| a) shares (balance sheet value) | 0 | 0 |
| - fair value | 0 | 0 |

| | | |
|---|---|---|
| - market value | 0 | 0 |
| - purchase value | 0 | 0 |
| b) bonds (balance sheet value) | 0 | 0 |
| - fair value | 0 | 0 |
| - market value | 0 | 0 |
| - purchase value | 0 | 0 |
| c) other - by categories (balance sheet value) | 0 | 0 |
| c1. ... | 0 | 0 |
| - fair value | 0 | 0 |
| - market value | 0 | 0 |
| - purchase value | 0 | 0 |
| - | | |
| B. Securities with unrestricted marketability, traded over-the-counter (balance sheet value) | 0 | 0 |
| a) shares (balance sheet value) | 0 | 0 |
| - fair value | 0 | 0 |
| - market value | 0 | 0 |
| - purchase value | 0 | 0 |
| b) bonds (balance sheet value) | 0 | 0 |
| - fair value | 0 | 0 |
| - market value | 0 | 0 |
| - purchase value | 0 | 0 |
| c) other - by categories (balance sheet value) | 0 | 0 |
| c1. ... | 0 | 0 |
| - fair value | 0 | 0 |
| - market value | 0 | 0 |
| - purchase value | 0 | 0 |
| - | | |
| C. Securities with unrestricted marketability, not traded on stock exchanges nor over-the-counter (balance sheet value) | 463 | 5 133 |
| a) shares (balance sheet value) | 300 | 0 |
| - fair value | 23 882 | 0 |
| - market value | 0 | 0 |
| - purchase value | 805 | 505 |
| b) bonds (balance sheet value) | 0 | 0 |
| - fair value | 0 | 0 |
| - market value | 0 | 0 |
| - purchase value | 0 | 0 |
| c) other - by categories (balance sheet value) | 163 | 5 133 |
| c1. ... | 0 | 0 |
| - fair value | 0 | 0 |
| - market value | 0 | 0 |
| - purchase value | 0 | 0 |
| - | | |
| D. Securities with restricted marketability (balance sheet value) | 0 | 0 |
| a) shares (balance sheet value) | 0 | 0 |
| - fair value | 0 | 0 |
| - market value | 0 | 0 |
| - purchase value | 0 | 0 |
| b) bonds (balance sheet value) | 0 | 0 |
| - fair value | 0 | 0 |
| - market value | 0 | 0 |
| - purchase value | 0 | 0 |
| c) other - by categories (balance sheet value) | 0 | 0 |
| c1. ... | 0 | 0 |
| - fair value | 0 | 0 |
| - market value | 0 | 0 |
| - purchase value | 0 | 0 |
| - | | |
| Total value at purchase prices | 968 | 505 |
| Total value at the beginning of period | 0 | 0 |
| Total revaluation adjustments (for the period) | 0 | 0 |
| **Total balance sheet value** | 463 | 5 133 |

**NOTE 10D**

| **SHORT-TERM LOANS GRANTED - by currency** | **year 2002** | year 2001 |
|---|---|---|
| a) in Polish currency (PLN) | 0 | 0 |
| b) in foreign currencies (and as restated in PLN) | 0 | 0 |
| b1. unit / currency .............. / ............... | 0 | 0 |
| in thousands PLN | 0 | 0 |
| b2. unit / currency .............. / ............... | 0 | 0 |
| in thousands PLN | 0 | 0 |
| in other foreign currencies as restated in thousands PLN | 0 | 0 |
| **Total short-term loans granted** | 0 | 0 |

NOTE 10E

| CASH AND CASH EQUIVALENTS - by currency | year 2002 | year 2001 |
|---|---|---|
| a) in Polish currency (PLN) | **118 725** | **46 468** |
| b) in foreign currencies (and as restated in PLN) | **21 860** | **38 647** |
| *b1. unit / currency thousand /EURO* | **2 426** | **2 731** |
| in thousands PLN | **9 582** | **9 533** |
| b2. unit / currency thousand /GBP | **920** | **527** |
| in thousands PLN | **5 590** | **3 020** |
| b3. unit / currency thousand /CHF | **23** | **0** |
| in thousands PLN | **62** | **0** |
| b4. unit / currency thousand /USD | **1 737** | **5 876** |
| in thousands PLN | **6 551** | **23 415** |
| b5. unit / currency thousand /DEM | **0** | **43** |
| in thousands PLN | **0** | **77** |
| in other foreign currencies as restated in thousands PLN | **75** | **2 602** |
| **Total cash and cash equivalents** | **140 585** | **85 115** |

NOTE 10F

| OTHER SHORT-TERM INVESTMENTS - by category | year 2002 | year 2001 |
|---|---|---|
| -land (perpetual usufruct of land) | 8 972 | 8 884 |
| -buildings | 6 253 | 5 190 |
| -works of art. | 34 | 34 |
| - other | 0 | 873 |
| **Total other short-term investments** | 15 259 | 14 981 |

NOTE 10G

| OTHER SHORT-TERM INVESTMENTS - by currency | year 2002 | year 2001 |
|---|---|---|
| a) in Polish currency (PLN) | **15 259** | **14 981** |
| b) in foreign currencies (and as restated in PLN) | **0** | **0** |
| b1. unit / currency ............... / ............... | **0** | **0** |
| in thousands PLN | **0** | **0** |
| b2. unit / currency ............... / ............... | **0** | **0** |
| in thousands PLN | **0** | **0** |
| in other foreign currencies as restated in thousands PLN | **0** | **0** |
| **Total other short-term investments** | **15 259** | **14 981** |

NOTE 11

| SHORT-TERM DEFERRED EXPENSES | year 2002 | year 2001 |
|---|---|---|
| a) deferred expenses, of which: | **5 149** | **4 975** |
| - payroll expenses | **0** | **0** |
| -finanacial costs | **811** | **0** |
| - equipment and costs of repair | **1 299** | **2 625** |
| - cost of insurance | **852** | **1 035** |
| - advertisement | **266** | **237** |
| - subscription | **49** | **0** |
| -advance sale of tickets | **973** | **0** |
| - other | **899** | **1 078** |
| b) other deferred assets, of which: | **1 663** | **1 762** |
| - unsettled VAT | **1 661** | **1 644** |
| - other | **2** | **118** |
| **Total short-term deferred assets** | **6 812** | **6 737** |

NOTE 12

K In the present reporting period the following write-downs due to permanenet impairment in value of fixed assets were performed:

1/Tangible fixed assets:

-fixed assets-12 160 PLN thousand including 12 028 PLN thousand,due to permanent impairment in value of liquidated branch;12 022 PLN thousand was reflected in revaluation capital

-fixed assets in progress-3 295 PLN thousand,due to cancelling modernisation of several branchas.

2/Long term financial investments-1 593 PLN thousand ,including 1 078 PLN thousand due to permanent impairment in value of net assets of subsidiary company.

3/Short term receivables -data by titles are presented in note 7

K NOTE 13

| SHARE CAPITAL | | | | | Par value on shares = | 0,00 PLN | | |
|---|---|---|---|---|---|---|---|---|
| Series / issue | Type of shares | Type of shares preference | Type of shares restrictions | Number of shares | Value of series / issue at par on shares | Terms of acquisition | Date of registration | Dividend rights (since) |
| A | common bear | - | | 37 500 000 | 75 000 000 | own funds | 09.01.1991 | 09.01.1991 |
| B | common bear | - | | 8 523 625 | 17 047 250 | cash | 21.04.1998 | 01.01.1997 |
| C | common bear | - | | 53 383 | 106 766 | cash | 21.04.1998 | 01.01.1997 |
| | | | | | | | | |
| **Total number of shares** | | | | **46 077 008** | | | | |
| **Total share capital** | | | | | **92 154 016** | | | |

K There was no changes in share capital during the present reporting period.
As of December 31, 2002 there are following shareholders, who possess over 5% of shares:
Accor S.A. - 27,17%, ReibIHL - 10,37%, Globe Trade Centre S.A. - 5%, J.P. Morgan A.M. (UK) L. 5%.Information about company's shareholders on the date of submitting the financial report is shown in Note 23 of Additional notes.

K NOTE 14A

| OWN SHARES IN TREASURY | | | | |
|---|---|---|---|---|
| Number of shares | Value at purchase price | Balance-sheet value | Objective of purchase | Appropriation |
| | | | | |
| | | | | |
| | | | | |
| | | | | |

NOTE 14B

| ISSUER'S SHARES OWNED BY ITS SUBSIDIARY AND ASSOCIATED COMPANIES | | | |
|---|---|---|---|
| Name of company, location | Number of shares | Value at purchase price | Balance-sheet value |
| | | | |
| | | | |
| | | | |
| | | | |

NOTE 15

| RESERVE CAPITAL | year 2002 | year 2001 |
|---|---|---|
| *a) additional paid-in capital* | 132 944 | 132 944 |
| b) capital established due to legal restrictions | 56 648 | 56 521 |
| c) capital established due to statutory/contractual provisions, in excess of the (minimum) value required by law | 483 458 | 452 669 |
| d) additional capital contributed by shareholders/partners | 0 | 0 |
| e) other - by type | 50 955 | 47 686 |
| - | | |
| **Total reserve capital** | 724 005 | 689 820 |

NOTE 16

| REVALUATION CAPITAL | year 2002 | year 2001 |
|---|---|---|
| a) revaluation of tangible assets | 268 401 | 281 861 |
| b) gains / losses on valuation of financial instruments, of which: | 0 | 0 |
| - on valuation of hedging instruments | 0 | 0 |
| c) deferred income tax | -609 | -1 503 |
| d) foreign exchange differences on foreign divisions | 0 | 0 |
| e) other - by type | 2 255 | 7 516 |
| - valuation of long term investments | 2 255 | 7 516 |
| **Total reserve capital** | 270 047 | 287 874 |

NOTE 17

| OTHER RESERVE CAPITAL - by appropriation | year 2002 | year 2001 |
|---|---|---|
| - | | |
| **Total other reserve capital** | 0 | 0 |

NOTE 18

| NET PROFIT WRITE-OFFS DURING THE FINANCIAL YEAR - specifically | year 2002 | year 2001 |
|---|---|---|
| - | | |
| **Total net profit write-offs during the financial year** | 0 | 0 |

NOTE 19

| CHANGES IN MINORITY SHAREHOLDERS' INTEREST | year 2002 | year 2001 |
|---|---|---|
| Balance at the beginning of period | 10 990 | 12 728 |
| a) additions, of which: | 276 | 0 |
| - result of the current year | 276 | |
| b) reductions, of which: | 935 | 1 738 |
| - result of the current year | 0 | 56 |
| - consolidation adjustments | 935 | 1 682 |
| Minority shareholders' interest at the end of period | 10 331 | 10 990 |

NOTE 20A

| NEGATIVE GOODWILL OF SUBSIDIARY AND ASSOCIATED COMPANIES | year 2002 | year 2001 |
|---|---|---|
| a) negative goodwill of subsidiary companies | 0 | 788 |
| b) negative goodwill of mutually controlled companies | 0 | 0 |
| c) negative goodwill of associated companies | 0 | 0 |
| Total negative goodwill of subsidiary and associated companies | 0 | 788 |

NOTE 20B

| CHNAGES IN NEGATIVE GOODWILL OF SUBSIDIARY COMPANIES | year 2002 | year 2001 |
|---|---|---|
| a) gross negative company goodwill at the beginning of period | 4 638 | 4 638 |
| b) increases, of which: | 0 | 0 |

| | | |
|---|---|---|
| - | | |
| c) decreases, of which: | 0 | 0 |
| - | | |
| d) gross negative company goodwill at the end of period | 4 638 | 4 638 |
| e) negative company goodwill write-downs at the beginning of period | 3 850 | 3 064 |
| f) negative company goodwill write-downs recorded in the period, of which: | 788 | 786 |
| - Orbis Transport | 788 | 786 |
| g) negative company goodwill write-downs at the end of period | 4 638 | 3 850 |
| h) net negative company goodwill at the end of period | 0 | 788 |

NOTE 20C

| CHNAGES IN NEGATIVE GOODWILL OF MUTUALLY CONTROLLED COMPA | year 2002 | year 2001 |
|---|---|---|
| a) gross negative company goodwill at the beginning of period | 0 | 0 |
| b) increases, of which: | 0 | 0 |
| - | | |
| c) decreases, of which: | 0 | 0 |
| - | | |
| d) gross negative company goodwill at the end of period | 0 | 0 |
| e) negative company goodwill write-downs at the beginning of period | 0 | 0 |
| f) negative company goodwill write-downs recorded in the period, of which: | 0 | 0 |
| - | | |
| g) negative company goodwill write-downs at the end of period | 0 | 0 |
| h) net negative company goodwill at the end of period | 0 | 0 |

NOTE 20D

| CHNAGES IN NEGATIVE GOODWILL OF ASSOCIATED COMPANIES | year 2002 | year 2001 |
|---|---|---|
| a) gross negative company goodwill at the beginning of period | 0 | 0 |
| b) increases, of which: | 0 | |
| - | | |
| c) decreases, of which: | 0 | 0 |
| - | | |
| d) gross negative company goodwill at the end of period | 0 | 0 |
| e) negative company goodwill write-downs at the beginning of period | 0 | 0 |
| f) negative company goodwill write-downs recorded in the period, of which: | 0 | 0 |
| - | | |
| g) negative company goodwill write-downs at the end of period | 0 | 0 |
| h) net negative company goodwill at the end of period | 0 | 0 |

NOTE 21A

| CHANGES IN RESERVE FOR DEFERRED INCOME TAX | year 2002 | year 2001 |
|---|---|---|
| 1. Reserve for deferred income tax at the beginning of period, of which: | 15 717 | 16 759 |
| a) reflected in financial results | 14 214 | 15 256 |
| - tangible fixed assets | 9 369 | 10 541 |
| - long term investments | 628 | 587 |
| - short term investments | 4 130 | 4 073 |
| - short term receivables | 87 | 55 |
| b) reflected in shareholders' equity | 1 503 | 1 503 |
| - long term investments | 1 503 | 1 503 |
| - short term investments | 0 | 0 |
| - short term receivables | 0 | 0 |
| c) reflected in in goodwill or negative goodwill | 0 | 0 |
| - | | |
| 2. Additions | 3 247 | 380 |
| a) reflected in financial results for the priod due to positive timing differences: | 3 090 | 380 |
| - timing difference from the prior reporting period | 0 | 0 |
| - short term receivables | 0 | 0 |
| - positive timing differences | 247 | 183 |
| - long term investments | 0 | 41 |
| - short term investments | 135 | 252 |
| - short term receivables | 112 | 87 |
| - change of ratio | 2 769 | 0 |
| - tangible fixed assets | 2 631 | 0 |
| - long term investments | 138 | 0 |
| - others | 74 | 0 |
| - short term investments | 74 | 0 |
| b) reflected in shareholders' equity for the priod due to positive timing differences: | 157 | 0 |
| - revaluation | 0 | 0 |
| - long term investments | 0 | 0 |
| - short term investments | 0 | 0 |
| - change of tax ratio | 157 | 0 |

| | | |
|---|---|---|
| - long term investments | 157 | 0 |
| c) reflected in in goodwill or negative goodwill due to positive timing differences: | 0 | 0 |
| - | | |
| 3. Reductions | -2 695 | -1 422 |
| a) reflected in financial results for the priod due to positive timing differences: | -1 643 | -1 422 |
| - reverse of timing differences | -1 095 | -1 422 |
| - tangible fixed assets | -938 | -1 172 |
| - long term investments | 0 | 0 |
| - short term receivables | -87 | -55 |
| - short term investments | -170 | -195 |
| - change of tax ratio | -374 | 0 |
| - long term investments | -233 | 0 |
| - short term investments | -141 | 0 |
| - short term liabilities | 0 | 0 |
| - others | -74 | 0 |
| - long term investments | -74 | 0 |
| b) reflected in shareholders' equity for the priod due to positive timing differences: | -1 052 | 0 |
| - reverse of timing differences | -1 052 | 0 |
| - long term investments | -1 052 | 0 |
| - change of tax ratio | 0 | 0 |
| - long term investments | 0 | 0 |
| c) reflected in in goodwill or negative goodwill due to positive timing differences: | 0 | 0 |
| - | | |
| 4. Reserve for deferred income tax at the end of period, of which: | 16 269 | 15 717 |
| a) reflected in financial results | 15 661 | 14 214 |
| - tangible fixed assets | 11 062 | 9 369 |
| - long term investments | 459 | 628 |
| - short term investments | 4 028 | 4 130 |
| - short term receivables | 112 | 87 |
| b) reflected in shareholders' equity | 608 | 1 503 |
| - long term investments | 608 | 1 503 |
| - short term investments | 0 | 0 |
| - short term receivables | 0 | 0 |
| c) reflected in in goodwill or negative goodwill | 0 | 0 |
| - | | |

K Positive timing differences - charged to profit and loss account

| | short term | 2004 | long term 2005 | long term |
|---|---|---|---|---|
| Assets | | | | |
| tangible fixed assets | 3 485 | 3 272 | 3 247 | 31 345 |
| long term investments | | | | 1 698 |
| short term receivables | 414 | | | |
| short term investments | 14 506 | | | |
| Total short term differences | 18 405 | | | |
| Total long term differences | | | | 39 562 |

Positive timing differences - charged to reserve capital Assets

| | short term 2004 | long term 2005 | long term |
|---|---|---|---|
| Assets | | | |
| long term investments | | | 2 311 |
| Total long term differences | | | 2 311 |

NOTE 21B

| CHANGES IN LONG-TERM PROVISIONS FOR PENSIONS AND SIMILAR BENEFITS - specifically | year 2002 | year 2001 |
|---|---|---|
| a) balance at the beginning of period | 47 997 | 50 755 |
| - reserve for retirement severance payments | 10 423 | 12 888 |
| - reserve for jubilee awards | 37 574 | 37 867 |
| b) additions, of which: | 2 666 | 7 271 |
| - reserve for retirement severance payments | 192 | 1 229 |
| - reserve for jubilee awards | 2 107 | 6 042 |
| - reserve fordisability payment | 367 | 0 |
| c) applications, of which: | 217 | 0 |

| | | |
|---|---|---|
| - reserve for retirement severance payments | 0 | 0 |
| - reserve for jubilee awards | 217 | 0 |
| d) reversals, of which: | 4 933 | 0 |
| - reserve for retirement severance payments | 4 084 | 0 |
| - reserve for jubilee awards | 849 | 0 |
| e) transfer to short term provisions | 5 798 | 10 029 |
| - reserve for retirement severance payments | 0 | 3 694 |
| - reserve for jubilee awards | 5 798 | 6 335 |
| e) balance at the end of period | 39 715 | 47 997 |
| - reserve for retirement severance payments | 6 531 | 10 423 |
| - reserve for jubilee awards | 32 817 | 37 574 |
| - reserve fordisability payment | 367 | 0 |

NOTE 21C

| CHANGES IN SHORT-TERM PROVISIONS FOR PENSIONS AND SIMILAR BENEFITS - specifically | year 2002 | year 2001 |
|---|---|---|
| a) balance at the beginning of period | 7 183 | 8 341 |
| - reserve for retirement severance payments | 1 931 | 2 289 |
| - reserve for jubilee awards | 5 252 | 6 052 |
| b) additions, of which: | 6 590 | 10 143 |
| - reserve for retirement severance payments | 118 | 54 |
| - reserve for jubilee awards | 625 | 60 |
| -set up a provision | 49 | 0 |
| - reserve for retirement severance payments | 0 | 0 |
| - reserve for jubilee awards | 0 | 0 |
| - reserve fordisability payment | 49 | 0 |
| - transfer from long term investments | 5 798 | 10 029 |
| - reserve for retirement severance payments | 0 | 3 694 |
| - reserve for jubilee awards | 5 798 | 6 335 |
| c) applications, of which: | 7 815 | 11 301 |
| - reserve for retirement severance payments | 1 298 | 4 106 |
| - reserve for jubilee awards | 6 517 | 7 195 |
| d) reversals, of which: | 318 | 0 |
| - reserve for retirement severance payments | 318 | 0 |
| - reserve for jubilee awards | 0 | 0 |
| e) balance at the end of period | 5 640 | 7 183 |
| - reserve for retirement severance payments | 433 | 1 931 |
| - reserve for jubilee awards | 5 158 | 5 252 |
| - reserve fordisability payment | 49 | 0 |

NOTE 21D

| CHANGES IN OTHER LONG-TERM PROVISIONS - specifically | year 2002 | year 2001 |
|---|---|---|
| a) balance at the beginning of period | 18 358 | 13 938 |
| - liability towards Varimpex - leases | 17 172 | 13 938 |
| - reserve for franchising payments | 1 186 | 0 |
| b) additions, of which: | 1 918 | 4 420 |
| - liability towards Varimpex - leases | 1 918 | 3 234 |
| - reserve for franchising payments | 0 | 1 186 |
| c) applications, of which: | 0 | 0 |
| - | | |
| d) reversals, of which: | 0 | 0 |
| d) transfer to short term provisions | 1 186 | 0 |
| - reserve for franchising payments | 1 186 | 0 |
| e) balance at the end of period | 19 090 | 18 358 |
| - leases liabilities towards Varimpex | 19 090 | 17 172 |
| - reserve for franchising payments | 0 | 1 186 |

NOTE 21E

| CHANGES IN OTHER SHORT-TERM PROVISIONS - specifically | year 2002 | year 2001 |
|---|---|---|
| a) balance at the beginning of period | 14 779 | 8 139 |
| - reserve for liabilities towards employees | 5 662 | 5 529 |
| - reserves for franchise fees | 3 054 | 643 |
| - reserves for taxes, import tariffs and other | 4 124 | 0 |
| - other | 1 939 | 1 967 |
| b) additions, of which: | 7 965 | 15 401 |
| - reserve for liabilities towards employees | 3 307 | 5 662 |
| - reserves for franchise fees | 1 186 | 3 054 |
| - reserves for taxes, import tariffs and other | 436 | 4 124 |
| -provision for the costs of branch liquidation | 1 353 | 0 |
| - other | 1 683 | 2 561 |
| c) applications, of which: | 11 867 | 8 761 |
| - reserve for liabilities towards employees | 4 684 | 5 529 |

| | | |
|---|---|---|
| - reserves for franchise fees | 2 997 | 643 |
| - reserves for taxes, import tariffs and other | 2 215 | 0 |
| - other | 1 971 | 2 589 |
| d) reversals, of which: | 374 | 0 |
| - reserve for liabilities towards employees | 374 | 0 |
| e) balance at the end of period | 10 503 | 14 779 |
| - reserve for liabilities towards employees | 3 911 | 5 662 |
| - reserves for franchise fees | 1 243 | 3 054 |
| - reserves for taxes, import tariffs and other | 2 345 | 4 124 |
| *-provision for the costs of branch liquidation* | 1 353 | 0 |
| - other | 1 651 | 1 939 |

**NOTE 22A**

| LONG-TERM LIABILITIES | year 2002 | year 2001 |
|---|---|---|
| a) to subsidiary companies | 0 | 0 |
| - credits and loans | 0 | 0 |
| - long-term notes payable issued | 0 | 0 |
| - other financial liabilities, of which: | 0 | 0 |
| - | | |
| - financial leasing commitments | 0 | 0 |
| - other liabilities, by type: | 0 | 0 |
| - | | |
| b) to mutually controlled companies | 0 | 0 |
| - credits and loans | 0 | 0 |
| - long-term notes payable issued | 0 | 0 |
| - other financial liabilities, of which: | 0 | 0 |
| - | | |
| - financial leasing commitments | 0 | 0 |
| - other liabilities, by type: | 0 | 0 |
| - | | |
| c) to associated companies | 0 | 0 |
| - credits and loans | 0 | 0 |
| - long-term notes payable issued | 0 | 0 |
| - other financial liabilities, of which: | 0 | 0 |
| - | | |
| - financial leasing commitments | 0 | 0 |
| - other liabilities, by type: | 0 | 0 |
| - | | |
| d) to a significant investor | 0 | 0 |
| - credits and loans | 0 | 0 |
| - long-term notes payable issued | 0 | 0 |
| - other financial liabilities, of which: | 0 | 0 |
| - | | |
| - financial leasing commitments | 0 | 0 |
| - other liabilities, by type: | 0 | 0 |
| - | | |
| e) to the parent company | 0 | 0 |
| - credits and loans | 0 | 0 |
| - long-term notes payable issued | 0 | 0 |
| - other financial liabilities, of which: | 0 | 0 |
| - | | |
| - financial leasing commitments | 0 | 0 |
| - other liabilities, by type: | 0 | 0 |
| - | | |
| f) to other companies | 73 228 | 48 227 |
| - credits and loans | 73 147 | 48 116 |
| - long-term notes payable issued | 0 | 0 |
| - other financial liabilities, of which: | 0 | 0 |
| - | | |
| - financial leasing commitments | 0 | 0 |
| - other liabilities, by type: | 81 | 111 |
| - Sopot Municipal Office - purchase of real estate (PBP) | 81 | 111 |
| **Total long-term liabilities** | 73 228 | 48 227 |

**NOTE 22B**

| LONG-TERM LIABILITIES - by maturity | year 2002 | year 2001 |
|---|---|---|
| a) over 1 to 3 years | 29 736 | 42 080 |
| b) over 3 to 5 years | 43 492 | 5 007 |
| c) over 5 years | 0 | 1 140 |
| **Total long-term liabilities** | 73 228 | 48 227 |

**NOTE 22C**

| LONG-TERM LIABILITIES - by currency | year 2002 | year 2001 |
|---|---|---|
| a) in Polish currency (PLN) | 17 921 | 45 540 |
| b) in foreign currencies (and as restated in PLN) | 55 307 | 2 687 |
| b1. unit / currency thousands/CHF | 4 546 | 1 084 |
| in thousands PLN | 13 065 | 2 577 |
| b2. unit / currency thousands/EURO | 10 000 | 0 |
| in thousands PLN | 41 007 | 0 |
| b3. unit / currency thousands /USD | 318 | 28 |
| in thousands PLN | 1 235 | 110 |
| in other foreign currencies as restated in thousands PLN | 0 | 0 |
| **Total long-term liabilities** | 73 228 | 48 227 |

ORBIS S.A. SA-RS 2002 in thousands of PLN

NOTE 22D

LONG-TERM BANK CREDITS AND LOANS

| Name of entity and legal status | Location | Amount of credit / loan contracted | | Amount of credit / loan outstanding | | Interest rate | Date of repayment | Collateral | Other comments |
|---|---|---|---|---|---|---|---|---|---|
| | | PLN | foreign currency | PLN | foreign currency | | | | |
| Kredyt Bank S.A. | Ciechanów | 4 387 | 1 879 CHF | 2 925 | 1044 CHF | LIBOR + 2% | 2007.12.31 | mortgage | |
| Kredyt Bank S.A. | Ciechanów | 3 500 | | 957 | | WIBOR + 2% | 2004.03.28 | registered pledge | |
| BWE- 24/ORB* | Warszawa | 11 202 | | 3 319 | | 15% per annum | 2007.10.07 | blank bill of exchange, mortgage to secure future claims established in respect of the following hotels: Warszawa, Solny,Francuski | |
| PART-68/ORB** | Warszawa | 21 650 | | 1 669 | | 50% of the refinancing credit | 2003.06.10 | blank bill of exchange, mortgage to secure future claims established in respect of the following hotelsNov-Gd.,Mrong.,cesja praw z ub.hoteli | |
| Min.Fin.-I/94 | Warszawa | 18 700 | | 8 197 | | 50% of the refinancing credit | 2005.08.01 | mortgage to secure future claims established in respect of the Hotel Forum Kraków | |
| Min.Fin.II/95 | Warszawa | 21 860 | | 3 686 | | 50% of the refinancing credit | 2003.08.01 | mortgage to secure future claims established in respect of the Hotel Forum Warszawa | |
| Konsorcjum Banków | Londyn | 205 035 | 50 000 EURO | 41 255 | 10 060 EURO | Euribor + margin and obligatory costs | 2006.01.15 | without additional securities | |
| Kred bank PBI | Ciechanów | 40 000 | | 21 559 | | Wibor 3 m-ce + 1,5% | 2004.05.04 | umowa przewłaszczenia rzeczy (samoc | |

NOTE 22E

LONG-TERM NOTES PAYABLE

| Notes payable issued - by type | Face value | Interest rate | Date of maturity | Guarantees / Collateral | Additional rights | Exchange of qoutation | Other comments |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |

NOTE 23A

| CURRENT LIABILITIES | year 2002 | year 2001 |
|---|---|---|
| a) to subsidiary companies | 0 | 0 |
| - credits and loans | 0 | 0 |
| - of which current portion of long-term credits and loans | 0 | 0 |
| - commercial papers payable issued | 0 | 0 |
| - dividends payable | 0 | 0 |
| - other financial liabilities, of which: | 0 | 0 |
| - | | |
| - trade accounts payable, with maturity of: | 0 | 0 |
| - less than 12 months | 0 | 0 |
| - over 12 months | 0 | 0 |
| - trade prepayments received | 0 | 0 |
| - promissory notes payable | 0 | 0 |
| - other liabilities, by type: | 0 | 0 |
| - | | |
| b) to mutually controlled companies | 0 | 0 |
| - credits and loans | 0 | 0 |
| - of which current portion of long-term credits and loans | 0 | 0 |
| - commercial papers payable issued | 0 | 0 |
| - dividends payable | 0 | 0 |
| - other financial liabilities, of which: | 0 | 0 |
| - | | |
| - trade accounts payable, with maturity of: | 0 | 0 |
| - less than 12 months | 0 | 0 |
| - over 12 months | 0 | 0 |
| - trade prepayments received | 0 | 0 |
| - promissory notes payable | 0 | 0 |
| - other liabilities, by type: | 0 | 0 |
| - | | |
| c) to associated companies | 835 | 838 |
| - credits and loans | 0 | 0 |
| - of which current portion of long-term credits and loans | 0 | 0 |
| - commercial papers payable issued | 0 | 0 |
| - dividends payable | 0 | 0 |
| - other financial liabilities, of which: | 500 | 500 |
| - payment for shares purchased | 500 | 500 |
| - trade accounts payable, with maturity of: | 335 | 338 |
| - less than 12 months | 335 | 338 |
| - over 12 months | 0 | 0 |
| - trade prepayments received | 0 | 0 |
| - promissory notes payable | 0 | 0 |
| - other liabilities, by type: | 0 | 0 |
| - | | |
| d) to a significant investor | 0 | 0 |
| - credits and loans | 0 | 0 |
| - of which current portion of long-term credits and loans | 0 | 0 |
| - commercial papers payable issued | 0 | 0 |
| - dividends payable | 0 | 0 |
| - other financial liabilities, of which: | 0 | 0 |
| - | | |
| - trade accounts payable, with maturity of: | 0 | 0 |
| - less than 12 months | 0 | 0 |
| - over 12 months | 0 | 0 |
| - trade prepayments received | 0 | 0 |
| - promissory notes payable | 0 | 0 |
| - other liabilities, by type: | 0 | 0 |
| - | | |
| e) to the parent company | 0 | 0 |
| - credits and loans | 0 | 0 |
| - of which current portion of long-term credits and loans | 0 | 0 |
| - commercial papers payable issued | 0 | 0 |
| - dividends payable | 0 | 0 |
| - other financial liabilities, of which: | 0 | 0 |
| - | | |
| - trade accounts payable, with maturity of: | 0 | 0 |
| - less than 12 months | 0 | 0 |
| - over 12 months | 0 | 0 |
| - trade prepayments received | 0 | 0 |
| - promissory notes payable | 0 | 0 |
| - other liabilities, by type: | 0 | 0 |
| - | | |
| f) to other companies | 82 638 | 104 058 |

| | | |
|---|---|---|
| - credits and loans | 10 420 | 31 191 |
| - of which current portion of long-term credits and loans | 10 420 | 31 191 |
| - commercial papers payable issued | 0 | 0 |
| - dividends payable | 0 | 0 |
| - other financial liabilities, of which: | 0 | 0 |
| - | | |
| - trade accounts payable, with maturity of: | 42 083 | 41 513 |
| - less than 12 months | 38 396 | 41 513 |
| - over 12 months | 3 687 | 0 |
| - trade prepayments received | 6 363 | 7 644 |
| - promissory notes payable | 0 | 0 |
| - taxes, import tariffs, social security and other benefits payable | 13 189 | 16 084 |
| - salaries and wages payable | 3 329 | 3 684 |
| - other liabilities, by type: | 7 254 | 4 459 |
| - guarantee fees | 93 | 194 |
| g) special funds, by type: | 9 382 | 10 561 |
| - | | |
| **Total current liabilities** | 92 855 | 115 457 |

**NOTE 23B**

| CURRENT LIABILITIES - by currency | year 2002 | year 2001 |
|---|---|---|
| a) in Polish currency (PLN) | 88 383 | 92 971 |
| b) in foreign currencies (and as restated in PLN) | 4 472 | 22 486 |
| b1. unit / currency thousand / GBP | 0 | 0 |
| in thousands PLN | 0 | 0 |
| b2. unit / currency thousand /EUR | 658 | 5 689 |
| in thousands PLN | 2 620 | 20 044 |
| b3. unit / currency thousand /CHF | 244 | 337 |
| in thousands PLN | 684 | 801 |
| b4. unit / currency thousand /USD | 271 | 320 |
| in thousands PLN | 1 057 | 1 280 |
| b5. unit / currency thousand /DEM | 0 | 63 |
| in thousands PLN | 0 | 115 |
| in other foreign currencies as restated in thousands PLN | 111 | 246 |
| **Total current liabilities** | 92 855 | 115 457 |

**NOTE 23C**

| SHORT-TERM BANK CREDITS AND LOANS | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name of entity and legal status | Location | Amount of credit / loan contracted | | Amount of credit / loan outstanding | | Interest rate | Date of repayment | Collateral | Other comments |
| | | PLN | foreign currency | PLN | foreign currency | | | | |
| | | | | | | | | | |
| | | | | | | | | | |
| | | | | | | | | | |
| | | | | | | | | | |

**NOTE 23D**

| COMMERCIAL PAPERS PAYABLE | | | | | | | |
|---|---|---|---|---|---|---|---|
| Commercial papers issued - by type | Face value | Interest rate | Date of maturity | Guarantees / Collateral | Additional rights | Exchange of qoutation | Other comments |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |

**NOTE 24A**

| CHANGES IN NEGATIVE GOODWILL | year 2002 | year 2001 |
|---|---|---|
| Balance at the beginning of period | 0 | 0 |
| a) increases, of which: | 0 | 0 |
| - | | |
| b) decreases, of which: | 0 | 0 |
| - | | |
| *Negative goodwill at the end of period* | 0 | 0 |

**NOTE 24B**

| ACCRUED EXPENSES AND DEFERRED INCOME | year 2002 | year 2001 |
|---|---|---|
| a) accrued expenses | 79 | 0 |
| - long-term accruals: | 0 | 0 |
| - | | |
| - short-term accruals: | 79 | 0 |
| - VAT due in the next period | 79 | 0 |
| b) deferred income | 8 083 | 7 594 |
| - long-term accruals: | 200 | 8 |
| other operating profits | 200 | 8 |
| - short-term accruals: | 7 883 | 7 586 |
| - trade prepayments | 802 | 0 |
| - free of charge take over of ownership rights | 5 160 | 5 962 |
| - preparyments for events | 1 725 | 1 261 |
| - other | 196 | 363 |
| **Total accrued expenses and deferred income** | 8 162 | 7 594 |

**NOTE 25**

K Book value per share is calculated as a quotient of shareholder's equity and number of shares.There was no diluted elements.

**NOTES TO OFF-BALANCE-SHEET ITEMS**

**NOTE 26A**

| CONTINGENT RECEIVABLES FROM AFFILIATED COMPANIES - due to | year 2002 | year 2001 |
|---|---|---|
| a) guarantees received, of which: | 0 | 0 |
| - from subsidiary companies | 0 | 0 |
| - from mutually controlled companies | 0 | 0 |
| - from associated companies | 0 | 0 |
| - from a significant investor | 0 | 0 |
| - from the parent company | 0 | 0 |
| b) other (due to) | 0 | 0 |
| - | | |
| - of which from subsidiary companies | 0 | 0 |
| - of which from mutually controlled companies | 0 | 0 |
| - of which from associated companies | 0 | 0 |
| - of which from a significant investor | 0 | 0 |
| - of which from the parent company | 0 | 0 |
| - | | |
| - of which from subsidiary companies | 0 | 0 |
| - of which from mutually controlled companies | 0 | 0 |
| - of which from associated companies | 0 | 0 |
| - of which from a significant investor | 0 | 0 |
| - of which from the parent company | 0 | 0 |
| - | | |
| **Total contingent receivables from affiliated companies** | 0 | 0 |

**NOTE 26B**

| CONTINGENT LIABILITIES TO AFFILIATED COMPANIES - due to | year 2002 | year 2001 |
|---|---|---|
| a) guarantees extended, of which: | 4 993 | 4 993 |
| - to subsidiary companies | 0 | 0 |
| - to mutually controlled companies | 0 | 0 |
| - to associated companies | 4 993 | 4 993 |
| - to a significant investor | 0 | 0 |
| - to the parent company | 0 | 0 |
| b) other (due to) | 6 428 | 6 609 |
| - bill of exchange | 6 428 | 6 609 |
| - of which to subsidiary companies | 0 | 0 |
| - of which to mutually controlled companies | 0 | 0 |
| - of which to associated companies | 0 | 0 |
| - of which to a significant investor | 0 | 0 |
| - of which to the parent company | 0 | 0 |
| - | | |

| | | |
|---|---|---|
| - of which to subsidiary companies | 0 | 0 |
| - of which to mutually controlled companies | 0 | 0 |
| - of which to associated companies | 0 | 0 |
| - of which to a significant investor | 0 | 0 |
| - of which to the parent company | 0 | 0 |
| - | | |
| **Total contingent liabilities to affiliated companies** | **11 421** | **11 602** |

SA-RS 2002 in thousands of PLN

NOTES TO CONSOLIDATED PROFIT AND LOSS ACCOUNT

NOTE 27A

| NET SALES OF PRODUCTS - by class of business | year 2002 | year 2001 |
|---|---|---|
| hotel and ancillary services | 381 396 | 427 224 |
| - of which to affiliated companies | 1 373 | 0 |
| food and beverages | 145 459 | 155 881 |
| - of which to affiliated companies | 464 | 2 365 |
| lease of presmiese | 28 478 | 34 186 |
| - of which to affiliated companies | 3 809 | 2 314 |
| - domestic tourism services | 15 304 | 20 809 |
| - of which to affiliated companies | 0 | 0 |
| - international tourism services | 59 318 | 61 274 |
| - of which to affiliated companies | 0 | 0 |
| - incoming tourism services | 59 413 | 62 166 |
| - of which to affiliated companies | 3 426 | 1 819 |
| - travellers servicing | 22 097 | 17 732 |
| - of which to affiliated companies | 0 | 0 |
| - transport services | 71 578 | 64 317 |
| - of which to affiliated companies | 1 561 | 0 |
| - organisation of congresses, gatherings and conferences | 8 909 | 6 411 |
| - of which to affiliated companies | 0 | 0 |
| other | 17 617 | 22 939 |
| - of which to affiliated companies | 5 731 | 0 |
| **Total net sales of products** | 809 569 | 872 939 |
| - of which to affiliated companies | 16 384 | 6 498 |

NOTE 27B

| NET SALES OF PRODUCTS - by geographic area | year 2002 | year 2001 |
|---|---|---|
| a) domestic sales | 710 189 | 775 691 |
| - of which to affiliated companies | 11 343 | 6 498 |
| - | | |
| - of which to affiliated companies | 0 | 0 |
| - | | |
| - of which to affiliated companies | 0 | 0 |
| - | | |
| b) export sales | 99 380 | 97 248 |
| - of which to affiliated companies | 5 041 | 0 |
| - | | |
| - of which to affiliated companies | 0 | 0 |
| - | | |
| - of which to affiliated companies | 0 | 0 |
| - | | |
| **Total net sales of products** | 809 569 | 872 939 |
| - of which from affiliated companies | 16 384 | 6 498 |

NOTE 28A

| NET SALES OF MERCHANDISE AND RAW MATERIALS - by class of | year 2002 | year 2001 |
|---|---|---|
| sales of merchandise | 5 017 | 5 743 |
| - of which to affiliated companies | 0 | 390 |
| sales of raw materials | 1 403 | 3 382 |
| - of which to affiliated companies | 0 | 53 |
| - | | |
| **Total net sales of merchandise and raw materials** | 6 420 | 9 125 |
| - of which to affiliated companies | 0 | 443 |

NOTE 28B

| NET SALES OF MERCHANDISE AND RAW MATERIALS - by | year 2002 | year 2001 |
|---|---|---|
| a) domestic sales | 6 420 | 9 125 |
| - of which to affiliated companies | 0 | 443 |
| - | | |
| - of which to affiliated companies | 0 | 0 |
| - | | |
| - of which to affiliated companies | 0 | 0 |
| - | | |
| b) export sales | 0 | 0 |
| - of which to affiliated companies | 0 | 0 |
| - | | |
| - of which to affiliated companies | 0 | 0 |
| - | | |
| - of which to affiliated companies | 0 | 0 |
| - | | |
| **Total net sales of merchandise and raw materials** | 6 420 | 9 125 |
| - of which from affiliated companies | 0 | 443 |

NOTE 29

| EXPENSES - by type | year 2002 | year 2001 |
|---|---|---|
| a) amortization and depreciation | 85 262 | 84 251 |
| b) raw materials and energy used | 71 895 | 76 414 |
| c) third party work | 270 093 | 270 005 |
| d) taxes and charges | 29 632 | 29 444 |
| e) salaries and wages | 226 370 | 262 688 |
| f) social security and other employee benefits | 60 323 | 69 098 |
| g) other expenses: | 33 269 | 34 981 |
| - advertising and representation | 3 713 | 3 622 |
| - trademark fees | 1 932 | 1 798 |
| - VAT | 889 | 3 070 |
| - business travel | 5 221 | 6 139 |
| - insurance premium | 6 902 | 7 689 |
| - other | 3 522 | 3 893 |
| Total expenses by type | 776 844 | 826 881 |
| Changes in inventories, products and deferred expenses | -100 | 377 |
| Cost of work and services for own needs (negative value) | 0 | 0 |
| Distribution expenses (negative value) | -46 454 | -46 091 |
| General administrative expenses (negative value) | -106 941 | -114 601 |
| **Cost of products sold** | 623 349 | 666 566 |

NOTE 30

| OTHER OPERATING INCOME | year 2002 | year 2001 |
|---|---|---|
| a) provisions cancelled, of which: | 7 231 | 14 845 |
| - liabilities due to employees | 7 231 | 14 770 |
| - other | 0 | 75 |
| b) other, of which: | 16 105 | 11 888 |
| - profit from non-financial investments | 2 473 | 0 |
| - donations | 12 | 16 |
| - indemnities received | 3 109 | 4 501 |
| - trademark licence fees | 2 519 | 2 730 |
| - donations received | 31 | 75 |
| - cancelled liabilities | 81 | 185 |
| - withdrown allowance for doubtful receivables | 513 | 1 943 |
| - return of tax payment | 4 032 | 0 |
| - return wages of apprentices | 475 | 0 |
| -perpetual usufruct of land | 651 | 0 |
| - advertising | 552 | 347 |
| - other | 1 657 | 2 091 |
| **Total other operating income** | 23 336 | 26 733 |

NOTE 31

| OTHER OPERATING EXPENSES | year 2002 | year 2001 |
|---|---|---|
| a) provisions established, of which: | 5 331 | 11 635 |
| - future claims of lessor | 1 918 | 1 682 |
| - liabilities due to employees | 1 679 | 5 697 |
| - employment restructuring costs | 981 | 462 |
| - taxes | 0 | 2 243 |
| -other liabilities | 753 | 1 551 |
| b) other, of which: | 21 696 | 23 957 |
| - loss on disposal of non-financial fixed assets | 0 | 0 |
| - costs of non-financial long term investments | 678 | 0 |
| - positive goodwill depreciation | 1 168 | 1 789 |
| - donations | 388 | 699 |
| - trademark costs | 134 | 132 |
| - costs of assets disposal | 2 106 | 980 |
| - fines, penalties paid | 2 277 | 4 228 |
| - employment restructuring costs | 12 320 | 13 747 |
| - advertising | 557 | 331 |
| - costs of aprentices refund | 430 | 0 |
| - other | 1 638 | 2 051 |
| **Total other operating expenses** | 27 027 | 35 592 |

K

NOTE 32A

| FINANCIAL INCOME ON DIVIDENDS | year 2002 | year 2001 |
|---|---|---|
| a) from affiliated companies, of which: | 0 | 0 |
| - from subsidiary companies | 0 | 0 |
| - from mutually controlled companies | 0 | 0 |
| - from associated companies | 0 | 0 |
| - from a significant investor | 0 | 0 |
| - from the parent company | 0 | 0 |
| b) from other companies | 151 | 436 |
| **Total financial income from dividends** | 151 | 436 |

NOTE 32B

| FINANCIAL INCOME ON INTEREST RECEIVABLE | year 2002 | year 2001 |
|---|---|---|
| a) interest on loans granted | 0 | 21 |
| - from affiliated companies, of which: | 0 | 0 |
| - from subsidiary companies | 0 | 0 |
| - from mutually controlled companies | 0 | 0 |
| - from associated companies | 0 | 0 |
| - from a significant investor | 0 | 0 |
| - from the parent company | 0 | 0 |
| - from other companies | 0 | 21 |
| b) other interest | 1 102 | 2 057 |
| - from affiliated companies, of which: | 73 | 137 |
| - from subsidiary companies | 0 | 0 |
| - from mutually controlled companies | 0 | 0 |
| - from associated companies | 73 | 137 |
| - from a significant investor | 0 | 0 |
| - from the parent company | 0 | 0 |
| - from other companies | 689 | 1 589 |
| c) interest received | 3 431 | 5 950 |
| *d) interest calculated but unsettled* | 147 | 158 |
| **Total financial income on interest receivable** | 4 680 | 8 186 |

NOTE 32C

| OTHER FINANCIAL INCOME | year 2002 | year 2001 |
|---|---|---|
| a) gain on foreign exchange differences | 0 | 2 355 |
| - realized | 0 | 2 355 |
| - unrealized | 0 | 0 |
| b) reserves cancelled, of which: | 0 | 0 |
| - | | |
| c) other, of which: | 12 579 | 16 651 |
| - financial installments | 438 | 153 |
| - currency exchange offices and exchange counters | 12 095 | 15 764 |
| - other | 46 | 734 |
| **Total other financial income** | 12 579 | 19 006 |

NOTE 33A

| FINANCIAL EXPENSES DUE TO INTEREST PAYABLE | year 2002 | year 2001 |
|---|---|---|
| a) interest on credits and loans contracted | 4 302 | 7 480 |
| - for affiliated companies, of which: | 0 | 0 |
| - for subsidiary companies | 0 | 0 |
| - for mutually controlled companies | 0 | 0 |
| - for associated companies | 0 | 0 |
| - for a significant investor | 0 | 0 |
| - for the parent company | 0 | 0 |
| - for other companies | 4 302 | 7 480 |
| b) other interest | 991 | 2 488 |
| - for affiliated companies, of which: | 0 | 0 |
| - for subsidiary companies | 0 | 0 |
| - for mutually controlled companies | 0 | 0 |
| - for associated companies | 0 | 0 |
| - for a significant investor | 0 | 0 |
| - for the parent company | 0 | 0 |
| - for other companies | 991 | 2 488 |
| **Total financial expenses due to interest payable** | 5 293 | 9 968 |

NOTE 33B

| OTHER FINANCIAL EXPENSES | year 2002 | year 2001 |
|---|---|---|
| a) loss on foreign exchange differences | 200 | 0 |
| - realized | 0 | 0 |
| - unrealized | 200 | 0 |
| b) reserves cancelled, of which: | 0 | 0 |
| - | | |
| c) other, of which: | 11 515 | 13 285 |
| - deffered costs of organisation and expansion | 1 541 | 0 |
| - currency exchange offices and exchange counters | 9 638 | 12 880 |
| - other | 336 | 405 |
| ***Total other financial expenses*** | 11 715 | 13 285 |

NOTE 34

| GAIN (LOSS) ON SALES OF SHARES IN SUBSIDIARY AND | year 2002 | year 2001 |
|---|---|---|
| a) gain on sales of shares | 0 | 0 |
| - in subsidiary companies | 0 | 0 |
| - in mutually controlled companies | 0 | 0 |
| - in associated companies | 0 | 0 |

| | | |
|---|---|---|
| a) loss on sales of shares | 0 | 0 |
| *- in subsidiary companies* | 0 | 0 |
| - in mutually controlled companies | 0 | 0 |
| - in associated companies | 0 | 0 |
| **Gain (loss) on sales of shares in subsidiary and associated** | 0 | 0 |

NOTE 35

| EXTRAORDINARY GAINS | year 2002 | year 2001 |
|---|---|---|
| a) windfall gains | 158 | 301 |
| b) other extraordinary income, of which: | 0 | 0 |
| - | | |
| **Total extraordinary gains** | 158 | 301 |

NOTE 36

| EXTRAORDINARY LOSSES | year 2002 | year 2001 |
|---|---|---|
| a) casualty losses | 36 | 134 |
| b) other extraordinary expenses | 0 | 0 |
| - | | |
| **Total extraordinary losses** | 36 | 134 |

NOTE 37A

| CURRENT CORPORATE INCOME TAX | year 2002 | year 2001 |
|---|---|---|
| 1. Consolidated profit (loss) before taxation | 49 770 | 73 817 |
| 2. Consolidation adjustments | 788 | -1 378 |
| 3. Differences between profit (loss) before taxation and income tax basis, of which: | 1 873 | 6 827 |
| - permanent | 5 466 | -4 307 |
| - temporary | -4 446 | 10 602 |
| 4. Income tax basis | 52 264 | 78 749 |
| 5. Corporate income tax at .......... % rate | 14 633 | 22 049 |
| 6. Increases, reliefs, exemptions, allowances, and reductions of corporate income tax | 3 | 0 |
| 7. Current corporate income tax as stated in the taxation statement for the period, of which: | 14 636 | 22 049 |
| - disclosed in the profit and loss account | 14 636 | 22 049 |
| *- referring to items that decreased or incrased the shareholders' equity* | 0 | 0 |
| - referring to items that decreased or incrased the goodwill or negative goodwill | 0 | 0 |

NOTE 37B

| DEFERRED CORPORATE INCOME TAX | year 2002 | year 2001 |
|---|---|---|
| - decrease (increase) due to occurrence or reversal of timing differences | -540 | 731 |
| - decrease (increase) due to change of taxation rates | 1 746 | 0 |
| - decrease (increase) due to formerly not recognized losses, tax reliefs, or timing differences of prior periods | 0 | 0 |
| - decrease (increase) due to writing-off assets by virtue of deferred income tax or lack of possibility of applying a reserve on deferred income tax | 0 | 0 |
| - other components of deferred income tax, of which: | 0 | 0 |
| - | | |
| **Total deferred income tax** | 1 206 | 731 |

NOTE 37C

| TOTAL AMOUNT OF DEFERRED INCOME TAX | year 2002 | year 2001 |
|---|---|---|
| - included in the shareholders' equity | -816 | 0 |
| - included in the goodwill or negative goodwill | 0 | 0 |

NOTE 37D

| INCOME TAX AS STATED IN THE PROFIT AND LOSS ACCOUNT | year 2002 | year 2001 |
|---|---|---|
| - abandoned business activities | 0 | 0 |
| - result of extraordinary items | 34 | 47 |

NOTE 38

| OTHER OBLIGATORY INCOME DECREASES (LOSS INCREASES) | year 2002 | year 2001 |
|---|---|---|
| - | | |
| **Total other obligatory income decreases (loss increases)** | 0 | 0 |

NOTE 39

| NET PROFIT (LOSS) | year 2002 | year 2001 |
|---|---|---|
| a) net profit (loss) of the parent company | 31 057 | 51 643 |
| *b) net profit (loss) of subsidiary companies* | 2 076 | 1 066 |
| c) net profit (loss) of mutually controlled companies | 0 | 0 |
| d) net profit (loss) of associated companies | 931 | -2 056 |
| e) consolidation adjustments | 519 | 871 |
| **Net profit (loss)** | 34 583 | 51 524 |

K The decision of General Assembly of Orbis S.A. Shareholders Apportioned the net profit generated during the financial year ended Decemeber 31,2002 to -the dividend in the amount of PLN 18, 430, 803.20 ( 40 Grosze per share) and the reserve capital .

**NOTE 40**

K Profit per ordinary share is calculated as a quotient of profit for the last 12 months and the number of ordinary shares.There were not any diluting factors in the present reporting period.

**NOTES TO CONSOLIDATED SATEMENT OF CASH FLOWS**

K Structure of cash and cash equivalents as of 31.12.2002

| | 31.12.2002 | 31.12.2001 |
|---|---|---|
| - on hand and in the bank | 131 117 | 79 453 |
| Cash equivalents | 9 461 | 5 594 |
| other financial assets | 7 | 68 |
| TOTAL | 140 585 | 85 115 |

The change in provisions, deferred assets and accrued expenses presented in cash flow statement equals the change in balance sheet.

| | |
|---|---|
| Change in receivables | |
| change in balance sheet | (12 817) |
| change in prepaid tangible assets in progress | 816 |
| change in cash flow statement | (12 001) |
| Change in liabilities | |
| change in balance sheet | (1 463) |
| dividend for 1991 | 2 931 |
| change in prepayments | |
| for tangible and intangible fixed asstes in progress | |
| for investment outlays settled internally | (3 946) |
| others | (242) |
| change in cash flow statement | (2 720) |
| change in liabilities | |
| change in balance sheets | (652) |
| settlement of headging | (978) |
| change in cash flow statement | (1 630) |

Other adjustments of net profit in cash flow statement for operating activities include:

| | |
|---|---|
| -change due to permanent impairment in value of fixed assets | 3 213 |
| - change due to permanent impairment in value of financial investments | 1 233 |
| -change due to settled payment for a trade mark | (448) |
| - others | 963 |
| TOTAL | 4 961 |


ORBIS
GRUPA HOTELOWA

# Additional notes

# I. Additional Notes

## Note No 1.
## Information Concerning Financial Instruments

### 1.1. Financial Instruments According to Their Groups and Balance Sheet Position

Changes in particular categories of financial assets (save for cash and other cash assets) as well as financial liabilities during a 12-month period ending on December 31, 2002.

| FINANCIAL INSTRUMENTS – changes broken down into types, in PLN '000 | | | | | | |
|---|---|---|---|---|---|---|
| | | Tradable financial assets<br>A | Tradable financial liabilities<br>B | Loans granted and receivables<br>C | Financial sets held to maturity<br>D | Financial assets available for sale<br>E |
| 1. | **Opening balance** | - | - | 1 834 | - | 300 |
| 2. | **Additions** | - | - | 120 | - | - |
| | **-interest** | | | 120 | | |
| 3. | **Reductions** | - | - | 66 | - | - |
| | - valuation | - | - | 66 | - | - |
| | - other | - | - | 0 | - | - |
| 4. | **Closing balance** | - | - | 1 888 | - | 300 |

### 1.2. Information Concerning Financial Instruments in the Company
### 1.2.1. a) Brief Characteristics of Financial Instruments

#### A. Derivative instruments incorporated in contracts

Companies forming Orbis Group have analysed items of assets and liabilities for the purposes of identification of derivative instruments incorporated in contracts.

Derivative instruments incorporated in contracts have been identified in Orbis S.A. They are financial instruments arising out of contracts in which payments are denominated or linked to the currency other than is used by both the Company and the other party to the contract. Valuation and disclosure of derivative instruments incorporated in contracts are made in compliance with the regulation of Minister of Finance of December 12, 2001, concerning detailed rules for posting, valuation methods, scope of disclosure and method of presentation of financial instruments..

Owing to the fact that the value of valuation of instruments incorporated in contracts is insignificant for the entire financial statements, the valuation has not been entered into accounting books. The valuation of derivative instruments incorporated in contracts is presented in a table below.

**in PLN '000 thousand**

| No. | Partner | Date of contract | Date of end of flows | Fair value as of 02-01-01 | Fair value as of 02-12-31 |
|---|---|---|---|---|---|
| 1 | CAIB - Financial Adverser | 02-08-23 | 31.07.2003 | 0 | 281 |

| 2 | L. Sobkowiak | 01-06-27 | 3 years from the execution | 10 | 17 |
|---|---|---|---|---|---|
| 3 | I. Czempińska | 02-08-07 | 3 years from the execution | 0 | 36 |
| 4 | Centertel-Sofitel | 98-06-18 | Payable in advance I.2008 | -119 | 0 |
| 5 | Zasada Centrum | 98-11-18 | By October 2008 | -78 | -261 |
| 6 | Centertel | 98-08-19 | Payment in advance by 20.11.2007 | -33 | -57 |
| 7 | Kopex | 02-04-02 | 5 years 28/02/2007 | 0 | -22 |
| 8 | Falck | 97-09-25 | By the end of 2003 | 16 | 11 |
| 9 | Orbis Casino | 01-01-02 | By 10.06.2006 | -330 | -496 |
| 10 | Polpager | 01-08-07 | 10 years, until 10.01.2012 | -232 | -406 |
| 11 | NOMA 2 | 96-04-17 | By the end of 2007 | 17 | 25 |
| 12 | Polkomtel | 98-02-15 | 10 years 31.01.2002 | -154 | -194 |
| 13 | IN2Loop | 02-12-01 | in 2003 converted into PLN | -29 | 0 |
| 14 | Sofitel_Barte | 93-12-22 | in 2003 converted into PLN | -172 | 0 |
| 15 | MC Servis | 02-06-01 | By 31.12.2003 | 0 | 0 |
| 16 | Orbis Transport | 02-09-09 | By 01.12.2003 | 9 | 3 |
| | **TOTAL** | | | **-1 096** | **-1 062** |

**B. Tradable Financial Liabilities**

Companies forming the Orbis Group do not have any tradable financial liabilities.

**C. Loans Granted and Receivables**

Under the "Long-term investments" item a long-term loan is reported granted by Orbis S.A. to a company Globis Poznań Sp. z o.o. (an associated company). The loan of August 30, 2001, in amount of USD 450.000 converted at the exchange rate applicable on the day of disbursement – 4.2317 (equivalent of PLN 1,904 thousand). The date of repayment – August 30, 2006. As at the balance sheet day, it s disclosed as the amount of PLN 1888 (principal amount: PLN 1,727 thousand + interest: PLN 161 thousand).

**D. Financial Assets Held to Maturity**

Companies forming the Orbis Group do not have any financial assets held to maturity.

**E. Financial Assets Available For Sale**

Companies forming the Group classify shares and interests in other entities designed for sale as financial assets available for sale.

As at the balance day, shares of Polcard S.A. as well as shares in a company Polorbis Reiseunternehmen GmbH in Koln are reported under the above item. The balance sheet value (value at the acquisition price) of the company PolCard S.A. amounts to PLN 300 thousand while the fair value to PLN 23,882 thousand. Shares in the company Polorbis - Kolonia, the acquisition price of which totalled PLN 505 thousand, are in their entirety covered by a revaluation write-off and their balance sheet value equals zero.

**1.2.1 b) Applicable Valuation Methods**

The fair value of financial assets and liabilities as of the balance sheet date has been established in accordance with the description contained in the introduction to the financial statements.

**1.2.1 c) Method of Reporting the Results of Revaluation of Financial Assets Belonging to the Category of Assets Available for Sale**

Financial assets available for sale are valued as of the balance sheet date according to their fair value. The results of revaluation of short-term financial assets are posted to the profit and loss account, and of the long-term assets, to revaluation reserve.

**1.2.1. d) Principles of Reporting Financial Instruments Purchased at Regulated Market in Accounting Books**
Financial instruments purchased on a regulated market are reported in the accounting books as of the date of executing the agreement concerning purchase of a given asset component.

**1.2.1. e) Information Concerning the Interest Rate Burden**
Companies forming the Group are exposed to the risk of fluctuating short-term interest rates on variable-rate debt as well as on changes of the long-term interest rates in case of incurring a new debt or refinancing the existing debt.
Companies are not exposed to interest rate risk related to a premature buy-back date or revaluation date arising out of an agreement.
Detailed information available under point.1.2.10.

**1.2.1 f) Credit Risk**
The dominant company recognizes three areas of credit risk to which is might be exposed:
- customer creditworthiness (trade credit),
- creditworthiness of financial institutions (banks/brokers), parties or agents of collateral agreements,
- creditworthiness of entities, whose stocks the Company acquires or invests in.

Considering the scope of business conducted by Orbis S.A. in 2002, the most fundamental risks are related to the Company's customer creditworthiness. In order to eliminate as far as possible the negative effects, Orbis S.A. monitors their business partners in terms of their creditworthiness and conveys information concerning potential threats to its branches.
Due to absence of any major concentration of the credit risk, as well as a fairly large share of relatively minor transactions in the overall volume, there is no need to apply special collaterals or securities in transactions.

**1.2.2 Information Concerning Financial Assets Available for Sale and Tradable, valued at Adjusted Purchase Price**
Information concerning the valuation of financial assets available for sale is to be found in Note 1.2.1.a) E. The Orbis Group holds no financial assets available for trade which are valued at adjusted purchase price.

**1.2.3 Financial Assets and Liabilities Valued Otherwise than at Fair Value**
Companies forming the Group hold no assets or financial liabilities of which the fair value is not to be determined.

**1.2.4 Agreements Converting Financial Assets into Securities or Buy-Back Contracts**
In 2002, companies forming the Group did not enter into buy-back contracts or agreements which would result in conversion of financial assets into securities. No asset components have been withdrawn from the accounting books.

**1.2.5 Change in the Valuation of Financial Assets**
Conversion of valuation based on financial assets' fair value into valuation at adjusted purchase price is not practised.

### 1.2.6 Information Concerning Revaluation Write-Offs in Case of a Permanent Loss in Value of Financial Asset Components

In the current reporting period the Group made a revaluation write-off for the permanent loss in value of shares and interests in other companies amounting to PLN 1 593 thousand. There also exist write-offs for permanent loss in value of shares in Polorbis Koln in the amount of PLN 505 thousand and in Orbis Polish Travel in the amount of PLN 619 thousand (value at the acquisition price) made in preceding reporting periods.

### 1.2.7 Information Concerning Interest Income on Debt Financial Instruments, Loans Given and Receivables

Since Orbis S.A. possesses loans in a category "loans given and receivables", during the current reporting period, interest income of PLN 130,447.82 with maturity of over 12 months has been reported under this item.

### 1.2.8 Revalued Unrealized Interest on Loans Granted and on Receivables.

No revaluation write-offs for a permanent loss in value of unrealized interest on loans granted and on receivables have been made.

### 1.2.9 Information Concerning Costs of Interest on Financial Debt in PLN '000

| Item description | Interest accrued and realized | Interest accrued and unrealized | | |
|---|---|---|---|---|
| | | Up to 3 months | From 3 to 12 months | Over 12 months |
| Long-term financial debt | 6,055 | 474.6 | 151.6 | - |

### 1.2.10 Managing Risk in the Controlling (Dominant) Company

The main risk areas to which Orbis S.A. is exposed are: the risk of foreign currency rates fluctuations and interest risk, resulting from money and capital markets' volatility, reflected in the balance sheet and the income statement.

The Company conducts a uniform policy of managing the financial risk as well as permanent monitoring of risk areas, using available strategies and mechanisms aimed at minimizing the negative effects of market volatility of securing cash flows.

The Company attempts to eliminate unnecessary financial risk (defined as cash flow volatility) and restrain the risk related to money and capital market volatility. This objective is implemented by way of identifying, securing and active risk management as well as evaluation and monitoring the costs of Company's debt.

Exposure to additional risk unrelated with the accepted business activity is deemed improper.

The policy and risk management strategy is determined and monitored by the Management Board.

Current responsibilities in the aspect of risk management are dealt with by the Risk Committee and special units established for this purpose.

### Foreign Currency Risk

The risk of fluctuations of foreign currencies is significant for Orbis S.A. due to:

- entering, within the framework of core operating activities, into contracts relating to the sale of tourist and hotel services, a part of which is denominated in foreign currencies; in addition, also supply-related purchases may be effected in foreign currencies,
- execution, within the framework of investment activities, into contracts implemented or denominated in foreign currencies,
- incurring foreign currency credits or credits denominated in foreign currency.

The base currency of the Company is the Polish Zloty (PLN).

In order to offset the risk of its foreign currency exposure, Orbis S.A. makes an effort to first of all use natural hedging mechanisms. Furthermore, also derivative instruments, such as forwards, swaps and options are availed of for the purpose of limiting the risk.

During the first half of 2002, the foreign currency hedge implemented in the form of a zero-cost "collar" option with respect to a credit facility incurred in EUR (contract dated October 9, 2001) was settled. Total costs incurred by Orbis S.A. under this item in the years 2001 and 2002 amounted to PLN 997 thousand.
In 2002 there was no need to apply such instruments.
The Company does not use financial instruments for speculative purposes.

**Interest Rate Risk.**
As a result of a declining interest rates on domestic borrowings, as well as attractive interest rate terms, being at the level of ½ of the refinancing credit rate, Orbis S.A. did not apply any security against interest rate risk in 2002.
In respect to foreign currency debt, considering a minor degree of use of the available credit facility and a minim scale of risk, the Risk Committee made a decision concerning applying a hedging strategy in the form of a swap transaction only at the time of disbursement of the remaining available amount of credit.

Orbis S.A. does not have any shares in net assets of foreign companies.

**1.2.11 Securing the Planned Transaction or Foreseeable Future Liability.**
In 2002, no planned transaction nor foreseeable future liability was secured.

**1.2.12 Appropriation of Profits or Loses from Revaluation of Instruments to Hedge Cash Flows to Revaluation Reserve.**
In 2002, no profits or losses from valuation of hedging instruments posted to revaluation reserve occurred.

## Note No 2.
Contingent liabilities of Orbis S.A. under guarantees and sureties granted to subsidiaries and affiliates.

| No | Beneficiary | Amount of liability | Dec 31, 2001 | Dec 31, 2002 | Description |
|---|---|---|---|---|---|
| | | | NBP fx rate as of Dec 31, 2001 | NBP fx rate as of Dec 31, 2002 | |
| 1. | „Orbis" Casino Warszawa | PLN 938 000.00 | 938 000.00 | 938 000.00 | Surety until March 13, 2009. |
| 2. | „Orbis" Casino Warszawa | PLN 2 055 000.00 | 2 055 000.00 | 2 055 000.00 | Surety until June 30, 2003. |
| 3. | Globis Poznań Sp. z o.o. | PLN 2 000 000.00 | | 2 000 000.00 | Registered pledge on shares of Orbis S.A. – surety for BZ WBK |
| **A** | **Liabilities under guarantees and sureties, of which** | | **4 993 000.00** | **4 993 000.00** | |
| | - to controlled subsidiaries | | 0.00 | 0.00 | |
| | - to affiliated companies | | 4 993 000.00 | 4 993 000.00 | |

PBP Orbis Sp. z o.o. holds contingent liabilities on bills of exchange issued to secure:
- credit on the current account in the amount of PLN 6 300 thousand

- contract of lease of premises in Wrocław in the amount of PLN 25 thousand
- payments of units for coach tickets in the amount of PLN 101 thousand
- contract with Canal + in the amount of PLN 2 thousand

## Note No 3.

Companies forming the Group do not owe any amounts to the public budget or units of territorial self-government related to acquisition of the ownership title to buildings and constructions.

## Note No 4.

No business operations were ceased in 2002.

## Note No 5.

No costs related to fixed assets under construction created for the purpose of the Group's business were incurred in 2002.

## Note No 6.

Investment outlays in the Group (in PLN thousand) in 2002.

| Company | planned | incurred |
|---|---|---|
| Orbis S.A. | 180,320.7 | 78,622.1 |
| PBP Orbis Sp. z o.o. | 3,136.7 | 1,446.0 |
| Orbis Transport Sp. z o.o. | 40,665.2 | 30,362.0 |
| **Total :** | **224,122.6** | **110,430.1** |

## Note No 7.1.

In accordance with a statement of ORBIS S.A. Management Board, during the period to which the financial statements relate, ORBIS S.A. did not enter into any transactions with affiliated entities, which means that no transactions involving transfer of rights and obligations, either gratuitous or against consideration, occurred between ORBIS S.A. and:

a) members of the Management Board or Supervisory Board of ORBIS S.A., Orbis S.A. subsidiaries and affiliates.
b) spouses, next-of-kin or relatives of the first and second degree of members of the Management and Supervisory Board of ORBIS S.A., it subsidiaries and affiliated companies,
c) persons linked by a relation of guardianship, adoption or custody with members of the Management and Supervisory Board of ORBIS S.A., it subsidiaries and affiliated companies.

## Note No 7.2.

Information concerning associated companies:

| Company<br>Legal status | No of Supervisory Board members | | No of Management Board members | |
|---|---|---|---|---|
| | Total | Orbis S.A. representatives | Total | Orbis S.A. representatives |
| **Subsidiaries:** | | | | |
| PBP Orbis, Sp. z o.o. | 5 | 3 | 3 | 0 |
| ORBIS Transport, Sp. z o.o. | 3 | 2 | 2 | 0 |
| PORT Silnowa, Sp. z o.o. | 3 | 3 | 3 | 2 |
| **Affiliates:** | | | | |
| ORBIS CASINO, Sp. z o.o. | 6 | 2 | 3 | 1 |
| Globis Poznań, Sp. z o.o. | 4 | 1 | 3 | 0 |

| | | | | |
|---|---|---|---|---|
| Globis Wrocław Sp. z o.o. | 4 | 1 | 3 | 0 |
| PH Majewicz, Sp. z o.o. | 4 | 2 | 3 | 1 |
| **Minority holdings:** | | | | |
| AWSA Holland H.B.V. | 11 | 0 | 1[1] | 0 |
| BWE S.A. | 10 | 0 | 3 | 0 |
| PPTE DIAMENT S.A. | 5 | 1 | 3 | 0 |
| PolCard, S.A. | 7 | 1 | 5 | 0 |
| Polskie Hotele, Sp. z o.o. in liquidation | 3 | 1 | 1 liquidator | 0 |
| Rena Kord, S.A. in bankruptcy | 6 | 0 | receiver in bankruptcy | 0 |
| TARPAN, Sp z o.o. in liquidation | 3 | 0 | 1 liquidator | 0 |
| Walewice, Sp. z o.o in liquidation | 0 | 0 | 1 liquidator | 0 |

1) Legal person; Rabobank Management B.V.

Settlements between Orbis S.A. and associated companies in PLN thousands:

| | PBP Orbis Sp. z o.o. | ORBIS Transport Sp. z o.o. | Orbis Casino Sp. z o.o. | Other associated companies | **Affiliates – total** |
|---|---|---|---|---|---|
| **Trade debtors** | | | | | |
| Trade debtors | 587 | 1 612 | **2 199** | 1 381 | **3 580** |
| **Creditors** | | | | | |
| Trade creditors | | | 0 | 242 | **242** |
| Other creditors | | | 0 | 500 | **500** |
| Credits and loans | | | 0 | 0 | **0** |
| **Total creditors** | **0** | **0** | **0** | **742** | **742** |

Costs and revenues from internal transactions between Orbis S.A. and associated companies in PLN thousands:

| | Subsidiaries | Affiliated companies | Other associated companies | **TOTAL** |
|---|---|---|---|---|
| **Sales revenues** | | | | |
| Room department | 26 167 | 147 | 1 225 | **27 539** |
| Food & beverage department | 4 074 | 242 | 222 | **4 538** |
| Rentals | 1 974 | 3 601 | 209 | **5 783** |
| Other | 3 304 | 508 | 9 378 | **13 189** |
| **Total income** | **35 518** | **4 498** | **11 033** | **51 049** |
| **Costs of products, goods and raw materials sold** | | | | |
| **Total costs** | 1 546 | 131 | 19 299 | **20 975** |

## Note No 8.

No major joint ventures have been undertaken by companies of the Orbis Group in 2002.

## Note No 9.

Employment in the Orbis Group, broken down into professional groups:

| **Item description** | **Average employment** | |
|---|---|---|
| | **2002** | **2001** |
| **I. Hotel services /1. to 5./** | **4727** | **5 435** |
| 1. Hotel room department | 1 686 | 1 905 |
| 2. Food and beverages department | 2 679 | 3 099 |
| 3. Other | 116 | 199 |
| 4. Ancillary activities | 209 | 276 |

| | | |
|---|---|---|
| 5. Commercial activities | 37 | 39 |
| **II. Administration and management** | 1 017 | 1 122 |
| **III. Real property operation and maintenance** | 686 | 804 |
| **IV. Marketing** | 259 | 233 |
| **TOTAL /I to IV/** | **6 689** | **7 594** |
| **PBP Orbis Sp. z o.o.** | | |
| **I. Tourist services /1. to 2./** | **202** | **265** |
| 1.Domestic tourist services | 34 | 51 |
| 2. Foreign outgoing tourist services | 168 | 204 |
| II. Congresses | 12 | 0 |
| III. Travel services | 159 | 151 |
| IV. Transport | 16 | 23 |
| V. Currency exchange and exchange offices | 6 | 8 |
| VI. Accounting and finance | 105 | 121 |
| VII. Administration and miscellenous | 112 | 125 |
| **TOTAL /I to VII/** | **612** | **682** |
| **Orbis Transport Sp. z o.o.** | | |
| I. Management | 10 | 10 |
| II. Administration | 129 | 131 |
| III. Drivers | 52 | 68 |
| IV. Garage | 12 | 15 |
| V. Car wash | 4 | 4 |
| **TOTAL /I to V/** | **207** | **228** |
| **Orbis Casino Sp. z o.o.** | | |
| I. Casino room services | 446 | 416 |
| II. Security/reception | 89 | 94 |
| III. Other | 107 | 115 |
| **TOTAL /I to III/** | **642** | **625** |
| **Total employment in the Group** | **8 150** | **9 129** |

## Note No 10.

| Remuneration of members of the Management Board and supervisory bodies, in PLN '000: | **In the dominant company** | **In subsidiaries** | |
|---|---|---|---|
| Specification | **Orbis S.A.** | **PBP Orbis** | **Orbis Transport** |
| Management Board | 2 793 | 407 | 410 |
| Supervisory Board | 285 | 173 | 92 |
| **TOTAL** | 3 078 | 580 | 502 |

## Note No 11.

As of December 31, 2002, members of the Company's Management Board and Supervisory Board were not indebted to the Company, its subsidiaries or affiliates.

## Note No 12.

No major events relating to past years occurred during the reporting period.

## Note No 13.

No major events which could affect the presented results for the year 2002 occurred after the balance sheet closing date.

## Note No 14.

ORBIS Spółka Akcyjna having its corporate seat in Warsaw was established in the course of transformation of the State-Owned Enterprise „Orbis" on the basis of Act of July 13, 1990, on Privatization of State-Owned Enterprises. On January 9, 1991, the Company was registered at the District Court for the Capital City of Warsaw under the companies' register number RHB 25134.
Assets and liabilities of the State-Owned Enterprise „Orbis" were taken over at their book value according to the balance sheet prepared as of December 31, 1990.

## Note No 15.

During the last three years of the Orbis Group's operations, the annual inflation level remained below 10%. Therefore, the financial figures for the year 2001 have not been adjusted.

## Note No 16.

Comparative presentation of differences between the figures disclosed in the consolidated financial statements as at the end of 2001 and the comparative financial data and the previously disclosed and published consolidated financial statements.

| **Balance as of** | Balance as of Dec 31, 2001, reported in SAPS 2002 | 2001 post-adjustment balance (in SARS 2002) |
|---|---|---|
| **Intangible assets** | **7 190** | **10 619** |
| - affiliation fee for joining the Accor system | | 3 427 |
| **Fixed assets** | **1 382 589** | **1 185 784** |
| - withdrawal of the previous valuation of perpetual usufruct title | | -247 900 |
| - redemption of the right to usufruct | | 600 |
| - new valuation of the right to usufruct | | 55 211 |
| - disclosed land | | 29 |
| - reclassification of buildings as investments | | -4 648 |
| - withdrawal of re-classification of works of art as investments | | 102 |
| - appropriation of leased fixed assets | | -200 |
| **Long-term receivables** | **1 153** | **2 567** |
| - adjustment of reporting the takeover of debt | | 1 212 |
| - adjustment of payments for financial lease | | 202 |
| **Long-term investments** | **55 501** | **66 322** |
| a) Real property | | **12 601** |
| - valuation of real property reclassified as investments | | 4 834 |
| - gross value of buildings | | 7 187 |
| - titles to perpetual usufruct of land – transferred from off-balance sheet register | | 580 |
| b) Long-term financial assets | **55 347** | **53 326** |
| - adjustment of reporting the takeover of debt | | -1 212 |
| - loss of value of a subsidiary company | | - 300 |
| - consolidation adjustments | | - 509 |

| | | |
|---|---|---|
| c) Other long-term investments | **154** | **395** |
| - change in presentation | | **241** |
| **Long-term deferred costs and deferred assets** | **20 493** | **21 006** |
| a) Assets on deferred income tax | **18 069** | **18 628** |
| - adjustment of deferred tax | | 599 |
| b) other deferred costs | **2 424** | **2 378** |
| - PBP adjustment | | - 46 |
| **Short term receivables** | **60 552** | **60 442** |
| - change in presentation | | 242 |
| - revaluation write-off of receivables | | - 352 |
| **Short-term investments** | **105 418** | **105 229** |
| a) Short-term financial assets | 90 471 | 90 248 |
| - change in presentation | | -223 |
| b) Other short-term investments | **14 947** | **14 981** |
| - reclassification of works of art | | 34 |
| **Short-term deferred costs** | **6 711** | **6 737** |
| **PBP and TRA** | | 26 |
| **TOTAL ASSETS** | **1 656 505** | **1 475 605** |

| | | |
|---|---|---|
| **Reserve capital** | **686 804** | **689 820** |
| - consolidation adjustment | | 3 016 |
| **Revaluation capital (funds)** | **536 330** | **287 874** |
| - withdrawal of the former valuation of titles to perpetual usufruct | | -247 900 |
| - valuation of real property reclassified as investments | | 7 134 |
| - adjustment in presentation | | -8 884 |
| - revaluation of works of art | | 382 |
| - adjustment of deferred tax | | 984 |
| - consolidation adjustments | | - 173 |
| **Profit (loss) brought forward** | **6 598** | **67 143** |
| - adjustment of deferred tax | | 245 |
| - redemption of fixed assets posted as investments | | 2 542 |
| - right to perpetual usufruct of land | | 64 676 |
| - disclosed land | | 29 |
| - valuation of investments | | -2 301 |
| - revaluation write-offs for permanent loss in value of receivables and long-term financial assets | | -653 |
| - provision for jubilee awards, retirement severance pays and other liabilities towards employees | | -4 630 |
| - other provisions | | - 61 |
| - adjustment of positive exchange rate differences | | 12 |
| Consolidation adjustments | | 686 |
| **Net profit (loss)** | **51 632** | **51 524** |
| - redemption of the title to usufruct and other investments | | 594 |
| - affiliation fee for joining the Accor system | | 1 056 |
| - adjustment of deferred tax | | -1 175 |
| - consolidation adjustments | | -583 |
| **Minority holdings** | **12 282** | **10 980** |
| - consolidation adjustments | | - 1 292 |

| | | |
|---|---:|---:|
| **Provisions for liabilities** | **97 960** | **104 034** |
| a) Provision for deferred income tax | **13 534** | **15 717** |
| - adjustment of deferred tax | | 2 183 |
| b) provision for retirement pension benefit and similar | **54 788** | **55 180** |
| - change in the method of setting up a provision | | 3 652 |
| - consolidation adjustments | | - 3 260 |
| c) Other provisions | **29 638** | **33 137** |
| - short-term provision for fees due to Accor | | 2 371 |
| - adjustment of the amount of calculated provision | | 1 128 |
| **Short-term liabilities** | **115 186** | **``5 457** |
| To other entities | **103 787** | **104 058** |
| - adjustment of definition | | 271 |
| **Accrued expenses and deferred income** | **8 544** | **7 594** |
| a) other accrued expenses and deferred income | **8 544** | **7 594** |
| - PBP adjustment | | - 205 |
| -consolidation adjustment | | - 745 |
| **TOTAL LIABILITIES** | **1 656 505** | **1 475 605** |

## Note No 17.

**Changes in the accounting principles (policy) applied**

The information included in the financial statements and pertaining to the past periods has been presented taking account the changes introduced by the amended Accounting Act of September 29, 1994, in respect of the items that are of major importance for the Company, i.e.:

17.1 The profit and loss account includes the changes in reporting of positive foreign exchange rate differences and the accrued interest on receivables, unpaid as of the date of preparing the financial statements, which prior to January 1, 2002, were reported as deferred income.

17.2 In the balance sheet of Orbis S.A.:

- the titles to the perpetual usufruct of land have been disclosed in the asset column under the item "fixed assets" (until December 31, 2001, these titles were reported in the off-balance sheet registers).
- the purchased titles to perpetual use of land have been posted from intangible assets to fixed assets;
- long-term investments include real property and works of art which so far have been reported as fixed assets and the titles to perpetual usufruct posted from an off-balance register;
- the item long-term deferred costs includes the cost of generating capital that took place in 1998 (until December 31, 2001, this cost was reported as intangible assets) as well as the assets held on account of deferred income tax;
- short-term investments include the title to a perpetual use of land on which the Bristol hotel is located and the Bristol hotel building as well as works of art posted from an off-balance register.
- under the "liabilities" item, the value of the reported titles to the perpetual usufruct of land (reported in the off-balance sheet register until December 31, 2001) has been posted to revaluation reserve, while the accrued expenses have been reported as profit/loss brought forward,
- accrued expenses have been posted to remaining provisions for liabilities.

17.3 In the balance sheet of PBP Orbis Sp. z o.o. the following appropriations have been made:

- titles to perpetual usufruct of land and the housing cooperative member's title to premises were posted from intangible assets to fixed assets,
- in the „long-term deferred costs" item assets for deferred income tax were disclosed,
- provision for deferred income tax was reported in the „provisions" item,
- accrued expenses and deferred income were posted to short-term liabilities,

17.4 In the balance sheet of Orbis Transport Sp. z o.o. the following appropriations were made:

- leased fixed assets were posted to long-term investments,
- under the „long-term deferred costs and deferred assets" item assets on deferred income tax were reported, while the provision for the deferred income tax was reported in the „provisions" item.

## Note No 18.

No substantial errors that would have had to be corrected in the present financial statements occurred during the reporting period and in the past periods.

## Note No 19.

There is no doubt that the Orbis S.A and the companies forming the Group may continue their operations.

## Note No 20.

No merger of companies occurred in the period covered by the financial statements.

## Note No 21.

Companies covered by the consolidated financial statements prepare their financial statements as at the same balance sheet day as the consolidated financial statements.

Orbis S.A. does not make the valuation according to the equity method of other controlled companies than companies that are subject to consolidation due to an insignificant nature of figures of these companies.

In the financial statements of PBP Orbis differences occurred related to applied accounting principles in relation to principles adopted and applied by the dominant company, which were adjusted to achieve the uniformity of accounting principles in the Group.
These differences included:

1. titles to perpetual usufruct of land posted from intangible assets to fixed assets, were appropriated as at their net value and continued to be written-off - the amount of adjustment – PLN 33 thousand, of which PLN 2 thousand was reported under the "the current result" item, PLN 23 thousand under the "profit/loss brought forward" item and PLN 8 thousand under "the minority holdings" item".
2. the disclosed titles to perpetual usufruct of land, so far reported in the off-balance register, were posted to accrued expenses and deferred income, - the amount of adjustment – PLN 66 thousand, of which PLN 46 thousand was posted to the "profit/loss brought forward" item and PLN 20 thousand was reported under the "minority holdings" item.
3. positive foreign exchange differences from past years, reported under the "accrued expenses and deferred income" - amount of adjustment – PLN 241 thousand were posted to the current result, while PLN 101 thousand to minority holdings.

## Note No 22.

The companies listed below have not been consolidated:

- Wioska Turystyczna Wilkasy Sp. z o.o.,
- P.H. „Majewicz" Sp. z o.o.,
- Globis Poznań Sp. z o.o.,
- Globis Wrocław Sp. z o.o.

The financial statements prepared by these companies as at December 31, 2002, were not consolidated since the figures in the financial statements of the above-mentioned companies are not essential for the implementation of the obligation laid down in Article 4 section 1 of the Accounting Act dated September 29, 1994. Pursuant to Art. 4, section 4 of the Act, Orbis has adopted an accounting principle providing that that subsidiaries and controlled companies, the share of which in the balance sheet total or net sales of products and goods and financial operations of the dominant company exceeds 3% will be consolidated. Affiliated companies, the share of which in the balance sheet total or net sales of products and goods and financial operations of the dominant company exceeds 5 %, will be consolidated by the equity method. The total share of non-consolidated companies in the balance sheet total or net sales of products and goods and financial operations of the dominant company cannot exceed 10%. Simultaneously, companies satisfying the above mentioned conditions for being excluded from consolidation, may be consolidated in case it is necessary for other reasons.

| Company | % share of Orbis S.A. shares | Balance sheet total | Share in the balance sheet total of the dominant company | Net sales of products and goods | Share in revenues of the dominant company |
|---|---|---|---|---|---|
| **ORBIS S.A.** | | 1 377 402 | | 654 499 | |
| **Subsidiaries** | | | | | |
| PBP Orbis, Sp. z o.o. | 70.41% | 48 785 | 3.54% | 190 299 | 29.08% |
| ORBIS Transport, Sp. z o.o. | 84.44% | 60 485 | 4.39% | 81 973 | 12.52% |
| Wioska Turystyczna Wilkasy Sp. z o.o. | 100% | 4 460 | 0.32% | 1 776 | 0.27% |
| **Affiliated companies** | | | | | |
| ORBIS CASINO. Sp. z o.o. | 33.33% | 19 398 | 1.41% | 323 878 | 49.48% |
| Globis Poznań. Sp. z o.o. | 25% | 49 094 | 3.56% | 810 | 0.12% |
| Globis Wrocław Sp. z o.o. | 25% | 3 | 0.00% | 0 | 0.00% |
| PH Majewicz. Sp. z o.o. | 49% | 4 697 | 0.34% | 7 891 | 1.21% |
| **TOTAL. Goup. of which:** | | **1 564 324** | **100.00%** | **1 261 126** | **100.00%** |
| Consolidated companies | | 1 506 070 | 96.28% | 1 250 649 | 99.17% |
| Non-consolidated companies | | 58 254 | 3.72% | 10 477 | 0.83% |

Basic economic indicators:

| | **PORT Silnowa, Sp. z o.o.** | | **PH Majewicz, Sp. z o.o.** | | **Globis Poznań, Sp. z o.o.** | | **Globis Wrocław, Sp. z o.o.** | |
|---|---|---|---|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 | 2002 | 2001 | 2002 | 2001 |
| Sales | 1 747 | 1 540 | 7 723 | 8 391 | 66 | 15 | 0 | 0 |
| Financial revenues | 13 | 39 | 111 | 161 | 744 | 558 | 0 | 0 |
| Net financial result | -11 | -148 | 16 | -268 | -1 951 | 139 | -8 | -8 |
| Equity | 3 398 | 3 162 | 2 352 | 2 645 | 6 188 | 8 139 | -16 | -8 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| - Initial capital | 1 650 | 1 650 | 2 202 | 4 400 | 8 000 | 8 000 | 2 000 | 2 000 |
| - Due payments to the initial capital | | | | | | | -2 000 | -2 000 |
| - Reserve capiatl | 891 | 792 | 426 | 23 | 0 | 0 | 0 | 0 |
| - Revaluation capital | 978 | 978 | 290 | 290 | 0 | 0 | 0 | 0 |
| - Profit (loss) brought forward | -110 | -110 | -582 | -1 800 | 139 | 0 | -8 | 0 |
| - Net profit (loss) | -11 | -148 | 16 | -268 | -1 951 | 139 | -8 | -8 |
| Fixed assets | 3 891 | 3 788 | 2 564 | 3 048 | 44 755 | 11 726 | 0 | 0 |
| Average annual employment | 26 | 25 | 86 | 100 | 0 | 0 | 0 | 0 |

## Note No 23.

As of December 31, 2002, the share capital of the Company amounted to PLN 92 154 016 and was composed of 46 077 008 shares having a nominal value of PLN 2 each. Shareholders holding over 5% of the Company's shares encompass:

| Shareholder | Share of votes at the General Assembly as of November 15, 2002. | Changes from Nov 15, 2002, till April 30, 2003. | Share in the initial capital as of April 30, 2003, (reflects the overall number of votes). | No of shares as of April 30, 2003. |
|---|---|---|---|---|
| Accor S.A.. | 27.17% | +2.17% | 29.34% | 13 519 251 |
| Reib International Holdings Limited | 10.37% | - | 10.37% | 4 778 190 |
| State Treasury | 4.07% | - | 4.07% | 1 875 000 |
| Globe Trade Centre S.A | 5% | - | 5% | 2 303 853 |
| JP Morgan Fleming Asset Management Ltd. | 5% | - | 5% | 2 307 600 |
| CU OFE BPH CU WBK | 4.34% | - | 4.34% | 2 000 000 |
| Other shareholders | 44.05% | -2.17 % | 41.88% | 18 293 114 |

## Note 24.

As at December 31, 2002, the initial capital of the Polish Travel Agent Orbis Sp. z o.o. amounts to PLN 16 453 900.00. The company's shareholders include:

| Shareholder | Percentage of shares in the core capital as at June 31, 2002 | Change from June 30,.2002 – Dec. 31, 2002 | Percentage of shares in the core capital, as at Dec 31. 2002. |
|---|---|---|---|
| Orbis S.A. | 70.409 | 0 | 70.409 |
| Beton Stal S.A. | 16.312 | 0 | 16.312 |
| Invor Sp. z o.o. | 5.423 | 0 | 5.423 |
| Chrobot Reisebüro | 0.245 | 0 | 0.245 |
| Wilanów Sp. z o.o. | 0.064 | 0 | 0.064 |
| Biuro Podróży Zbigniew | 0.009 | 0 | 0.009 |
| Osoby fizyczne | 7.538 | 0 | 7.538 |

**Note 25.**

At December 31, 2002, the initial capital of Orbis Transport Sp. z o.o amounts to PLN 14 429 300.00. The company's shareholders include:

| Shareholder | Percentage of shares in the core capital as at June 30, 2002 | Change from June 30,.2002 – Dec. 31, 2002 | Percentage of shares in the core capital, as at Dec 31. 2002 |
|---|---|---|---|
| Orbis S.A. | 82.383 | 2.054 | 84.437 |
| L.G. Petro Bank S.A. | 13.521 | 0.337 | 13.858 |
| Invor Sp. z o.o. | 0.965 | -0.965 | 0 |
| Chrobot Reisebüro | 0.354 | 0.008 | 0.362 |
| PBP Orbis Sp. z o.o. | 0.18 | 0.005 | 0.185 |
| Osoby fizyczne | 2.597 | -1.439 | 1.158 |

**Nota 26.**

As at December 31, 2003 the initial capital of Orbis Casino Sp. z o.o. amounts to PLN 2, 592,000.00. The company's shareholders include:

| Shareholder | Percentage of shares in the core capital as at June 30, 2002 | Change from June 30,.2002 – Dec. 31, 2002 | Percentage of shares in the core capital, as at Dec 31. 2002 |
|---|---|---|---|
| Orbis S.A. | 33.33% | - | 33.33% |
| Finkorp Sp. z o.o. | 33.33% | - | 33.33% |
| ZPR S.A. | 33.33% | - | 33.33% |

**Note No 27.**

As of December 31, 2002, members of the Management Board held the following blocks of shares in Orbis S.A.:

| | |
|---|---|
| 1. Maciej Grelowski | President of the Management Board<br>holds 4 563 shares of ORBIS S.A. |
| 2. Krzysztof Andrzej Gerula | Vice-President of the Management Board<br>holds 2 607 shares of ORBIS S.A.<br>holds 182 shares of PBP Orbis Sp. z o.o.<br>holds 73 shares of Orbis Transport Sp. z o.o. |
| 3. Andrzej Bobola Szułdrzyński | Vice-President of the Management Board<br>holds 513 shares of ORBIS S.A.<br>holds 327 shares of PBP Orbis Sp. z o. o<br>holds 200 shares of Orbis Transport Sp. z o. o |
| 4. Ireneusz Andrzej Węgłowski | Vice-President of the Management Board<br>holds 3 000 shares of ORBIS S.A. |
| 5. Laurent Picheral | Member of the Management Board<br>does not hold any shares in the Company or other companies in the ORBIS Group |
| 6. Yannick Rouvrais | Member of the Management Board<br>does not hold any shares in the Company or other companies in the ORBIS Group |

## Note No 28.

On January 25, 2002, the Extraordinary General Assembly adopted a resolution concerning filling the vacancy in the Supervisory Board and appointed Mr. David Netser as member of the Supervisory Board.
/Current report no 1/2001/.

## Note No 29.

According to Resolution no 10/V/2002 dated March 12, 2002, the Supervisory Board of Orbis S.A. decided to prolong the agreement with a licensed auditor Deloitte & Touche Audit Services Sp. z o.o., having its corporate address in Warsaw, at 6, Fredry street, registered on the list of chartered accountants under the number 73, which has been co-operating with Orbis S.A. and has audited its financial statements since the year 2000, and to entrust the said auditor with the task of examining and auditing the financial statements of the company Orbis S.A. and the consolidated financial report of the Orbis Group for the year 2002 as well as financial statements for years 2001 and 2002 prepared according to the International Accounting Standards.

## Note No 30.

On May 21, 2002, the Supervisory Board appointed the following persons as members of the Management Board in Orbis S.A. for the 5th tenure:
1/ Maciej Grelowski - President of the Management Board
2/ Ireneusz Węgłowski - Vice-President of the Management Board
3/ Andrzej Szułdrzyński - Vice-President of the Management Board
4/ Krzysztof Gerula - Vice-President of the Management Board
5/ Yannick Rouvrais - Member of the Management Board
The above mentioned persons served as members of the Orbis S.A. Management Board during the 4th tenure of the Board.
/Current report no 12/2001/.

## Note No 31.

In relation to the need of repair and reconstruction of the "Sofitel" in Cracov, the said hotel stopped operations on November 10, 2002. Due to a long-term nature of the investment (over 2 years), the Orbis S.A. "Sofitel" Branch in Cracov was wound-up.

## Note No 32.

The annual Ordinary General Assembly was held on June 26, 2002. The Assembly approved:
1. Supervisory Board' report on the results of its review of the financial statements for the financial year ended December 31, 2001, of the Management Board's report as well as of the motions of the Management Board concerning the division of net profits for the year 2001 and allocation of the reserve capital to cover the past years' loss reported in the balance sheet prepared as at December 31, 2001;
2. Management Board's report on the activity of „Orbis" S.A. for the period from January 1, 2001, up till December 31, 2001;
3. Financial statements of the Company for the financial year 2001 including:
   - balance sheet prepared as of December 31, 2001, showing the total assets and liabilities figure of PLN 1,291,770,534.89 (say: one billion two hundred ninety one million seven hundred seventy thousand five hundred and thirty four Polish Zloty and 89 Grosze);

- profit and loss account for the period from January 1, 2001, up till December 31, 2001, showing a net profit of PLN 50,978,020.01 (say: fifty million nine hundred seventy eight thousand and twenty Polish Zloty and 01 Grosze);
- cash flow statement for the period from January 1, 2001, up till December 31, 2001, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 20,745,211.02 (say: twenty million seven hundred forty five thousand two hundred and eleven Polish Zloty and 02 Grosze);
- additional notes;

4. Apportionment of the net profit generated during the financial year ended December 31, 2001, amounting to PLN 50,978,020.01 (say: fifty million nine hundred seventy eight thousand and twenty Polish Zloty and 01 Grosze) to:
   - reserve capital - amount of PLN 32,547,216.81 (say: thirty two million five hundred forty seven thousand two hundred and sixteen Polish Zloty and 81 Grosze),
   - dividend - amount of PLN 18,430,803.20 (say: eighteen million four hundred thirty thousand eight hundred and three Polish Zloty and 20 Grosze);

and granted a vote of discharge to members of the Management Board and the Supervisory Board in respect of performance of their duties in the financial year ended December 31, 2001.

The Ordinary General Assembly of Orbis S.A. also granted its consent for the allocation of the Company's reserve capital to cover the past years' loss in the amount of PLN 263,496.96 (say: two hundred sixty three thousand four hundred and ninety six Polish Zloty and 96 Grosze) reported in the balance sheet prepared as at December 31, 2001.

## Note No 33.

The Ordinary General Assembly also approved the annual consolidated financial statements of the Orbis Group, prepared as of December 31, 2001, including:

- consolidated balance sheet prepared as of December 31, 2001, showing the total assets and liabilities figure of PLN 1,382,315,000 (say: one billion three hundred eighty two million three hundred and fifteen thousand Polish Zloty);
- consolidated profit and loss account for the period from January 1, 2001 up till December 31, 2001 showing a net profit of PLN 51,201,000 (say: fifty one million two hundred and one thousand Polish Zloty);
- consolidated cash flow statement for the period from January 1, 2001, up till December 31, 2001, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 18,985,000 (say: eighteen million nine hundred and eighty five thousand Polish Zloty);
- additional notes;
- report on the activity of the Group during the year 2001.

## Note No 34.

The Ordinary General Assembly also granted its consent for.

1) transfer, by way of an open unlimited tender, of the ownership title to the real property located in London, at Cumbrian Gardens 67 NW2 and 1ED, along with furnishings;
2) transfer of the title to land with buildings located in Zielona Góra at 9a, Staszica street;
3) transfer, without recourse to the tender procedure, to the Municipal Office in Zielona Góra, of the title to perpetual usufruct of land located in Zielona Góra, at Stanisława Wyspiańskiego street, registered in the land and mortgage register KW 39818 kept by the District Court in Zielona Góra;

4) transfer, by way of an unlimited public written tender, of the title to real property located in Poznań, at 12, Św. Wincentego street, composed of:
   - right of perpetual usufruct of a plot of land no 5/11 (central map section, sheet 6-7) having an area of 7310 m2,
   - ownership title to laundry building having an area of 2,360 m2,
   - ownership title to storehouse having an area of 720 m2,
   - ownership title to local electric energy & trafo station having an area of 28.5 m2,

   registered in the land and mortgage register no KW 120879 kept by the District Court in Poznań, XIII Land and Mortgage Registry Division;
5) acquisition of the right of perpetual usufruct of:
   - a plot of land no 3/2 having an area of 122 m2,
   - and plot no 7/1 having an area of 930 m2,

   registered in the land and mortgage register no KW 139916 kept by the District Court in Poznań, XIII Land and Mortgage Registry Division.
6) sale of the right of perpetual usufruct of real property located in Sosnowiec, at 5, Kresowa street, composed of a part of the plot no 1/43 having an area of 708 m2 registered in the land and mortgage register no KW 24172 kept by the District Court, VI Land and Mortgage Registry Division in Sosnowiec without recourse to the tender procedure.

## Note No 35.

The Ordinary General Assembly further approved for implementation Annex No 1 to the Social Pact dated July 11, 2000, executed by and between Accor S.A., FIC Globe LLC and Globe Trade Centre S.A. on the one hand, and the national trade union organizations, i.e. the Interregional Coordination Commission of NSZZ „Solidarność" of ORBIS Employees with its office in Gdańsk and the Board of the Federation of Trade Unions of Orbis Employees with it office in Poznań, on the other hand, that has been approved for implementation by virtue of resolution no 6 of the Extraordinary General Assembly of "Orbis" S.A. dated October 3, 2000. /Current report no 17/2001/.

## Note No 36.

The annual Ordinary General Assembly decided to allocate the amount of PLN 18,430,803.20 for payment of the dividend for shareholders, whereby the amount of dividend per share was fixed at 40 grosze. The dividend date (date of entitlement to dividend) was fixed at August 1, 2002, and the date of payment of the dividend at August 22, 2002.

## Note No 37.

On June 26, 2002, the "Orbis" S.A. Supervisory Board appointed Mr. Laurent Picheral as member of the "Orbis" S.A. Management Board for its $5^{th}$ tenure.
/Current report no 18/2001/.

## Note No 38.

On July 17, 2002 a resolution of the General Meeting of Shareholders was registered with the National Court Register concerning the redemption of 3 510 shares of Orbis Transport Sp. z o.o. with the value of PLN 873 thousand. Subject to redemption were the shares acquired by the Company for the purposes of their redemption, for which the selling partners were paid remuneration from the net profit from past years. This event was reported in the consolidated financial statements under the "other short-term investments" item.

## Note 39

On July 1, 2002, Orbis S.A. and Accor Poland executed an Amending Annex to the Conditional General Franchising Agreement executed on July 26, 2000, relating to the Novotel Warszawa Centrum Hotel in Warsaw, by virtue of which the said hotel, owned by "Orbis" S.A. and so far operating as the Forum hotel in Warsaw, as from July 1, 2002 began its operations under the Novotel mark. At present, the hotel is undergoing refurbishment works which are planned to be finalized in mid-2004.
/Current report no 21/2002/

**Note No 40.**
The rating agency Fitch Ratings awarded a domestic long-term rating to Orbis S.A. The Company was rated "A-(pol)" with a stable perspective. Thus, the process of changing the rating awarded by CERA S.A. for a domestic rating by Fitch Ratings has been finalized.

The said rating reflects the leading position of Orbis S.A. at the Polish hotel market, a good credit profile, participation of Accor as a strategic investor in the Company as well as susceptibility of the hotel industry to fluctuations of business trends.

Domestic rating at "A(pol)" level stands for "high credibility as compared to other business operators evaluated in the same country. However, changes in the environment or business conditions might affect the capability to timely perform financial obligations to a greater extent than in the case of financial obligations classified into a higher category."
/Current report no 24/2002/

**Note No 41.**
On August 23, 2002, "Orbis" S.A. signed an agreement with CA-IB Financial Advisers Ltd., which leads an advisory consortium composed of SGandR Valuation Services Company acting as a branch in London, Great Britain, of HVS International – an American company, BDO Polska Ltd. and Allen and Overy, A. Siemiątkowski LLP. The consortium will advise in carrying out the share purchase transaction in companies Hekon Hotele Ekonomiczne S.A. and Societe d'Exploitation Hotel Ltd. that manage the hotel assets of Accor Poland.
/Current report no 26/2002/

**Note No 42.**
On September 20, 2002, Orbis S.A. and the Polish oil corporation, Polski Koncern Naftowy ORLEN S.A signed a letter of intent and an agreement concerning purchase by PKN ORLEN S.A. of shares in the company AWSA Holland II BV established under the Dutch law.

The projected transaction involved 165,924 of the Company's shares (i.e. all the shares held by Orbis S.A.), being the sole shareholder of the company operating under the business name AWSA Holland I BV, established under the Dutch law, holding 98.85% of shares in the company operating under the business name Autostrada Wielkopolska S.A. established under the Polish law.

The agreement provided for a prepayment towards the Company's share sale price to Orbis S.A. in the amount of PLN 20,000,000. The purchase price and the remaining terms of the above-mentioned transaction shall be determined by Orbis S.A. and PKN ORLEN S.A. in the course of further negotiations.

On October 24, 2002, the Company signed an Annex to the Agreement executed with PKN Orlen S.A. on September 20, 2002. By virtue of the said Annex, the parties have prolonged,

until November 15, 2002, the deadline for conclusion of negations by way of signing the share sale agreement.

In consequence of signing the Annex with PKN Orlen S.A., the validity of the option to demand the repurchase of shares by Kulczyk Holding S.A., exercisable by Orbis S.A., has been prolonged until December 31, 2002.

On November 15, 2002 Orbis S.A. and PKN Orlen S.A. executed a Share Purchase Agreement concerning the sale of shares in a Dutch company operating under the business name AWSA Holland II B.V. to PKN Orlen S.A. and defining the terms of sale of 165,924 shares for a price of PLN 61,400,000. The Share Purchase Agreement the terms and conditions for the execution of the Share Transfer Agreement.

Within the framework of implementing the conditional AWSA II Share Purchase Agreement executed with PKN Orlen S.A. on November 15, 2002 Orbis S.A. executed, on December 10, 2002, a Share Disposal Agreement to PKN Orlen S.A. pertaining to the shares in AWSA Holland II B.V.

As a result of finalizing the transaction, "Orbis" S.A. sold to PKN Orlen S.A. 165,924 shares in AWSA II (9.218% of the initial capital of the company) for a total price of PLN 61,400,000.

**Note No 43.**

On October 25, 2002,Orbis Transport Sp. z o.o. – a subsidiary of ORBIS S.A. acquired 600 new shares with a nominal value of PLN 500,00 each in the increased initial capital of a limited liability company Capital Parking with a seat in Warsaw at 27 Nowogrodzka street.
The total value of acquired shares amounted to PLN 300,000.00 and was financed by means of a due and not overdue liability towards the company amounting to PLN 300,000.00 for the rent for the leased property located in Warsaw at 27 Nowogrodzka street. The initial capital of capital Parking running its core operations consisting in the management of non-residential real properties and other operations supporting land transport, amounts to – following the increase – PLN 500,000.00 while the share held by Orbis Transport Sp. z o.o. in the initial capital and the total amount of votes at the ordinary general meeting went up to reach 68% following that transaction.

## II. Post-balance sheet events

1. On February 28, 2003, the Management Board of Orbis S.A. acting jointly with six other shareholders of the company PolCard S.A. with its registered address in Warsaw (the Company), the said companies and the Seller in aggregate holding 99.67% of the Company's initial capital, signed an agreement for the sale of their share holdings in the Company. The Seller sold the entire block of shares held by it, comprising of 3,000 (three thousand) registered shares having a total nominal value of 300,000 Zloty (three hundred thousand) and constituting 9.9% of the Company's initial capital for a price constituting in Polish zlotys an equivalent of US$ 5,940,600.

The buyer is G.I.C. Usługi Finansowe Sp. z o.o. with its registered address in Warsaw, a subsidiary of GTECH Corporation with its registered address in West Greenwich, Delaware, USA (Buyer). Indirect shareholders of the Buyer are also the Innova/98 L.P. and Innova/3 L.P. funds.

# III. Litigation pending in courts of law and public administration authorities

No court or administrative proceedings of a total value in excess of PLN 119 million, which corresponds to 10% of the Company's equity shown in the balance sheet prepared as of December 31, 2002 were initiated against or by companies forming the Group.

**1.** Amongst the pending court litigation, the case of the **„Hotel Europejski" in Warsaw** is of particular importance to Orbis S.A.. The case concerns the reinstatement of the real property with the building of the Europejski Hotel situated thereon, located in Warsaw, at 13, Krakowskie Przedmieście street, plot no 51/1, 51/2 and 51/3, having a total area of 330 $m^2$, land and mortgage register no KW 201926, to the company which owned this real property prior to September 1, 1939, i.e. the company „Hotel Europejski w Warszawie" S.A. The following proceedings are currently pending in this case:

a) Litigation before the civil court initiated by Orbis S.A. against the President of the Capital City of Warsaw (formerly Head of the Warsaw County) to obligate the defendant, i.e. the State Treasury, to transfer, against consideration of PLN 26 276 875, the ownership of the land to Orbis S.A. The proceedings are pending. (Case file no IC 459/00)

b) Proceedings were carried out before Supreme Administrative Court on complaint filed by ORBIS S.A. against the decision no. 588/00 of December 05, 2000 issued by the Voivod of the Mazowieckie Province annulling point 2 and 3 and upholding the decision issued by virtue of the authorization of the Head of the Warsaw County of October 06, 1999, establish a title to perpetual usufruct of land located at 13 Krakowskie Przemieście street for the benefit of a company under the business name Hotel Europejski Spóka Akcyjna with a seat in Warsaw.
By virtue of the decision of April 08, 2003 The Supreme Administrative Court rejected the complaint filed by ORBIS S.A. against that decision stating, in an oral substantiation, that it had not been proved that the Voivod's decision at issue violates the law. After the receipt of a written substantiation of the said ruling, decision will be made concerning the filing of the extraordinary appeal, if any. (Case file I S.A. 3163/02).

c) In a letter dated July 4, 2002, Orbis S.A. applied to the Head of the Warsaw-Centrum Commune, Mr. Jan Wieteska, with a request to apply (consider the purposefulness of applying) to the Minister of Internal Affairs and Administration to declare as invalid, on the grounds of Article 156 § 1 point 2, that the decision of the National Property Committee dated February 1, 1994, which upheld in force the decision of the Warsaw Voivod dated August 16, 1993, concerning refusal to declare acquisition, by operation of the law, by the Warsaw-Śródmieście District Commune, of real property with buildings, located in Warsaw, at 13, Krakowskie Przedmieście street, along with declaring the invalidity of the latter decision. Owing to the change in the administrative system of the capital city of Warsaw, on November 19, 2002 a request, similar to that submitted to the Head of Commune, was addressed to the President of Warsaw, Mr. Lech Kaczyński to apply to the Minister of Internal affairs and Administration for the declaration of invalidity of the National property Committee dated February 01, 1994. In a response to that request, dated March 10, 2003, Director of the Real Property Management, Geodesy and Cadastre Office of the Office of the Capital City of Warsaw stated that he shares the position adopted by the National property Committee of February 01, 1994 and finds no grounds for requesting the declaration of invalidity of decisions concerning the refusal to take over the real estate at issue by the municipal management.

d) On October 18, 2002, after Orbis S.A. had been advised of an entry in the land and mortgage register no. KW 201926 made on May 11, 2002 and concerning the disclosure of a building representing an object of ownership independent of the plot of land, with a total area of 21,125.9 m2, bricked, four-storey designed for service-rendering purposes (hotel) entered in the land and mortgage register KW upon request dated March 06, 2002, Orbis S.A. filed an appeal against the above mentioned entry to the Circuit Court through the intermediation of the District Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division. In connection with the receipt on November 14, 2002, by Orbis S.A. of a notification from the District Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division about the aforementioned entry, on November 18, 2002 Orbis S.A. filed and paid for an appeal against the said entry no. KW 201926. By virtue of a ruling of February 11, 2003 the Circuit Court rejected the appeal filed by Orbis S.A.. A complaint was filed against that decision challenging the ruling of the Circuit Court of February 11, 3003 in its entirety and requesting that it be annulled and the matter be passed to the Circuit Court for re-consideration.

e) On April 14 2003, Orbis S.A. was delivered a statement of claim sent by the Circuit Court in Warsaw, Economic Court, XX Economic Division and filed by "Hotel Europejski w Warszawie Spółka Akcyjna" against Orbis S.A. concerning the handing over of real property together with a request for exemption from court costs. The value of object at dispute was assessed in the statement of claim at PLN 90,000,000. The complainant company requests that Orbis S.A. be ordered to hand over to HESA the real estate located in Warsaw at ul Krakowskie Przedmieście 13, with an area of 5261 $m^2$ together with a building constructed thereon, with a total area of 21125 $m^2$ constituting a separate object of ownership of the complainant. Orbis S.A. does not plead defence and requests it be rejected.

**2. Kasprowy Hotel in Zakopane.**

The case was pending before the District Court in Nowy Targ initiated by Helena Leśniak and Bronisława Biernacik for a reinstatement of their title to parts of plots no 185/2 and 185/3, map section 75 (total area of around 2.5 hectare) located in Zakopane, at the spot named Polana Szymoszkowa. By a decision dated July 31, 1996, the head of the District Office in Nowy Targ refused to reinstate the title to part of the said plots. This decision was revoked by the Nowosądeckie Voivod on September 24, 1996, and passed for further examination. The complaint filed on October 29, 1996, on behalf of Orbis S.A. before the Supreme Administrative Court in Warsaw against the above mentioned decision of the Voivod has been rejected. At present, the case will again be adjudicated by administrative authorities of the first instance. The case filed have been passed to the Supreme Administrative Court as a result of a complaint filed by Orbis S.A. against a decision of the President of Housing and Municipal Development Office dated April 26, 2001, that upheld in force, after another review of the case, the decision of January 26, 2001 concerning suspending the proceedings relating to declaration of invalidity of the decision of the Nowosądeckie Voivod dated August 11, 1994, concerning granting the title to property. The date of the hearing has not been fixed.

**3. Kasprowy Hotel in Zakopane.**

The case concerning termination of the title to the perpetual usufruct of the plot no 203/1 with an area of 30, 543 $m^2$ located in the spot named Polana Szymoszkowa granted to Orbis S.A. was again pending before the Nowosądeckie Voivod upon application filed by Czesława Ross and Maria Walczak. On December 22, 2000, the

Supreme Administrative Court, external unit in Kraków, annulled the decision of the Nowosądeckie Voivod dated December 29, 1999, and of the Head of the District Office in Nowy Targ dated March 14, 1996 concerning refusal to terminate the perpetual usufruct title in possession of Orbis S.A. On August 22, 2002, having reviewed the appeal of Mrs. Czesława Ross and Maria Walczak against the decision of the head of the Tatry district dated March 5, 2002, concerning annulment of the administrative proceedings concerning termination of the title to the perpetual held by Orbis S.A., the Małopolskie Voivod upheld the decision that has been appealed against in full force and effect and terminated the proceedings.

4. **Grand Hotel in Warsaw.**
The case was initiated by Mrs. Barbara Łukasik and Mr. Wiesław Pióro to declare invalidity of the administrative decision no PB/3318/50/4802/50 issued by the National Council's Presiding Board of the City of Warsaw on June 12, 1950, that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw (part of plots no 133/1 and 133/2 having an area of 558m$^2$), located at 20, Hoża street, mortgage no 1651/2-A. The President of the Housing and Municipal Development Office passed a decision in this matter on August 8, 2001 that refused to declare the decision dated June 12, 1950, invalid. The applicant, Mrs. Barbara Łukasik, requested a review of the case by the Office. In response, the President of the Housing and Municipal Development Office issued a decision dated October 26, 2001, whereby it upheld the former decision dated August 8, 2001. Mrs. Barbara Łukasik complained to the Supreme Administrative Court in Warsaw. In response to a complaint dated February 6, 2002, the President of the Housing and Municipal Development Office applied for its rejection.

5. **Hotel Grand in Warsaw**
On March 02, 2003, Mrs. Joanna Ostrowska-Bazgier, the successor of a former co-owner of a plot of land forming part of a real estate in Warsaw (parts of plots of land 133/1 and 133/2 with an area of 23 m$^2$) located at 19 Wspólna street filed an application with the Housing and Town Development Office requesting declaration of invalidity of the administrative decision of President of the Capital City of Warsaw of April 11, 1950 refusing to grant to the former owners the right to temporary ownership of land. The application was not accepted and the President of the Housing and Municipal Development Office, by virtue of decisions of August 21, 2000 and of January 16, 2001 refused to declare the aforementioned decision invalid. On January 16, 2001 Joanna Ostrowska-Bazgier filed a complaint with the National Administrative Court on that decision, while the President of the Housing and Municipal Development Office moved that it be rejected. By virtue of its ruling passed on September 20, 2002 the National Administrative Court annulled the decision of the President of the Housing and Municipal Development Office on the grounds of "serious infringement of rules of procedure" and "failure to specify precisely the subject matter of litigation".

6. **Hotel Grand in Warsaw**
The case was initiated by Mr. Romuald Wrzecian to declare invalidity of the administrative decision no PB/3318/50/U/4804/50 issued by the National Council's Presiding Board of the City of Warsaw on June 12, 1950, that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw (part of plots no 133/1 and 133/2 having an area of 558m$^2$), located at 16, Hoża street. The President of the Housing and Municipal Development Office passed a

decision in this matter on August 30, 2001 that refused to declare the decision dated June 12, 1950, invalid and next, by virtue of decision of February 14, 2002, having considered the application for reconsideration of the case, the President upheld the aforementioned challenged decision of August 30, 2001.

7. **Mercure-Unia Hotel in Lublin.**
Regulatory proceedings initiated by the Catholic University in Lublin (KUL) and involving the participation of Orbis S.A. concerning reinstatement of the KUL as the owner of the real property having an area of 1623 $m^2$, located in Lublin at 1, Akademicka street and 14, Racławickie avenue, have been pending before the Property Commission in Warsaw since 1992. On July 20, 1998, KUL and Orbis S.A. executed a memorandum of understanding concerning conciliatory adjustment of the legal boundary of the real property separating plot no 2 that remains in the possession of KUL and the plot no 1/3 administered by the Orbis S.A. Branch - Mercure-Unia Hotel in Lublin. On October 5, 2001, the parties drafted a memorandum of understanding, by virtue of which KUL, within the framework of proceedings before the Property Committee, will waive its claims to part of the real property (1479 $m^2$), while Orbis S.A. by a deed executed before a Notary will waive its perpetual usufruct right to part of the real property (139 $m^2$). On November 20, 2001, the Municipal Office in Lublin by a decision no GGN.01.2.2.7430/366/2001 and GGN.01.2.2.7430/367/2001 approved the draft plan of division of the real property while the Municipal Office in Lublin, acting upon request of Orbis S.A., issued a decision no GGN.05.1.5./RWU-165/2002, dated February 25, 2002, whereby it gave consent for a gratuitous disposal to the State Treasury of the title to the perpetual usufruct of the real property located in Lublin, at Al.Racławickie 12, registered in the land register as plots no 3/3 with an area of 139 $m^2$, and 3/4 with an area of 19 $m^2$. The case is pending.

8. **Gdynia Hotel in Gdynia.**
Upon application of Orbis S.A. Branch in Gdynia dated May 11, 1998, the proceedings concerning adjusting the boundaries of the real property used by the branch is pending before the self-government and state administration authorities on the grounds of Article 14 & 5 of the Act of August 21, 1997, on Real Property Administration. The correction of the boundaries relates to plot no 678/129 with an area of 173$m^2$, plot no 728/150 and 729/150 having a total area of 493 $m^2$ (owned by the State Treasury), plots having an area of 617 $m^2$ (owned by the City of Gdynia). The proceedings concern the regulation of the boundaries between the Roman Catholic Parish and the hotel due to transgression of the boundary of the hotel property, having the total area of 679 $m^2$.

9. **Polonez Hotel in Poznań.**
Proceedings concerning establishment of the perpetual usufructuary of a part of the real property occupied by the Hotel is pending before the Management of GEOPOZ in Poznań. The proceedings concern plots no 3/2 with an area of 122 $m^2$ and no 7/1 with an area of 930 $m^2$.

10. **Sofitel Victoria.**
On July 9, 2002 Orbis S.A. was informed by the Housing and Municipal Development Office that upon application of Edward Raczyński, replaced by his legal successors, Mrs. Catherine Raczyńska, Mrs. Wanda Dembińska and Mrs. Wiridianna Rey, proceedings are pending in a case concerning determining the invalidity of the decision issued by the Ministry of Municipal Economy no MT/167/62 dated May 15, 1962,

upholding the validity of the administrative decision issued by the Presiding Board of the National Council in the city of Warsaw, no GT.III-II-6/K/293/61 dated December 20, 1961, whereupon the right to temporary title to the land located in Warsaw at 5, Krakowskie Przedmieście street, registered in the land and mortgage register under the no 410, has been refused and whereupon all the buildings located at the said land became the property of the State Treasury. Upon request of the Housing and Municipal Development Office, Orbis S.A. has delivered a copy of a decision of the Voivodship Office in Warsaw dated September 30, 1996, concerning acquisition, by operation of law, as from December 5, 1990, by the state-owned company Orbis, of the title to the perpetual usufruct of developed land, owned by the State Treasury, located at Królewska street, having a total area of 6 595 $m^2$. The president of the Housing and Municipal Development Office, by virtue of a notification dated October 11, 2002 informed that evidence had been collected and prior to the ruling being given the parties may – until October 30, 2002 – get acquainted with the files of the case, supplement the evidence as well as present their opinion in writing on gathered evidence and claims. The case is pending.

**11. Hotel Novotel Centrum in Warsaw.**

a) By virtue of a decision no PO.5.3-R-880/99 dated September 6, 2001, the President of the Housing and Municipal Development Office terminated the proceedings initiated upon application of Mr. Andrzej Jacek Blikle and Mrs. Helena Maria Helmerson-Andrzejewska to declare the invalidity of an administrative decision that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw, at 29 Al. Jerozolimskie avenue (presently numbered 35), part of plot no 3 having an area of 1,130 $m^2$, mortgage no 5021.

By a decision dated May 16, 2002, the President of the Housing and Municipal Development Office declared invalidity of the administrative decision of the Presiding Board of the National Council in the city of Warsaw no ST/TN-15/J/20/55 dated June 24, 1955. Orbis S.A. applied to the President of the Housing and Municipal Development Office to again review the case terminated by the said decision of May 16, 2002. The case is pending.

b) On September 28, 2001, the Supreme Administrative Court dismissed the complaint filed by Orbis S.A. against the decision of the President of the Housing and Urban Development Office (no: P.5.3-WP-2/2000) dated December 29, 2000, which upheld a former decision issued by the President of the said Office on March 7, 2000 (no: PO.5.3.-R-29/99). In its complaint, Orbis S.A. pleaded for the declaration of invalidity of an administrative decision made by the Presiding Body of the National Council for the Capital City of Warsaw on November 6, 1951. By virtue of the said decision, which was based on the so-called "Warsaw Decree" dated October 26, 1945, the former owners have been disowned from their right to temporary ownership (according to the present legal status it is referred to as a "perpetual hold" over real property) to the real property located in Warsaw, at 26, Nowogrodzka street, part of plot no 3 having an area of 1,130 $m^2$.

The case relates to the part of land on which the Novotel Centrum Hotel in Warsaw is located. According to decision no 447/91 issued by the Warsaw Voivod on September 23, 1991, (no: G.2.1.8224a/429/91/HŚ), ORBIS S.A. acquired the right of perpetual hold over developed land owned by the State Treasury, located in Warsaw, at 24/26, Nowogrodzka street and having an area of 7295 square meters, as well as the right of ownership of the hotel building located thereon. The said land is registered in the land

and mortgage register no KW 72550, according to which Orbis S.A. is the perpetual holder of the land as well as the owner of this building.
Administrative proceedings were held in the Head Office of the Warsaw County Office on March 12, 2002, concerning hearing of the application filed by Jan and Tadeusz Sławińscy on September 14, 1948, concerning awarding the title to temporal ownership (at present – the title to the perpetual usufruct) of the real property located at 26, Nowogrodzka street, mortgage no 1599 G. By virtue of an administrative decision dated December 4, President of the Capital City of Warsaw refused to establish the title to the perpetual usufruct of the said real property. As follows from the letter from the Office of the Capital City of Warsaw, Real property Management Division to the Voivodship Office of Mazowieckie Voivodship i Warsaw, Division of State Treasury and Ownership Transformations dated January 01, 2003 sent to Orbis S.A., Mrs Elżbieta Sławińska, Mrs. Teresa Szydłowksa and Mr. Roman Sławiński, Mrs. Joanna Kubiaczyk-Grodzka and proxy of Mr. Jerzy Sławiński and Maria Podkulińska – successors of former owners – filed appeals against the aforementioned decision issued by the president of the Capital City of Warsaw dated October 4, 2002. The case is pending.

12. **Sofitel in Kraków.**
By a decision dated May 25, 2001, the President of the Housing and Municipal Development Office upheld in force the appealed-against decision of the President of the Housing and Municipal Development Office dated July 1, 2000, refusing to declare the invalidity of the decision of the National Council's Presiding Board of the City of Kraków dated March 14, 1973, to the extent relating to expropriation of the real property located in Kraków, at Konopnickiej street, I. wh 162, registered in the land register as plots I. kat. 67, I. kat. 68, I. kat. 69, I. kat. 70, I. kat. 71, I kat. 106/1, I. kat. 107/1 and I. kat. 105/1 as well as real property registered in the land and mortgage register no KW 473 Ludwinów, designated as I. kat. 143, I. kat. 73, I. kat. 41 and I. kat. 72. In response dated August 29, 2001, to the complaint filed before the Supreme Administrative Court by Mrs. Teresa Dedio and other successors against decision dated May 25, 2001, the President of the Housing and Municipal Development Office applied for the rejection of the complaint. The date of the hearing has not been fixed.

13. Moreover, the following proceedings are currently pending before the Self-Government Appellate Boards in respect of updating for 2002 the annual fees payable for the perpetual use of land belonging to the State Treasury and located in:
- in Poznań - Novotel Centrum Poznań Hotel,
- in Gdynia - Gdynia Hotel,
- in Gdańsk - Marina Novotel Gdańsk Hotel,
  - Posejdon Gdańsk Hotel,
  - Novotel Centrum Gdańsk Hotel,
- in Warsaw - Management Board's Office, at 16, Bracka street.

**14. Action brought against Orbis S.A. by the Association of Polish Film Makers for the payment of remuneration**

Since the year 2001 a case has been pending before the District Economic Court in Warsaw against Orbis S.A. initiated by the Association of Polish Film Makers for the payment of remuneration for the use by Orbis S.A. between July 1, 2000, and October 1, 2001, of audiovisual works of art on the exploitation field "public reproducing" in the amount of PLN 2 per one room per month, assuming that the number of rooms equals 10,000. It is a modification of the initial action formulated as a request for payment of remuneration for the

period between May 23, 1994 until January 01, 1995 for the use by Orbis S.A. of audiovisual works of art on the exploitation field "simultaneous and integral broadcasting of a programme by a radio and television organization" in the amount of PLN 4 per room per month, assuming that the number of rooms equals 10,000.

In the course of a hearing on January 30, 2003 the Court obligated Orbis to present the statement of subscription fees for television sets in the Orbis network and the Company's issuing prospectus. At the hearing held on March 17, 2003. the proxy of Orbis S.A put forward arguments that while it is true that the copyright creates a monopoly of collective management organization for collecting royalties for authors, this does not hold true for all of them – not for those who have entrusted the organization with their copyrights. Therefore the court obligated the Association of Polish Film Makers to present a model of a contract between the association and the author and to inform the court about the number of contracts executed.

**14. Action brought against Orbis S.A. by Prenad International AB and Prenad Sp. z o.o.**

Action was brought before the Arbitration Court in Vienna by Prenad International AB, a company coming under Swedish law and Prenad Sp. z o.o., a company coming under Polish law, against Orbis S.A. The company Prenad performed works in connection with the modernization of Hotel Forum. The claims concern performed but not invoiced works, interest for delayed payment of prepayment and other delays in payments as well as a request to redress the damage that Prenad had allegedly incurred due to delays in performance of works related to the performance of the contract. Total value of amounts claimed by claimants amounts to:

- SEK 12,936,045. (equivalent of PLN 5,785 thousand valued at the exchange rate applicable at Bank Handlowy for the valuation of liabilities as at the balance-sheet day) increased by VAT and interest at the rate of 1.45 per annum
- PLN 2,621,266, plus VAT and interest at the statutory interest rate,
- PLN 816,645.


ORBIS
GRUPA HOTELOWA

# Commentary of Management Board

**ORBIS S.A.**

# Management Board's report on the activities of the Orbis Group in 2002

**Warsaw, April 2003**

# TABLE OF CONTENTS

TABLE OF CONTENTS .......... 2

I. CHARACTERISTICS OF THE ORBIS GROUP AND CHANGES OCCURRING IN THE GROUP .......... 3

1.1 STRUCTURE OF THE GROUP AS OF DECEMBER 31, 2002 .......... 3
1.2 OWNERSHIP CHANGES IN THE ORBIS GROUP IN 2002. .......... 5
1.3 DESCRIPTION OF CONSOLIDATED COMPANIES FORMING THE ORBIS GROUP .......... 6
*1.3.1 Orbis S.A. – the dominant company* .......... *6*
*1.3.2 Polskie Biuro Podróży Orbis Sp. z o.o. – subsidiary* .......... *8*
*1.3.3 Orbis Transport Sp. z o.o. – subsidiary* .......... *9*
*1.3.4 Orbis Casino Sp. z o.o. – affiliated company* .......... *10*

II. EXTERNAL FACTORS AFFECTING THE PERFORMANCE OF CONSOLIDATED COMPANIES FORMING THE ORBIS GROUP .......... 11

III. PLANS OF CONSOLIDATED COMPANIES FORMING THE ORBIS GROUP FOR THE YEAR 2003 .......... 14

3.1 „ORBIS" S.A.: .......... 14
3.2 POLSKIE BIURO PODRÓŻY ORBIS SP. Z O.O.: .......... 15
3.3 ORBIS TRANSPORT SP. Z O.O.: .......... 15
3.4 ORBIS CASINO SP. Z O.O.: .......... 16

IV. SIGNIFICANT EVENTS IN COMPANIES FORMING ORBIS GROUP AFTER THE BALANCE SHEET DAY .......... 16

V. ANALYSIS OF THE BALANCE SHEET OF THE ORBIS GROUP .......... 16

5.1 ASSETS .......... 16
5.2 LIABILITIES .......... 17

VI. RATIO ANALYSIS OF THE FINANCIAL STATEMENTS .......... 17

6.1 PROFITABILITY RATIOS .......... 17
6.2 TURNOVER RATIOS .......... 18
6.3 FINANCIAL RATIOS .......... 18
6.4 OTHER RATIOS MEASURING THE PERFORMANCE OF THE COMPANY .......... 19

VII. CASH FLOW ACCOUNT .......... 19

# I. CHARACTERISTICS OF THE ORBIS GROUP AND CHANGES OCCURRING IN THE GROUP

## 1.1 STRUCTURE OF THE GROUP AS OF DECEMBER 31, 2002

As of the end of the financial year, the structure of the Orbis S.A. investment portfolio was as follows:

| Company<br>Legal Status / Corporate headquarters | | Initial capital in PLN | Orbis S.A. holdings | | % of Orbis votes at the AGM | Core business |
|---|---|---|---|---|---|---|
| | | | Nominal value in PLN | % | | |
| **Subsidiaries** | | | | | | |
| PBP Orbis Sp. z o.o.[1] | Warsaw | 16,453,900 | 11,499,200 | 70.41 | 70.41 | Travel office - retail and tour operator |
| ORBIS Transport Sp. z o.o[2]. | Warsaw | 14,429,300 | 11,887.300 | 84.44 | 84.44 | Passenger transport, vehicle rent and lease |
| Wioska Turystyczna WILKASY Sp. z o.o[3] | | 1,650,000 | 1,650,000 | 100.0 | 100.0 | Hotel, leisure, food & beverage industry |
| **Associated-equity companies** | | | | | | |
| Globis Poznań Sp. z o.o. | Warsaw | 8,000,000 | 2,000,000 | 25.00 | 25.00 | Office building developer and administrator |
| Globis Wrocław Sp. z o.o.[4] | Warsaw | 2,000,000 | 500,000 | 25.00 | 25.00 | Office building developer and administrator |
| ORBIS CASINO Sp. z o.o | Warsaw | 2,592,000 | 864,000 | 33.33 | 33.33 | Casinos and gambling saloons |
| PH Majewicz Sp. z o.o.[5] | Bydgoszcz | 4,405,000 | 2,157,000 | 49.00 | 49.00 | Hotel and food & beverage industry |
| **Minority equity holdings** | | | | | | |
| BWE S.A. | Warsaw | 117,291,500 | 1,274,900 | 1.09 | 1.09 | Banking |
| PPTE DIAMENT S.A. | Warsaw | 100,000 | 16,000 | 16.00 | 16.00 | Employee pension fund |
| PolCard, S.A. | Warsaw | 3,030,000 | 300,000 | 9.90 | 11.63 | Organization and servicing credit card payments |
| Polskie Hotele Sp.z o.o. in liquidation Warsaw | | 125,400 | 1,000 | 0.8 | 0.8 | Supplies and training in the hotel industry |
| Rena Kord S.A. in bankruptcy | Łódź | 9,468,330 | 745 | 0.008 | 0.008 | Production, trade, exports and imports of cotton textiles |
| TARPAN Sp. z o.o. in liquidation | Poznań | 45,984,500 | 36,450 | 0.08 | 0.08 | Manufacturing of motor vehicles, furniture, trade |
| Walewice Sp. z o.o. in liquidation Walewice | | 10,510 | 4,000 | 38.05 | 14.29 | Leisure, trade, production of foodstuffs |

The portfolio of the Company is diversified and contains investments of a strategic, commercial and restructuring nature.

[1] As a result of cancellation of 1,219 shares from net profit without reducing the initial capital in 2001, the initial capital currently amounts to PLN 16,453,900 and is divided into 163,320 shares at PLN 100 each. Capital decrease was registered in the National Court Registry (KRS) on February 20, 2002.

[2] As a result of cancellation of 3,510 shares from net profit without reducing the initial capital in 2001, the initial capital currently amounts to PLN 14,429,300 and is divided into 140,783 shares at PLN 100 each. Capital decrease was registered in the National Court Registry (KRS) on July 12, 2002.

[3] Previous business name: PORT Silnowa Sp. z o.o. – change in the business name and increase of the capital by PLN 250 by a resolution of an Ordinary General Assembly dated May 17, 2002. Capital decrease was registered in the National Court Registry (KRS) on October 28, 2002.

[4] Shares have not been paid-up. The company did not commence its business operations.

[5] After a decrease of the initial capital by a resolution of the Ordinary General Assembly of Shareholders dated June 9, 2002, by reducing the nominal value of shares by 50% without payments to the Shareholders, the initial capital amounts to PLN 2,202,500 and is divided into 4,405 shares at PLN 500 each. The changes were registered in the National Court Registry (KRS) on January 29, 2003.

The **strategic portfolio** consists of shares and interest in the following companies:

a) Polskie Biuro Podróży Orbis Sp. z o.o. and Orbis Transport – daughter companies founded in 1993 in the course of the privatization process of Orbis. A complementary nature of business activities carried out by both these companies and Orbis S.A. predetermined the mutual benefits derived by all the three entities cooperating on the operational level on commercial terms;

b) Globis Poznań Sp. z o.o. and Globis Wrocław Sp. z o.o. – real property developers. They have been founded at the end of 2000 together with Globe Trade Centre S.A. as a result of inclusion of the office space development into the strategy of the Company pursued at that time. The Globis Office Centre in Poznań, an "A" class office building with an area of 13,323 m$^2$ was built during a single year. In the circumstances of the continued downward business trend, the company Globis Wrocław established for the purpose of construction and commercial administration of the "A" class office building in Wrocław did not commence its business operations and so far has suspended collecting payments against subscribed shares;

c) Holdings in the pension fund Polskie Pracownicze Towarzystwo Emerytalne Diament S.A., managing a fund carrying the same name, has been included amongs strategic investments for purely formal reasons: it is a long-term investment, however, as a rule excluding the profit on the capital engaged by the shareholders (by virtue of an Act on Organization and Functioning of Investment Funds). Participation in this investment is an element of the staff-social policy of Orbis S.A. Apart from Orbis S.A., the other shareholders of the Company are as follows: Bank Handlowy S.A., Dominet Bank S.A., the Union of Polish Banks, Silesian University, ZPD Jarlan S.A. and the "Solidarity" Trade Union, Mazowsze Region.

The **commercial portfolio** consists of shares and interest in the following companies:

a) Bank Współpracy Europejskiej S.A.: a small bank oriented at small and medium-sized businesses, budget agencies and managers. The Bank operates since 1990, at present as a private bank, having full foreign exchange license. It focuses on servicing domestic and foreign business and trade, including trade with the Russian Federation (it is one of the very few banks that do so). The prevailing downward business trend has negatively affected the bank's standing and performance in 2002; yet it did not undermine its high solvency ratio;

b) Orbis Casino Sp. z o.o.: a company founded in 1989 and at present running 10 casinos and 3 game parlors located, except for the casino in the Business Centre in Łódź, in leased premises in Orbis S.A. hotels. Orbis Casino is a second, immediately following the Casinos Poland, company in the market of gambling, mutual bets and slot machines;

c) PolCard S.A.: the first and Poland's largest authorization and clearing of credit card transactions center on the market. In terms of the number of commercial and service outlets using its services, the value and number of transactions, the company's share in the market in 2002 equaled around 60%;

d) Hotel company Przedsiębiorstwo Hotelowe MAJEWICZ Sp. z o.o.: a company established for a limited period of time, until December 31, 2007, as a result of a composition agreement with the successors of the owners of the hotel Pod Orłem in Bydgoszcz in 1993. Orbis S.A. entered into the contract concerning managing the hotel for the same period of time, further replaced, as from January 2001, by a franchising agreement for an identical term;

e) Wioska Turystyczna WILKASY Sp. z o.o (former PORT SILNOWA Sp. z o.o.): a company running leisure centre. The village offers accommodation and food & beverage services, conference and recreation facilities in the region of the Great Masurian Lakes, complementary with respect to the offer of Orbis S.A. hotels, addressed to the clients with different requirements. In the reporting year, the determination of issues pertaining to ownership of the land has been finalized and the business name of the company changed for marketing purposes. The financial situation of the company is stable, though it does not permit financing modernization and building of infrastructure which is essential if the company were

to maintain its market position in the conditions of the developing competition and progressive loss in the value of the property.

**The restructuring portfolio** includes shares and interest subscribed in the course of debt-for-equity swaps in the course of agreements with creditors or in companies which are deprived of development potential.

The reduction of the portfolio will proceed progressively, following the development of the initiated liquidation and bankruptcy proceedings, the time horizon of which is difficult to predict. The only exception is Tarpan, where liquidation is planned after dealing with the issues of ownership title to a part of land throughout the years 2003/2004. Furthermore, only in the case of this company, it is feasible to count on the recovery of a part of the invested capital. An infinitesimal participation of the Company in the 4 companies included in the restructuring portfolio, which jointly does not exceed PLN 50 thousand, will not affect the financial standing of Orbis S.A.

As of December 31, 2002 value of shares and interest calculated on a basis of purchase prices, owned directly by "Orbis" S.A. amounted to PLN 32,731.6 thousand and was lower by PLN 42,500.4 thousand in comparison to 2001.

## 1.2 OWNERSHIP CHANGES IN THE ORBIS GROUP IN 2002.

Changes related to the ownership structure of the Orbis Group that occurred in the reporting period consisted in:

a) Transfer by „Orbis" S.A., in January 2002, of the title to all the entirety of shares in the developer company under the business name „Królewska" Sp. z o.o. having its seat in Warsaw to the purchaser - in the course of a transaction concluded in December 2001 (Current report No 42/2001);

b) Registration, on February 20, 2002, of redemption of 1,219 of shares without decreasing the initial capital of PBP „Orbis" Sp. z o.o. As a result of that operation, the share held by „Orbis" S.A. in the initial capital and an overall number of votes at the Assembly of Shareholders rose from 69.887% to 70.409%;

c) Sale by PBP „Orbis" Sp. z o.o. of all shares held in an affiliated company under the business name CB International Sp. z o.o.;

d) Registration, on February 13, 2002 of a decrease in the initial capital of PH Majewicz Sp. z o.o. accompanied by the simultaneous increase in the initial capital. Following that operation, the initial capital equals PLN 4,405 thousand while the value of shares held by "Orbis" S.A. went up by PLN 600 to reach PLN 2,157 thousand. The share held by „Orbis" S.A. in the initial capital and the number of votes at the Assembly of Shareholders remained at an unchanged level of 49.00%;

e) Adoption, on June 06, 2002 a resolution by the Assembly of Shareholders of PH Majewicz Sp. z o.o. concerning the decrease in the initial capital by 50% without the payment of remuneration to Shareholders. In consequence of that operation, the share held by „Orbis" S.A. in the initial capital as well as the number of votes at the Assembly of Shareholders have not changed and equals 49%, while the nominal value of shares held went down to PLN 1,078,500. As of the balance sheet day the decrease in capital was not registered.

f) Registration, on July 12, 2002, of redemption of 3,510 shares of Orbis Transport Sp. z o.o. – without decreasing the initial capital. As a result, the share of „Orbis" S.A. in the company's initial capital and in the total number of votes at the Assembly of Shareholders rose from 82.383% to 84.437%;

g) Registration, on October 28, 2002, of a change of the business name of the company PORT SILNOWA Sp. z o.o. to Wioska Turystyczna WILKASY Sp. z o.o. and of a decrease in the initial capital by PLN 250 PLN to reach the amount of PLN 1.650 thousand;

h) Registration, on December 17, 2002, of a change in the ownership structure of a company Capital Parking Sp. z o.o., which brought about an increase of the share held by Orbis Transport Sp. z o.o. in the initial capital of that company from 20% to 68%;

i) The transfer, in December 2002, of shares of a Dutch company under the business name AWSA Holland II BV for the price of PLN 61,4 mln. In the course of that transaction, title to shares in „Autostrada Wielkopolska" S.A. having its seat in Warsaw was transferred to the purchaser.

## 1.3 DESCRIPTION OF CONSOLIDATED COMPANIES FORMING THE ORBIS GROUP

The consolidated financial statements of the Orbis Group comprise:

- aggregate financial statements of all organizational units forming Company Orbis S.A., keeping separate accounting books,

- financial statements of PBP Orbis Sp. z o.o. and financial statements of Orbis Transport Sp. z o.o. which have been fully consolidated,

- an affiliated company Orbis Casino Sp. z o.o. consolidated by equity method.

### 1.3.1 Orbis S.A. – the dominant company

The joint-stock company „Orbis" Spółka Akcyjna was established in the course of transformation of the State-Owned Enterprise „Orbis" into a single-shareholder company of the State Treasury on the basis of Act of July 13, 1990, on Privatization of State-Owned Enterprises /Dz.U. of 1990 , No 51 item. 298, as subsequently amended./. On December 17, 1990 a notary's deed of the transformation of the State-Owned Company „Orbis" into a single-shareholder company of the State Treasury was drafted /Notary's file no Rep. A No 1882/1990/. The Statutes of „Orbis" S.A. was also adopted by virtue of the aforementioned notary's deed.

On January 9, 1991, the District Court for the Capital City of Warsaw, XVI Economic Division entered the Company in the commercial register under the number RHB 25134.

On June 28, 2001, the District Court for the Capital City of Warsaw, XIX Economic Division of the National Court Registry issued a decision on the entry of a joint-stock company „Orbis" Spółka Akcyjna to the register of business operators under the number KRS 0000022622.

The Company pursues its operation on the basis of its Statute, the consolidated text of which was adopted by the Extraordinary General Assembly of "Orbis S.A." Shareholders on October 3, 2000 /notary's deed Rep. A No 6936/2000/.

The core business activity of the Company includes, predominantly:
- organization and servicing of domestic and international tourism,
- provision of hotel lodging as well as food&beverage services and ancillary services,
- operating cashier outlets offering sale and purchase of foreign tender,
- advertising and publishing activities, both in Poland and abroad,
- activities in the field of foreign trade, in particular connected with the core business of the Company,
- sale of Polish and foreign goods and products,
- provision of services and conducting business operations in the area of training, investment and information technology,
- provision of insurance services within the scope of obtained licenses and permits,
- lease of utility areas,
- management of foreign hotels within the framework of hotel management systems operated by the Company.

In accordance with information submitted to the Company by force of Article 147 section 1 of the Act of August 21, 1997. on Public Trading in Securities, as at December 31, 2002, the shareholders of „Orbis" S.A. included:

| Shareholders | % of shares |
|---|---|
| Accor S.A. | 27.1702% |
| Deutsche Bank AG | 12.42% |
| Commercial Union OFE BPH CU WBK | 5.08% |
| GTC S.A. | 5.00% |
| J.P. Morgan Fleming Asset Management (UK) Limited | 5.00% |
| Skarb Państwa | 4.07% |
| Pozostali akcjonariusze giełdowi | 42.598% |

In the year 2002, the Orbis hotel group comprised 55 hotels located in 29 cities and big towns as well as in resorts in Poland, with an average operating capabilities amounting to, as at the end of 2002, 10 070 rooms, plus office rooms designed for lease, conference rooms and hotel *Business Centers* with full offer of food&beverages in hotel restaurants, bars and clubs. This potential ranks the Orbis hotel group on the first place in Poland and in Central and Eastern Europe.

Performing the provisions of the Franchising Agreement, by virtue of Resolution No 15 of May 28, 2002 The Management Board assigned the Novotel mark to the „Forum" Hotel in Warsaw, thus changing the name of the hotel branch to „Orbis" S.A. Novotel Centrum Hotel Branch in Warsaw.

By virtue of Resolution No 18 of June 11, 2002 the Management Board put the Orbis S.A. Sofitel Hotel Branch in Cracow into liquidation. In connection with the necessity to carry out the upgrading and reconstruction of Sofitel in Cracow, the hotel was rendered inoperational on November 10, 2000 (Current report No 16). The liquidation proceedings were carried out in accordance with the adopted Time-schedule and Agreement of August 1, 2002. On December 17, 2002, the Management Board passed a resolution on putting the Orbis S.A. Sofitel Hotel Branch in Cracow into liquidation as of December 31, 2002.

In 2002, the average employment in the Company, calculated in terms of full-time posts, was at the level of 6 689.2 posts, being by 11.9% lower than in the preceding year.

In the year 2002, the composition of the Company's managing and supervisory bodies was as follows:

| Governing body | Function | Name and surname |
|---|---|---|
| Management Board | President | Maciej Olaf Grelowski |
| | Vice-President | Krzysztof Andrzej Gerula |
| | Vide-President | Andrzej Bobola Szułdrzyński |
| | Vide-President | Ireneusz Andrzej Węgłowski |
| | Member | Lidia Mieleszko (until 26.06.2002) |
| | Member | Yannik Rouvrais |
| | Member | Laurent Picheral (from 26.06.2002) |
| Supervisory Board | Chairman | Jean Philippe Savoye |
| | Vice-Chairman | David Netser (until 25.01.2002) |
| | Members: | Eli Alroy |
| | | Wojciech Ciesielski, |
| | | Sabina Czepielinda |
| | | Wanda Dutkowska |
| | | Michael Harvey |
| | | Janusz Rożdżyński |
| | | Andrzej Saja, |
| | | David Vely |

As of December 31, 2002, Orbis S.A. equity amounted to PLN 1 170 396 thousand and was by 0.4% lower than in the year 2001.

The Company closed the financial year 2002 with sales revenues amounting to PLN 608 155 thousand, i.e. by 10.8% lower as compared to the preceding year and with a net profit of PLN 31 057 thousand, which translates into a deterioration of the result by 39.9%.

### 1.3.2 Polskie Biuro Podróży Orbis Sp. z o.o. – subsidiary

Polskie Biuro Podróży „Orbis" Spółka z ograniczoną odpowiedzialnością was founded on December 7, 1993, by virtue of a notary's deed (notary's file no Rep. A no 1702/1993) by PP „Orbis" and Bank Turystyki S.A. On June 15, 1993, the Company was registered in section B, no RHB 37048, of the Commercial register in the District Court for the capital city of Warsaw, XVI Economic Division. On September 20, 2001, the District Court for the capital city of Warsaw, XX Economic Department of the National Court Registry registered the Company in the register of business operators (KRS) no 0000046253.

The core business of the company includes, above all:
- organization and servicing of domestic and international tourism,
- coordination, organization and servicing of congresses, gatherings and conferences,
- agency services in the area of booking and sale of carriage documents by Polish and foreign carriers in domestic and international travel,
- provision of transport services, including lease of transport vehicles, organization of transportation by own transport vehicles,
- sale and purchase of foreign currencies,
- retail trade.

As of December 31, 2002, the Company's shareholders included:

| Name of the shareholder | Share in the initial capital |
|---|---|
| „Orbis" S.A. | 70.409% |
| Beton Stal S.A. | 16.312% |
| INVOR Sp. z o.o. | 5.432% |
| Chrobot Reisebüro | 0.245% |
| Wilanów Sp. z o.o. | 0.064% |
| Biuro Podróży „Zbigniew" | 0.009% |
| 478 natural persons | 7.538% |

In the year 2002, the composition of the Company's managing and supervisory bodies was as follows:

| Governing body | Function | Name and surname |
|---|---|---|
| Management Board | President | Grzegorz Prądzyński |
| | Vice-President | Jerzy Sułowski |
| | Member | Piotr Gliński |
| Supervisory Board | Chairman | Krzysztof Gerula |
| | Vice-Chairman | Marta Kuniszyk |
| | Members | Małgorzata Serejko |
| | | Barbara Józefów |
| | | Nikodem Błażewski |

As of the reporting date, the organizational structure of the company included 26 units that prepare their own balance sheets, including the Management Board's Office, Foreign Tourism Office, 24 Regional Branches. Moreover, the company cooperated with 75 licensed travel agencies throughout the country, with which Orbis S.A. has entered into franchising agreements.

As of December 31, 2002, the equity of PBP „Orbis" Sp. z o.o. amounted to PLN 19,982 thousand and was lower by 1.7% than on December 31, 2002.

The employment level in the company, as at the end of the reporting period, equalled 582 posts and was lower by 9.5% as compared to December 31, 2001.

The company ended the financial year with sales revenues amounting to PLN 176,348 thousand which was by 3.6% lower than in the preceding year and with a net loss of PLN 352 thousand which, as compared to the preceding years, means that the result deteriorated by PLN 355 thousand.

As of December 31, 2002, PBP „Orbis" Sp. z o.o. held shares in the following domestic and foreign organizations:

| Name, legal status, corporate address | Share it the initial capital | Status towards PBP „Orbis" |
|---|---|---|
| Orbis Polish Travel Bureau Inc., New York | 88.00% | subsidiary |
| Inter BUS Sp. z o.o., Warsaw | 31.00% | affiliated |
| Dom Polski S.A. , Ostrawa | 1.00% | |
| First Travel GmbH, Düsseldorf (in liquidation) | 1.00% | |
| Orbis Transport Sp. z o.o., Warszawa | 0.36% | |
| Tarnowska Agencja Rozwoju Regionalnego, Tarnów | 0.18% | |

### 1.3.3 Orbis Transport Sp. z o.o. – subsidiary

The Company was founded on June 28, 1993, by a notary's deed (notary's file no Rep. A no 1960/93) by PP „Orbis" and Bank Turystyki S.A. On July 1, 1993, the Company was registered in section B, no RHB 37309, of the Commercial Register in the District Court for the capital city of Warsaw, XVI Economic Division. On September 11, 2001, the District Court for the capital city of Warsaw, XX Economic Department of the National Court Registry registered the Company in the register of business operators (KRS) No 0000037337

As of December 31, 2002, the Company's shareholders included:

| Name of the shareholder | Share in the initial capital |
|---|---|
| „Orbis" S.A. | 84.437% |
| LG Leasing Sp. z o.o. | 13.858% |
| Chrobot Reisebüro | 0.362% |
| PBP „Orbis" Sp. z o.o. | 0.185% |
| 185 natural persons | 1.158% |

The core business of the company includes:
- domestic and foreign transportation services,
- rental and lease of cars,
- agency in provision of tourist, hotel and transportation services,
- servicing motor vehicles, parking services,
- passenger transport - bus transport on regular routes,
- trading activities including resale of cars and spare parts,
- agency and representation services,
- tourist organization,
- exports and imports of goods and services.

In 2002, the composition of the company's managing and supervisory bodies was as follows:

| Governing body | Function | Name and surname | |
|---|---|---|---|
| Management Board | President | Janusz Ławnikowicz | until 31.10.2002 |
| | | Jan Sidorowicz | from 01.11.2002 |
| | Vice-President | Jan Sidorowicz | until 31.10.2002 |
| | | Janusz Ławnikowicz | from 01.11.2002 |
| Supervisory Board | Chairman | Andrzej Szułdrzyński | |
| | Members | Adam Mackiewicz | |
| | | Piotr Kwiatkowski | |

The organizational structure of the company includes the Management Board's Office and 11 Operations Departments (car rental: 9 in Warsaw and 2 throughout the country).

As of December 31, 2002, the equity of Orbis Transport amounted to PLN 28.232 thousand and was higher by 5.8% than in the past year.

In 2002, the average employment level in the company equalled 210 persons (employment level as at December 31, 2002 – 207 persons) and was lower by 22 persons as compared to the year 2001.

In the year 2002, the Company generated a net profit of PLN 2,428 thousand, which accounts for 185.8% of the figure achieved in the past year and reported sales amounting to PLN 75,258 thousand, i.e. 112.2% of revenues generated in 2001.

As of the of the reporting period Orbis Transport held shares in the following domestic and foreign organizations:

| Name, legal status, corporate address | Share it the initial capital | Status towards Orbis Transport |
|---|---|---|
| Inter BUS Sp. z o.o., Warszawa | 39% | affiliate |
| Capital Parking Sp. z o.o., Warszawa | 68% | subsidiary |

### 1.3.4 Orbis Casino Sp. z o.o. – affiliated company

Orbis Casino Sp. z o.o. was founded on April 28, 1989, by PP „Orbis", Cherryföretagen AG and Skanska AG by virtue of a notary's deed (notary's file no Rep. A nr I-5336/89) and registered in section B, no RHB 18620, of the Commercial Register in the District Court for the capital city of Warsaw, XVI Economic Division. On October 22, 2002 the company was entered in the register of business operators kept by the District Vourt for the Capital City of Warsaw, XX Economic Division of the National Court Registry under the number KRS 0000135406.

As of December 31, 2002, the Company's shareholders included:

| Name of shareholder | Share in the initial capital |
|---|---|
| „Orbis" S.A. | 33.33% |
| Finkorp Sp. z o.o. | 33.33% |
| Zjednoczone Przedsiębiorstwa Rozrywkowe S.A. | 33.33% |

The core business of the company includes:
- running activities connected with games of chance and mutual bets,
- food & beverage services,
- running extraschool forms of education,
- consultancy services in the field of business activities and management,
- publishing activities,
- advertising,
- administration of real property,

- activities related to recreation as well as cultural and sports events,
- other financial agency,
- ancillary financial activities.

In the year 2002, the company operated 10 casinos, of which 9 are located in „Orbis" S.A. hotels (2 in Warsaw and one in Sopot, Szczecin, Katowice, Kraków, Lublin, Gdańsk and Poznań), and one in Łódź Business Center and 3 arcade games salons in Orbis hotels (Warsaw, Płock and Łódź). The casino in the Mercure Unia Hotel in Lublin ended its operations on December 24, 2002.

In 2002, the composition of the company's managing and supervisory bodies was as follows:

| Governing body | Function | Name and surname |
|---|---|---|
| Management Board | President | Eligiusz Kisała |
| | Members | Anna Kozioł (until 30.06.02) |
| | | Zofia Maruszyńska (from 01.07.02) |
| | | Iwona Sachmacińska |
| Supervisory Board | Chairman | Ireneusz Węgłowski |
| | Members | Maciej Grelowski |
| | | Agnieszka Strojecka-Łapińska (until 31.08.02) |
| | | Tomasz Mackiewicz (from 01.09.02) |
| | | Wiesław Król |
| | | Wojciech Szwedkowicz |
| | | Teresa Jurzyk |

As of December 31, 2002, the company's equity amounted to PLN 10,091 thousand and was higher by 38.23% as compared to the past year.

The company employed 661 persons as of December 31, 2002. As compared to the year 2001, the employment level went up by 18 persons.

As of December 31, 2002, the Company generated a net profit of PLN 2,791.9 thousand, which represents 205.4% of the net profit generated in 2001 and generated sales of PLN 323,276 thousand as compared to sales reported in the year 2001 amounting to PLN 286,487 thousand.

The company holds a 33.287% stake in the initial capital of Bingo Centrum Sp. z o.o.

# II. EXTERNAL FACTORS AFFECTING THE PERFORMANCE OF CONSOLIDATED COMPANIES FORMING THE ORBIS GROUP

**2.1 Macro-economic situation**: marked slow down in the economic growth reported in 2002, both in Poland as well as in foreign countries generating incoming traffic, brought about a drop in demand for services provided by the tourist sector, including companies forming the Group.

**2.2 Dynamics of individual traffic:**

2.2.1 **Arrivals in Poland**: In the year 2002, 50.7 mln foreigners' arrivals in Poland were recorded, i.e. by 17.4% less than in 2001. In accordance with assessments of the Institute of Tourism, the above figure included approx. 14 mln tourists, i.e. by 6.8% less as compared to the preceding year. The basic segments of tourist arrivals comprise: tourism in the strict sense, business tourism and visits, accounting for approx. slightly more than 20% of total arrivals, each. As per assessment of the Institute of Tourism, the average amount of expenses incurred on the territory of Poland by tourists remained in the year 2002 at the level of USD 132, i.e. by 2.9% lower than in 2001.

**Graph 1 Structure of tourist's arrivals per the purpose of travel**


5%
10%
15%
20%
25%
30%
Business
Tourism, recreation
Visit of relatives, acquaintances
Transit
Shopping
2001
2002

*Source: Institute of Tourism*

2.2.2 **Departures abroad**: In 2002, 45 mln Poles went abroad, i.e. by 15.2% less than in 2001. The number of travels with at least one night spent abroad amounted to 8.4 mln and was by 9.1% higher than in 2001. The average number of travels abroad rose in that period from 1.5 to 1.7 per person.

## 2.3 Competitors:

2.3.1 **Hotel market**: Despite a sustained downward trend in the number of arrivals of foreign tourists in Poland, in 2002 a growth in the supply of hotel rooms was noted on the main business and tourist markets such as: Warsaw (876 new rooms)*, Cracow (642 new rooms), Wrocław (334 new rooms), Gdańsk-Gdynia-Sopot (226 new rooms), Szczecin (220 new rooms). In consequence, in 2002 the share of Orbis S.A. hotels, in terms of the number of rooms available on the market, declined from a few to several percent as compared to 2001. Most significant falls were reported in the following markets: Częstochowa market – drop by 18.4 percentage points, Cracow market – drop by 9.8 percentage points, Wrocław market – drop by 7.7 percentage points, Gdańsk-Gdynia-Sopot market – drop by 7.0 percentage points, Katowice market – drop by 4.6 percentage points, Warsaw market – drop by 2.3 percentage points. The detailed share of Orbis S.A. hotels on the main markets in 2002 is presented in the table below.

**The share of Orbis S.A. hotels in 2002**

| Market | Fair Share |
|---|---|
| Warsaw | 41.0 % |
| Cracow | 37.8 % |
| Poznań | 60.3 % |
| Wrocław | 37.7 % |
| Gdańsk-Gdynia-Sopot | 64.2 % |
| Katowice | 71.4 % |

Observing changes that occur in newly opened hotels, the following conclusions can be drawn concerning the present and future hotel market. First, the concentration of

* Rooms in hotels representing the primary competition for Orbis hotels were included.

international hotel networks like Accor, Radisson SAS, Sheraton, Starwood, Six Continents, Hyatt, Campanile in large urban agglomeration (Warszawa, Wrocław, Kraków, Szczecin, Katowice) is clearly visible. Undoubtedly, this is connected with these operators' ability to service an intensified business traffic following Poland's accession to the European Union. Second, more and more frequently smaller hotels (usually with up to 40 rooms) are founded on the basis of extremely carefully reconstructed, advantageously situated tenements and small hotels (Warsaw, Cracow, Gdańsk-Gdynia-Sopot, Lublin). New hotels that are rendered operational are increasingly more aggressive in soliciting their share in the market and represent a growing risk from the point of view of competition for the hotels that have been functioning so far.

2.3.2 **Travel agents' market**: As of December 31, 2002 there were 3,477 tourist entities (travel agents and tourist agencies) registered in the Central Register of Permits, of which natural persons accounted for over 74%. Segmentation of the institutional market in terms of core business of tourist entities was as follows: tour operators – over 42%, tour operators with agency services – over 56% and agency services – less than 1%. Such a divided travel market is, as a mater of fact, created by approx. 30-40 travel agents, of which approx. 35 generate revenues exceeding PLN 10 mln. PBP Orbis is an all-purpose travel agents offering predominantly its own products (tour operator's services) for the incoming and domestic traffic and comprehensive servicing of incoming traffic and travel services (agency) and having at its disposal Poland's largest sales network. The brand name of PBP Orbis is well recognizable on both the domestic and foreign markets. The company has preserved its dominant position – with approx. 50% share in the market - in the incoming tourist traffic segment while as regards the outgoing travel traffic segment it belongs to the five largest tour operators and is placed after Triada, My Travel (following the merger of VING and Itaka), Neckermann and TUI, while in the air tickets sales segment, due to its sales network, PBP Orbis leads the market. Domestic travels constitute a complementary element of market activity of this company, where it has assumed the role of an unquestioned leader, skilfully competing with the quality of services on offer that since 2001 has been the main criterion for selecting the service provider.

2.3.3 **Passenger transport market and rental of vehicles market**: Direct competitors of Orbis Transport on the regular international transport services (Orbis Transport - 19% share in the market) include: Eurolines Group (25% share in the market), Grupa Intercars (9%) and Grupa Becker (7%). As regards the passenger car rental market operated under the brand name of HERTZ (license), Orbis Transport contributes a 30% share and equals the share contributed by AVIS. The third operator, with a 20% market share, is EUROPCAR. In long-term rentals (leasing) ARVAL (25% share in the market) is a leader followed by Daimler Chrysler Services Fleet Management (20%) and Orbis Transport running its operation under the brand name of Herts Lease (licence) with a 15% market share.

2.3.4 **Games market**: On the games of chance market, beside the Orbis Casino, there were 6 casino operators and 9 operators of arcade games salons. Casino Poland (over 40% share in the market) is a leader in the casinos segment in terms of generated revenues, while in the segment of arcade games salons – the company Zjednoczone Przedsiębiorstwa Rozrywkowe (over 50% share in the market).

**2.4 EURO/PLN exchange rate:** strong position of PLN against EURO prevailing since the 2nd quarter 2002 directly translates into sales revenues generated in exports of services rendered by the Group (foreigners' stays at hotels, foreign incoming traffic), while in the case of imports of services (foreign outgoing traffic) this relation is adjusted by price flexibility of demand (increase in prices for the client).

**2.5 Legal regulation:**

2.5.1 **As regards passenger transport**: Act of September 06, 2001 on Road Transport introduced regulations that are cost generating for carriers, pertaining to: licenses for running operations and certificates of vocational competence for managers of companies

(since January 01, 2003) and financial securities for each vehicle as well as fees for using domestic roads (since January 01, 2002). Planned for April 2003, Poland's accession to the agreement on Common European Air Area will open up an opportunity for cheap air carriers (e.g. Ryanair, EasyJet) to compete not only with the Polish Airlines LOT but with domestic carriers as well, which will result in their taking over a part of passenger traffic.

2.5.2 **As regards the outgoing tourist traffic**: since March 2002 when the 7% VAT rate on full price of an event sold was introduced, VAT payments effected by Polish travel agents have equalized with those paid by foreign concerns like TUI, Neckermann, VING running their operations in Poland. Previously, these concerns paid VAT calculated exclusively on their margin of profit.

2.5.3 **As regards games of chance**: ban on advertising, linear tax on revenue at the rate of 45% settled every decade that was introduced in the year 2000 to replace the progressive tax settled on a monthly basis, high threshold for the minimum initial capital of operators and high securities – eliminate small casinos located in small establishments from the market and question the profitability of that sector of operations. This situation was a reason why Orbis Casino closed down its casinos in Zakopane (2001) and in Lublin (2002) and a reason for looking for locations for arcade game salons outside hotel units (Szczecin), as it offers a chance for getting new, but not too wealthy, clients. Currently prepared amendment of the Act on Games of Chance, Mutual Betting and Slot Machines provides, among others, for the abandonment of calculation and payment of tax on games by casinos on a decade basis, which is very advantageous for the sector. Other assumptions of the amended law, like for example an opportunity to open one casino per each 250 thousand inhabitants or allowing for the installation of slot machines offering low wins (equivalent to EUR 15 to be won at one time) outside casinos and arcade games salons – lead to the increased competition in the circumstances of a shallow market of recipients. The implementation of the above regulations will in effect lead to a further drop in the profitability of games centres functioning nowadays.

**2.6 Poland's accession to the European Union:** an advantageous result of a referendum to be held in June allows us to expect an increase in arrivals in Poland in the business and tourist traffic segments. The negative result will have an effect to the contrary.

**2.7 War in Iraq and SARS:** the currently waged war in Iraq and epidemics of a special pneumonia (SARS virus) will have an impact predominantly on the geography of foreign travels (client will be more interested in Mediterranean countries other than Egypt, Turkey, Tunisia or Cyprus and other than the Far East countries). However, inclination to travel is not likely to decline. PBP Orbis has introduced the principle of a free-of-charge change of booking to a destination that is not endangered. Furthermore, counting on a growth in demand for recreation in Poland – PBP is preparing an alternative offer of domestic stays.

## III. PLANS OF CONSOLIDATED COMPANIES FORMING THE ORBIS GROUP FOR THE YEAR 2003

### 3.1 „Orbis" S.A.:

- within the scope of commercial policy:
    - to maintain EURO denominated prices for the purposes of settlements with travel agents as regards foreign incoming traffic,
    - to decrease basic prices in all the Company's hotels in Katowice, Cracow, Szczecin and Warsaw; maintaining the prices at the level applicable in 2002 in hotels located in Gdańsk-Gdynia-Sopot, Poznań, Wrocław and in recreation resorts (except for Mrągovia which enhanced its standard and the scope of services following upgrading and expansion works),
    - to increase sales of hotel services to corporate clients,

  - to increase sales of Orbis Gold Club card and Platinium Card,
  - to introduce the Miles & More program in lieu of the Qualiflyer program,
  - to continue the sale of an offer addressed to the institutions of central and self-government administration and diplomatic delegations of foreign states in Poland,
  - to create the Orbis Call Centre,
  - to launch a new WWW site **www.orbis.pl** and a special site **www.orbisonline.pl**;
- as regards the financial activity:
  - to bring the implementation of the „cash pooling" program in the pilot group to an end (13 „Orbis" S.A. hotel branches and the Office of the Management Board) – by the end of February 2003 r.,
  - to continue works connected with the extension of the „cash pooling" system to cover all the remaining „Orbis" S.A. hotel branches,
  - to continue works related to the selection of a method and form of financing the hotels of the Accor network in Poland,
  - to pursue the adopted Tactic Objectives in the foreign exchange risk management and the interest rate risk management in the Company;
- a regards involvement in other entities:
  - to acquire shares and interests in HEKON Hotele Ekonomiczne S.A., Société d'Exploitation HOTEK Sp. z o.o., Muranowska Sp. z o.o.:

    The entry of Accor S.A. to the Company in the year 2000 in the capacity of a sectoral strategic investor was closely correlated with an intention to combine, in the future, the activities of the two hotel operators on the Polish market which was referred to among others in the share sale agreement executed by Orbis S.A. and the State Treasury. 13 Accor hotels operating under the brand names of Mercure, Novotel and Ibis are grouped in companies Hekon, Hotek and Muranowska (hotel under construction). The state of advancement of a currently carried out legal and economic analyses allows for expecting the finalisation the prepared transaction at the end the first half of 2003.

Due to limited capabilities of increasing the revenues, the significant focus will be on strict control and costs rationalization.

**3.2 Polskie Biuro Podróży Orbis Sp. z o.o.:**

- to expand an offer of recreation in Poland that represents an alternative to travels abroad,
- to expand the offer of incentive travels in Poland and abroad,
- to implement central sales system and sales monitoring system,
- to continue the process of optimization of the organizational and employment processes.

**3.3 Orbis Transport Sp. z o.o.:**

- to develop booking and sales systems: VOYAGER (bus tickets) and the booking system under the HERTZ license,
- to optimize vehicle fleet management, to perfect the ARMADA system and to implemen the IT management support system,
- to improve the profitability of services: optimization of the ratio between the Company's own transport vehicles to foreign transport vehicles in the servicing of international bus lines and purchase of passenger cars with permits, lorries for the purposes of short-term rentals,
- to increase the number of vehicles under long-term lease by 40%,
- to optimize costs of operations – further employment optimization,

- to transform the status of the real property housing the Company's seat from a leased property to an owned property.

**3.4 Orbis Casino Sp. z o.o.:**

- to enter the market of mutual bets,
- to take into account in the location policy of games salons in local entertainment centres.

## IV. SIGNIFICANT EVENTS IN COMPANIES FORMING ORBIS GROUP AFTER THE BALANCE SHEET DAY

4.1 **„Orbis" S.A.:** execution, on February 28, 2003, along with six shareholders of PolCard S.A. holding – together with the Company - 99.67% of the initial capital of PolCard, of a conditional contract of sale of the entire block of shares held in that company (9.9% of the capital) for the PLN-denominated price equivalent to the amount of USD 5,940.6 thousand.

4.2 **Polskie Biuro Podróży Orbis Sp. z o.o.**: implementation, as from March 1, 2003 of organizational changes consisting in:

- establishment of the Warsaw Branch by way of integration of 3 branches: Centrum, Plac Konstytucji and Śródmieście, which have so far operated separately,
- incorporation of the Zabrze Branch into the organizational structure of the Katowice Branch,
- establishment at the Office of the Management Board:
    a. Outgoing Tourism Center – coupled with a simultaneous winding up of these operations at the Foreign Tourism Office,
    b. Incentive Travel Office.

4.3 **Orbis Casino Sp. z o.o.**:

4.3.1 adoption on February 18, 2003 of a resolution by the Assembly of Shareholders allowing for the transfer of a casino in Szczecin to the GALAXY Center.

4.3.2 adoption on March 27, 2003 of a resolution by the Assembly of Shareholders allowing for the acquisition by the company of 25% shares in a company Bookmacher Sp. z o.o., the core business operations of which is mutual betting.

4.4 **PH Majewicz Sp. z o.o.**: registration, on January 01, 2003 of a decrease in the initial capital by 50% to reach the amount of PLN 2,202,500 without effecting payments to shareholders. As a result of that operation, the value of shares held by „Orbis" S.A. went down to PLN 1,078,500 – without changing the percentage share in the initial capital and in the number of votes at the Assembly of Shareholders, that continue to be at the level of 49%.

4.5 **Wioska Turystyczna WILKASY Sp. z o.o.**: adoption on March 11, 2003, of a resolution by the Assembly of Shareholders on the lease of the company.

## V. ANALYSIS OF THE BALANCE SHEET OF THE ORBIS GROUP

In 2002, the balance sheet total of assets and liabilities closed with the amount of PLN 1 463 156 thousand PLN, meaning that it remained at a level close to the balance sheet total reported at the end of 2001.

### 5.1 Assets

In the consolidated balance sheet, the dominant position on the assets side is taken by fixed assets, the share of which in all assets amounted to 83.8% at the end of 2002. The largest share in the structure of fixed assets was contributed by tangible fixed assets (96.3%), that were at a level resembling that reported in the corresponding item in the year 2001.

As of the end of 2002, the balance of fixed assets went down by 4.7% as compared to the balance as at the end of 2001.

In 2002, current assets increased by 25.4% as compared to 2001. Also, their share in the total assets grew from 12.8% to 16.2%, accordingly. The main reason behind this was an increase in the balance of short-term investments by 48.5%, including the increase in the balance of cash and cash equivalents by 65.2%, that predominantly resulted from the receipt of funds from the sale of AWSA Holland II BV by Orbis S.A.

### 5.2 Liabilities

In the course of the year 2002, minor changes occurred in the equity as a result of which as at the end of the year the balance of equity remained at the level reported at the end of 2001 and amounted to PLN 1 187 363 thousand. In 2002, the share of equity in total liabilities grew by 0.7 percentage point as compared to the corresponding figure in 2001.

Reserve capital rose by 5% chiefly as a result of appropriation of the net profit from the preceding year to the reserve capital and the transfer of amounts from the revaluation capital in connection with the sale of fixed assets. Revaluation capital was by 6.2% lower than at the end of 2001 and this was brought about by the capital related to the revaluation of liquidated and sold fixed assets having been reclassified to the reserve capital and by long-term investments having been reclassified to short-term investments.

Creditors and provisions for creditors decreased by 3.6%. As compared to the preceding year, changes occurred in the following items:

- decrease in the balance of short-term creditors (the 41.9% share in all creditors in 2001 went down to 35.0% in 2002),
- increase in long-term creditors mainly as a result of the drawing by Orbis S.A. of the subsequent tranche of a consortium credit,
- decrease in the balance of provisions for creditors by 12.3%, of which for provisions for pension benefits by 17.8% and other provision, including provisions for liabilities towards employees, provisions for franchise fees and, provisions for liabilities of public law and other – by 10.7%.

## VI. RATIO ANALYSIS OF THE FINANCIAL STATEMENTS

On the basis of the company's financial statements (the balance sheet and the profit and loss account), an analysis of the Company's performance on the basis of the following categories of ratios: profitability, turnover and financial has been made.

### 6.1 Profitability ratios

#### Return on equity (ROE)

Return on equity (ROE) in 2002 was at the level of 2.91% and was by 1.43 percentage points lower than in 2001. This change is attributable to the decline of the net profit by 32.9% as compared to the year 2001, since the change in equity does not exceed 1%.

#### Return on assets (ROA)

Return on assets (ROA) in 2002 equalled 2.36% and was by 1.13% lower than that achieved in 2001 (3.49%). The deterioration of this ratio is mainly as a result of a decrease in the net profits as compared to the past year (by 32.9%), while the balance of assets remained on the level reported at the end of the past year.

#### Return on sales (ROS)

Return on sales (ROS) in 2002 reached the level of 4.24%, reflecting a reduction by 1.6 percentage points as compared to the year 2001 (5.84%). This was caused primarily by a decline of the net

profit in 2002 and, to a less extent, decline of revenues from the sale of products and services, which in 2002 were by 7.5% lower than in 2001.

**Gross profit / Net sales Ratio**

The 2002 ratio was 6.10%, while in 2001 it reached the level of 8.37%. The decline of the ratio by 2.27 percentage points is predominantly attributable to the impact of the lower level of gross profit (decline by 22.6%).

### 6.2 Turnover Ratios

**Debtor collection period ratio**

Debtor turnover period ratio in 2002 increased by 1 day as compared to 2001 and equalled 18 days. The ratio of trade debtors to the total debtors increased from 64.0% at the end of 2001 to 64.7% at the end of 2002. As of the end of 2002, trade debtors accounted for 101.3% of their value in 2001, while revenues from the sale of products and goods declined by 7.5%.

**Creditor turnover period ratio**

In 2002, the creditor turnover period ratio was 19 days as compared to 17 days in 2001. The ratio of trade creditors to the total short-term creditors grew from 36.2% at the beginning of the year to 45.7% at the end of 2002. At the end of 2002, the value of creditors was by 1.4% higher than in 2001.

**Inventory turnover ratio**

In 2002, this ratio equalled 6 days as compared to 7 days at the end of the year 2001. This was the result of both the decline of the volume of stocks as well as the revenues from the sale of products and goods, respectively by 17.3% and 7.5%. The lower the inventory turnover ratio, the shorter the cycle of stock use-up and the lower the costs related to investment in raw materials, work in progress and finished goods.

### 6.3 Financial ratios

**Debt to equity ratio**

At the end of 2002, this ratio remained at more or less the same level of around 18%, the reason being an absence of changes in the amount of creditors (creditors and provisions at the end of 2002 accounted for 96.4% of the figures reported in 2001) as well as in the amount of total liabilities.

**Fixed asset cover ratio**

In 2002, the fixed asset cover ratio increased by 3.82 percentage points as compared to the year 2001, and amounted to 104.31%, which is considered a safe level. In the light of decrease of both the level of equity as well as provisions and fixed assets, it means that the pace of reducing the value of equity and provisions is lower than that of the fixed assets. The balance of fixed assets declined throughout the year 2002 by 4.7%, equity by 0.1%, while provisions declined by 12.3%.

**Current Ratio (CR) and Quick Ratio (QR), i.e. the so called Acid-Test Ratio**

The evaluation of the Company's ability to meet its current liabilities was performed with the use of the Current Ratio (Working-Capital Ratio) - CR and the Quick Ratio - QR, which is also called the Acid-Test Ratio.

Current Ratio (CR) reflects the ratio of current assets to current liabilities. In 2002, the ratio reached a satisfactory level CR=2.84, reflecting a high degree of blocking current assets in overall assets. On the other hand, the Quick Ratio (QR) representing the ratio of the liquid (current) assets less the stocks to the current liabilities equalled QR=2.68 in 2002.

The value of both the ratios went up as compared to 2001. The reason for this increase is a substantial growth of funds and other cash assets in 2002 as a result of disposal of investments.

### 6.4 Other ratios measuring the performance of the Company

**Working capital turnover ratio**

The working capital turnover ratio measures the rate of turnover of working (circulating) assets. The higher the ratio, the better the Company's financial standing. In 2002, the ratio equalled 3.4, while in 2001, 4.7, which means the said ratio declined by 1.3 percentage points.

**Fixed assets turnover ratio**

The fixed asset turnover ratio measures the effective use of fixed assets for the purpose of generating sales revenues. In 2002, the ratio equalled 0.67, which means that each PLN 1 worth of fixed assets engaged in the business contributed, on average, PLN 0.67 to the total sales revenues. In 2001, the fixed assets turnover ratio equalled 0.69.

**Assets turnover ratio**

The asset turnover (productivity) ratio is the most comprehensive index measuring the performance of all the company's assets. The 2002, the asset turnover ratio in the Company equalled 0.56 as compared to 0.60 achieved in 2001.

**Asset cover ratio**

The asset cover ratio measures the direct proportion between total debt of a company and its assets which could be liquidated in order to cover the debt. Hence, this ratio demonstrates the extent to which the net (depreciation-adjusted) profit after taxation covers a solvent payment of the company's liabilities. In 2002, this ratio equalled 0.7 as compared to 0.8 in 2001.

## VII. CASH FLOW ACCOUNT

The net cash flows from operating activities equalled PLN 94 199 thousand in 2002 and accounted for 81.4% of the past year's result. The accrual-based net cash flow of PLN 34 583 thousand generated in 2002 was lower than the net cash flow from operating activities. This means that the value of cash exceeded the profits reported in the profit and loss account. The cash productivity ratio equalled 36.7% in 2002.

Receipts from investment operations generated by the Company were derived mainly from sale of financial fixed assets in affiliated companies, sale of real property and sale of fixed assets. On the other hand, expenditures related mainly to acquisition of financial assets, intangibles and tangible fixed assets.

Receipts from financial activities were derived mainly from credits and loans incurred by the Company, while expenditure consisted of repayment of bank credits and loans, interest paid as well as the payments to owners. Receipts from financial activities were by 28.9% lower while expenditure was by 9.1% higher than in 2001.

Despite a negative net cash flow from investment operations, the Company closed the year 2002 with a positive net cash flow balance.

The ratio analysis based on the cash flow account supplements the ratio analysis of the remaining sections of the financial statements. The basic information for the analysis is contained in the cash flow statement. However, in order to enhance the applicability of the analytical results, figures from the balance sheet and profit and loss account are used as well.

## Cash Productivity Ratios

Ratios of this category reflect the company's cash productivity. Ratio No 1 defines the ratio of net profits disclosed in the profit and loss account to cash flow from operating activities (CF op.). The remaining ratios show the proportion of net cash flow from operating activities (CF op.) to sales, assets in the balance sheet, and equity.

**Ratio of net profits to net cash flow from operating activities**

$$\frac{net\ profit}{CF\ op.} = \frac{34583}{94199} = 36.7\%$$

The greater the ratio of profit in cash flow from operating activities, the greater the role of profit as a source of financing investment and financial operations. The ratio of accrual-based to cash-based result of 36.7% in 2002 deteriorated as compared to the level of 44.5% reported in the year 2001.

**Ratio of net cash flow from operating activities to net sales revenues**

$$\frac{CF\ op.}{net\ sales\ revenues} = \frac{94199}{815989} = 11.5\%$$

The ratio of sales productivity in terms of cash generated is complimentary towards the traditional measure of sales profitability. It measures the quality of sales revenues i.e. degree to which revenues have been collected in cash. The higher the ratio, the better.

According to the above calculations, every PLN 100 in sales revenue generates PLN 11.5 in cash and cash equivalents.

In 2002, sales revenues generated 11.5% of the net cash flows from operating activities, representing a decline as compared to the level of 13.1% in 2001.

**Ratio of net cash flow from operating activities to total assets**

$$\frac{CF\ op.}{total\ assets} = \frac{94199}{1463156} = 6.4\%$$

The ratio of assets' productivity in terms of cash generated reflects the general assets' ability to generate positive net cash flows from operating activities. The ratio in 2001 equalled 6.4% and deteriorated as compared to the year 2001 (7.8%).

**Ratio of net cash flow from operating activities to equity**

$$\frac{CF\ op.}{equity} = \frac{94199}{1187363} = 7.9\%$$

This ratio of equity productivity in terms of cash generated measures "cash generating ability" of capital invested by the Company's owners. It shows how much cash is generated by each unit of equity.

In 2002, every PLN 100 of invested equity produced PLN 7.9. For the sake of comparison, in 2001, the same PLN 100 produced PLN 9.7.